SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

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CARSON FAMILY 2013 DYNASTY TRUST, CARSON INVESTMENTS LLC, CARSON INVESTMENTS II LLC, DAVID HUGH CARLTON II, ELAINE GIBSON STAFFORD, JOAN S. LAYNE, MOORE ASHBURN HALL PARTNERSHIP, NCM FAMILY EXEMPT TRUST, RICHARD CROOK MOORE, NOEL CROOK MOORE, ROBIN STACY MELVIN, TERESA CARSON WYCHE, TERESA CARSON WYCHE REVOCABLE TRUST, GRAHAM CLARK WYCHE II, GRAHAM CLARK WYCHE II REVOCABLE TRUST, VIOLET A. CARSON 2004 RESTATED REVOCABLE TRUST, and WILLIAM R. GIBSON,

Plaintiffs,

v.

INFINITY Q CAPITAL MANAGEMENT LLC, JAMES VELISSARIS, LEONARD POTTER, SCOTT LINDELL, BONDERMAN FAMILY LIMITED PARTNERSHIP, LP, INFINITY Q MANAGEMENT EQUITY LLC, TRUST FOR ADVISED PORTFOLIOS, U.S. BANCORP FUND SERVICES, LLC, EISNERAMPER LLP, QUASAR DISTRIBUTORS, LLC, JOHN C. CHRYSTAL, ALBERT J. DIULIO, S.J., CHRISTOPHER E. KASHMERICK, HARRY E. RESIS, RUSSELL B. SIMON, and STEVEN J. JENSEN,

Defendants.

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Index No. _____

COMPLAINT

Plaintiffs Carson Family 2013 Dynasty Trust, Carson Investments LLC, Carson Investments II LLC, David Hugh Carlton II, Elaine Gibson Stafford, Joan S. Layne, Moore Ashburn Hall Partnership, NCM Family Exempt Trust, Richard Crook Moore, Noel Crook Moore,

Robin Stacy Melvin, Teresa Carson Wyche, Teresa Carson Wyche Revocable Trust, Graham Clark

Wyche II, Graham Clark Wyche II Revocable Trust, Violet A. Carson 2004 Restated Revocable

Trust, and William R. Gibson (collectively, "Plaintiffs"), by and through their undersigned

counsel, and their Complaint against Defendants Infinity Q Capital Management LLC, James

Velissaris, Leonard Potter, Scott Lindell, Bonderman Family Limited Partnership, LP, Infinity Q

Management Equity LLC, Trust for Advised Portfolios, U.S. Bancorp Fund Services, LLC,

EisnerAmper LLP, Quasar Distributors, LLC, John C. Chrystal, Albert J. DiUlio, S.J., Christopher

E. Kashmerick, Harry E. Resis, Russell B. Simon, and Steven J. Jensen (collectively,

"Defendants"), hereby allege the following upon personal knowledge as to themselves and their

own acts, and upon information and belief as to all other matters.

Plaintiffs' information and belief is based on, among other things, an investigation by their

attorneys, which investigation includes a review and analysis of: filings with the U.S. Securities

and Exchange Commission ("SEC"); marketing materials and investor presentations distributed

by Infinity Q Capital Management LLC; the Complaint and other documents filed in the matter

SEC v. James Velissaris, No. 22-cv-01346 (S.D.N.Y.); the Complaint and other documents filed

in the matter *SEC v. Scott Lindell*, No. 22-cv-08368 (S.D.N.Y.); the documents filed, including the

Indictment, certain discovery materials, and expert reports, in the matter *United States of America

v. James Velissaris*, No. 22-cr-105 (S.D.N.Y.); pleadings, motion papers, and exhibits to

declarations filed in the matters *In re Infinity Q Diversified Alpha Fund Securities Litigation*, Index

No. 651295/2021 (N.Y. Sup. Ct.), and *Dominus Multimanager Fund, Ltd. v. Infinity Q Capital

Management LLC, et al.*, Index No. 652906/2022 (N.Y. Sup. Ct.); pleadings, motion papers, and

exhibits to declarations filed in the matter *In re Infinity Q Diversified Alpha Fund and Infinity Q

Volatility Alpha Fund Securities Litigation*, No. 21-cv-01047 (E.D.N.Y.); and other public documents and media reports concerning Defendants. Many of the facts supporting the allegations contained herein are known only to Defendants or are exclusively within their custody and/or control. Plaintiffs believe that further substantial evidentiary support will exist for the allegations in this Complaint after a reasonable opportunity for discovery.

I.   NATURE OF THE ACTION

1.   Plaintiffs bring this action to recover the significant investment losses it suffered from the sudden and unexpected liquidation of the Infinity Q Diversified Alpha Fund (the "Mutual Fund").

2.   The Mutual Fund was forced to halt operations when it was revealed that Defendant James Velissaris ("Velissaris") – the Chief Investment Officer of the Mutual Fund's investment adviser, Defendant Infinity Q Capital Management LLC ("Infinity Q") – had for years manipulated the valuation of the Mutual Fund's assets to artificially inflate the value of the Mutual Fund's shares by hundreds of millions of dollars. Velissaris recently pled guilty to violating the federal securities laws and faces a possible prison sentence of 20 years.

3.   The rise and fall of the Mutual Fund can be traced back to David Bonderman ("Bonderman"), the founder of TPG Capital. Bonderman's private wealth was managed by Defendant Leonard Potter ("Potter"), with assistance from Velissaris and Defendant Scott Lindell ("Lindell"). Bonderman decided that he wanted to make available to the general public the investment strategies used to manage his private portfolio. Doing so would allow Bonderman and his team to profit from selling their investment expertise to a wider audience.

4.   In 2014, Bonderman, Potter, Velissaris, and Lindell created Infinity Q as the vehicle to bring their investment strategies to the masses, which would act as investment advisor to two entities: a public mutual fund and a private hedge fund. Infinity Q retained U.S. Bank's fund services to launch and administer the Mutual Fund and the hedge fund.

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5.   Infinity Q's investment strategy was based on volatility. Infinity Q aimed to generate absolute returns that did not depend on what direction the market moved, but rather on how much the market moved (i.e., how volatile the market was). This strategy could not be implemented simply through investments in traditional stocks and bonds, but instead required Infinity Q to invest in esoteric derivative securities called "variance swaps."

6.   The Mutual Fund was legally required to publicly report its net asset value, or "NAV," on a daily basis. The NAV was the metric used to determine the price of the shares that the Mutual Fund sold to investors.

7.   Calculating NAV required Infinity Q to accurately value the Mutual Fund's assets. For traditional stocks, doing so was straightforward because the market and trading prices were listed by the exchanges on which the stocks traded. For the variance swaps, however, there was no readily available market or trading price. Thus, Infinity Q used a third-party pricing model to determine the fair value of the variance swaps.

8.   Infinity Q's investment strategy appeared to be very successful. At its peak, Infinity Q purported to manage over $3 billion in assets. In 2018, the Mutual Fund reported an annual return of over 11%. When the global COVID-19 pandemic rocked the capital markets in 2020, the Mutual Fund reported positive returns while most investment managers were suffering heavy losses.

9.   However, unbeknownst to Plaintiff and other investors, the Mutual Fund's success was a mirage. That is because Velissaris was directly manipulating the valuations of the variance swaps, which caused the Mutual Fund's NAV to be artificially inflated by hundreds of millions of dollars.

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10.   Rather than accurately model the swaps in the third-party pricing service, Velissaris inputted the wrong contractual terms, used incorrect templates, and altered the underlying code in order to cause the model to produce inflated valuations.

11.   In 2020, the SEC began confidentially investigating Infinity Q's valuations. By early 2021, the SEC had determined that the third-party pricing service model was being manipulated to create artificially inflated asset valuations.

12.   On February 22, 2021, the SEC suspended Mutual Fund redemptions, and Velissaris was removed from his position as Chief Investment Officer of Infinity Q.

13.   The Mutual Fund's assets were subsequently liquidated. The liquidation generated proceeds of about $1.2 billion. The proceeds were about $500 million less than what the assets were valued for immediately before the Mutual Fund was shut down.

14.   Culpability for the mismarking of the Mutual Fund's assets does not lay solely at the feet of Velissaris.

15.   Mutual funds are heavily regulated investment vehicles that are required to implement all kinds of controls to protect investors.

16.   Bonderman's team did not have the existing infrastructure, regulatory expertise, and administrative support required to run a mutual fund when he launched Infinity Q. Therefore, he turned to U.S. Bank, which advertised its sponsorship of "multiple series trusts" as a one-stop shop for investment managers seeking to open a mutual fund.

17.   U.S. Bank offered investment managers the opportunity to open their own mutual fund as a series of an existing trust that complied with mutual fund regulations. The U.S. Bank-sponsored trust managed all fund operations, governance, servicing, and administration, while the unaffiliated investment manager focused on investment strategy.

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18. Bonderman created the Mutual Fund as a series of a U.S. Bank-sponsored multiple series trust: Defendant Trust for Advised Portfolios ("TAP" or the "Trust").

19. U.S. Bank's affiliate, Defendant U.S. Bancorp Fund Services, LLC ("U.S. Bancorp"), served as the administrator of the Trust. U.S. Bancorp established a Board of Trustees to oversee the Mutual Fund, provided a Chief Compliance Officer for the Mutual Fund, selected an independent auditor – Defendant EisnerAmper LLP ("EisnerAmper") – for the Mutual Fund and the hedge fund, and appointed an underwriter – Defendant Quasar Distributors, LLC ("Quasar") – to distribute the Mutual Fund's shares to investors.

20. Each of these individuals and entities were supposed to act as gatekeepers who provided oversight and made sure that the Mutual Fund complied with laws and regulations designed to protect investors.

21. The Board of Trustees established a Valuation Committee to provide oversight of Infinity Q's valuations. EisnerAmper audited Infinity Q's valuations. The Board of Trustees' Audit Committee reviewed EisnerAmper's audits.

22. However, each of these defendants ignored numerous red flags that Infinity Q was inflating the value of the Mutual Fund's assets. They had access to the third-party pricing service. They knew that the counterparties to the Mutual Fund's swaps had reached drastically different valuations. Infinity Q's valuations were internally inconsistent, and some were mathematically impossible. Yet, U.S. Bancorp, the Trustees, the Chief Compliance Officer, EisnerAmper, and Quasar simply turned a blind eye.

23. Had these purported gatekeepers diligently performed their assigned functions, Infinity Q would not have been able to manipulate the Mutual Fund's valuations.

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24.   Plaintiffs purchased securities of the Mutual Fund in 2020. Plaintiffs suffered significant damages as result of the manipulation of the Mutual Fund's valuations.

25.   Plaintiffs assert strict-liability and negligence-based claims under the Securities Act of 1933 (the "Securities Act") in connection with its purchases of the Mutual Fund's shares traceable to the Mutual Fund's December 2019 offering documents. The registration statement and prospectus pursuant to which the Mutual Fund's shares were offered and sold contained numerous materially false and misleading statements and omissions of material fact about the calculation of the Mutual Fund's NAV and the valuation of its assets.

26.   Plaintiffs therefore bring this action to recover its investment losses.

II.   PARTIES

A.   Plaintiffs

27.   Plaintiff Carson Family 2013 Dynasty Trust is a trust formed in North Carolina. Plaintiff Carson Family 2013 Dynasty Trust purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

28.   Plaintiff Carson Investments LLC is a North Carolina limited liability company. Plaintiff Carson Investments LLC purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

29.   Plaintiff Carson Investments II LLC is a North Carolina limited liability company. Plaintiff Carson Investments II LLC purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

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30.   Plaintiff David Hugh Carlton II purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

31.   Plaintiff Elaine Gibson Stafford purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

32.   Plaintiff Joan S. Layne purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

33.   Plaintiff Moore Ashburn Hall Partnership is a Texas limited partnership. Plaintiff Moore Ashburn Hall Partnership purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

34.   Plaintiff NCM Family Exempt Trust is a trust formed in Texas. Plaintiff NCM Family Exempt Trust purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

35.   Plaintiff Richard Crook Moore purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

36.   Plaintiff Noel Crook Moore purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

37.   Plaintiff Robin Stacy Melvin purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

38.   Plaintiff Teresa Carson Wyche purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

39.   Plaintiff Teresa Carson Wyche Revocable Trust is a revocable trust formed in North Carolina. Plaintiff Teresa Carson Wyche Revocable Trust purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

40.   Plaintiff Graham Clark Wyche II purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

41.   Plaintiff Graham Clark Wyche II Revocable Trust is a revocable trust formed in North Carolina. Plaintiff Graham Clark Wyche II Revocable Trust purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

42.   Plaintiff Violet A. Carson 2004 Restated Revocable Trust is a revocable trust formed in North Carolina. Plaintiff Violet A. Carson 2004 Restated Revocable Trust purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

43.   Plaintiff William R. Gibson purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

44.   The dates on which Plaintiffs purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus, and from which they suffered damages as a result of Defendants' violations of the federal securities laws, are attached hereto as Exhibit A.

45.   Each purchase of Mutual Fund securities for which damages are alleged made by Plaintiffs was made by or at the direction of Ironsides Asset Advisors, LLC, their investment advisor.

B.   Defendants

46.   Defendant Infinity Q Capital Management LLC is an SEC-registered investment advisory firm based in New York, New York. Infinity Q was responsible for the day-to-day management of the Mutual Fund and controlled the Mutual Fund's portfolio of investments. For its services to the Mutual Fund, Infinity Q was paid an annual fee totaling 1.7% of the Mutual Fund's average daily NAV.

47.   Defendant James Velissaris was the Chief Investment Officer ("CIO") of Infinity Q. Prior to joining Infinity Q, Velissaris joined Wildcat Capital Management ("Wildcat"), the investment advisor that manages the personal fortune of David Bonderman, as a Portfolio Manager.

48.   Defendant Leonard Potter is the Chairman of Infinity Q. He also is the President and CIO of Wildcat.

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49.   Defendant Scott Lindell was the Chief Risk Officer ("CRO") of Infinity Q. He was also Head of Risk at Wildcat. Lindell previously worked with Velissaris at Arden Asset Management.

50.   Defendant Bonderman Family Limited Partnership, LP ("Bonderman LP") is the private family office of David Bonderman, managed by Wildcat. Bonderman LP has an ownership interest in Infinity Q that is greater than 25% and is a control person of Infinity Q.

51.   Defendant Infinity Q Management Equity LLC ("IQME") has an ownership interest in Infinity Q that is greater than 25% and is a control person of Infinity Q.

52.   Defendant Trust for Advised Portfolios is a Delaware statutory trust organized under the laws of the State of Delaware, registered with the SEC as an open-end management investment company. The Mutual Fund is a series of TAP. TAP issued the shares of the Mutual Fund sold to Plaintiffs pursuant to a registration statement and prospectus filed with the SEC in December 2019.

53.   Defendant U.S. Bancorp Fund Services, LLC is the Mutual Fund's administrator and fund accountant, and is registered to conduct business in New York. U.S. Bancorp provided certain services to the Mutual Fund, including but not limited to coordinating the negotiation of contracts and fees with, and the monitoring of performance and billing of, the Mutual Fund's independent contractors and agents; preparation for signature by an officer of TAP of all documents required to be filed for compliance by TAP and the Mutual Fund with applicable laws and regulations; arranging for the computation of performance data, including NAV per share and yield; responding to shareholder inquiries; arranging for the maintenance of books and records of the Mutual Fund and providing office facilities, equipment, and personnel necessary to carry out its duties. As compensation for its fund administration and portfolio compliance services, U.S.

Bancorp received from the Mutual Fund a fee based on the Mutual Fund's current average daily net assets. U.S. Bancorp was also the administrator for the hedge fund.

54.   Defendant EisnerAmper LLP is an independent public accounting firm registered with the Public Company Accounting Oversight Board ("PCAOB"). EisnerAmper was the Mutual Fund's external auditor since 2018. In connection with its audits of the Mutual Fund, EisnerAmper conducted tasks to validate Infinity Q's valuation of the Mutual Fund's holdings, including attempting to independently verify those valuations. EisnerAmper was also the auditor of the hedge fund.

55.   Defendant Quasar Distributors, LLC is a registered broker-dealer, a member of the Financial Industry Regulatory Authority ("FINRA"), and an affiliate of U.S. Bancorp. Quasar was the underwriter and distributor of the Mutual Fund's shares, provided certain administration services to the Mutual Fund, and promoted and arranged for the sale of Mutual Fund's shares.

56.   Defendant John C. Chrystal ("Chrystal") is a Trustee of the Mutual Fund and Chair of the Mutual Fund's Audit Committee. As a Trustee, Chrystal also had responsibility for overseeing the Mutual Fund's Valuation Committee. The Mutual Fund touted Chrystal's "extensive knowledge of the highly regulated financial services industry" based on his experience as a partner of an investment management firm and a partner of a consulting firm advising financial institutions.

57.   Defendant Albert J. DiUlio, S.J. ("DiUlio") is a Trustee of the Mutual Fund and a member of the Mutual Fund's Audit Committee. As a Trustee, DiUlio also had responsibility for overseeing the Mutual Fund's Valuation Committee. The Mutual Fund highlighted for investors DiUlio's "financing background, combined with his work experience," as providing him with a "strong understanding of financial statements."

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58.   Defendant Christopher E. Kashmerick ("Kashmerick") is the Chairman, President, and Principal Executive Officer of the Mutual Fund, a Trustee of the Mutual Fund, and a member of the Mutual Fund's Valuation Committee. He is a Senior Vice President of U.S. Bancorp with over two decades of experience operating mutual funds.

59.   Defendant Harry E. Resis ("Resis") is a Trustee of the Mutual Fund and a member of the Mutual Fund's Audit Committee. As a Trustee, Resis also had responsibility for overseeing the Mutual Fund's Valuation Committee. He has a background in fixed income securities analysis, with an emphasis on high yield securities. The Mutual Fund promoted Resis's experience as "provid[ing] him with a practical knowledge of the underlying markets and strategies used by" the Mutual Fund.

60.   Defendant Russell B. Simon ("Simon") is the Treasurer and Chief Financial Officer ("CFO") of the Mutual Fund, a member of the Mutual Fund's Valuation Committee, and a Senior Vice President of U.S. Bancorp.

61.   Defendant Steven J. Jensen ("Jensen") is the Chief Compliance Officer ("CCO") of the Mutual Fund and a Vice President of U.S. Bancorp. As CCO, he oversaw the implementation and testing of the Mutual Fund's compliance program and reported to the Trustees regarding compliance matters for the Mutual Fund.

62.   Defendants Velissaris, Potter, Lindell, Chrystal, DiUlio, Kashmerick, Resis, Simon, and Jensen are collectively referred to herein as the "Individual Defendants."

III.   JURISDICTION AND VENUE

63.   This Court has original subject matter jurisdiction over Plaintiffs' claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 (the "Securities Act"), 15 U.S.C. §§ 77(k), 77*l*(a)(2) and 77(o), pursuant to Section 22 of the Securities Act, 15 U.S.C. § 77v.

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64.   Removal of this action to federal court is barred by Section 22(a) of the Securities

Act, 15 U.S.C. § 77v(a), and *Cyan, Inc. v. Beaver County Employees Retirement Fund*, 138 S. Ct.

1061 (2018).

65.   Defendants are subject to personal jurisdiction in New York pursuant to CPLR §§

301 and 302.   Defendants conducted business in New York, Defendants disseminated false

information from New York, the false and misleading registration statement and prospectus were

prepared, reviewed, and signed in part in New York, and Defendants Infinity Q and EisnerAmper

are based in New York.

66.   Venue is proper in this Court pursuant to CPLR § 503 because Defendants Infinity

Q and EisnerAmper have their respective principal places of business in New York County.

IV.   FACTUAL ALLEGATIONS

A.   David Bonderman Creates Infinity Q to Offer His Investment Expertise to Everyday Investors

67.   Infinity Q was established by David Bonderman. Bonderman is the founder of the

investment company TPG Capital, which manages almost $100 billion in assets.

68.   Bonderman's personal fortune is managed by Wildcat. Wildcat is the investment

adviser to Bonderman LP.

69.   Defendant Potter is the President and CIO of Wildcat.

70.   Defendant Velissaris was one of Wildcat's Portfolio Managers.

71.   Infinity Q was launched in 2014 to sell the complex investment strategies used to

grow Bonderman's private portfolio to the investing public. Bonderman realized that he and his

employees could market their supposedly successful strategy for managing Bonderman's personal

wealth to a broader audience. Through Infinity Q, Bonderman offered an investment vehicle that utilized the investment strategies used to manage his family office to public investors. Bonderman and his employees would benefit from the fees earned through managing the funds' assets.

72.   Velissaris was the CIO of Infinity Q, and Potter was its Chairman.

73.   Wildcat's Head of Risk, Defendant Lindell, was Infinity Q's CRO.

74.   Infinity Q managed two investment funds: a public the Mutual Fund and a private hedge fund, the Infinity Q Volatility Alpha Fund (the "Hedge Fund").

75.   The Mutual Fund was marketed as a vehicle for the masses to gain access to, and benefit from, Bonderman's investment expertise and creative strategies, which had previously been available exclusively to very wealthy clients. Indeed, in its marketing materials, Infinity Q represented that it offered retail investors "access to the top tier investment strategies typically reserved for elite high net worth clients."

76.   Shortly after Infinity Q's launch, *Bloomberg* published an article with the headline: "***Private Equity Billionaire Is Now Selling a Hedge Fund for the Masses***." The article highlighted how Bonderman's new mutual fund would provide investors with access to complex investments utilized by hedge funds, while at the same time providing the liquidity of a mutual fund:

> David Bonderman amassed a $3 billion fortune in private equity for sophisticated investors. ***He's now selling hedge fund strategies to the masses***.
>
> Bonderman, whose TPG Capital has owned companies such as Continental Airlines and retailer J Crew Group Inc., is using a family office that manages a portion of his money – Wildcat Capital Management – to back a startup investment business. ***Infinity Q Capital Management is offering retail and other investors a version of the hedge fund programs it uses for the billionaire***, said James Velissaris, chief investment officer for the new firm.
>
> Run by Wildcat employees, Infinity Q can sell products such as liquid alternative mutual funds to outside investors. It means

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Bonderman, 72, can profit from the expertise of his personal money managers, who in turn can earn more money.[1]

77.   In its own marketing materials, Infinity Q promoted itself as Bonderman's personal investment adviser, stating that Infinity Q was "[o]riginally launched to manage the capital for the founding partners of the $100bn Private Equity firm TPG Capital." Thus, Infinity Q referred to itself interchangeably with Wildcat.

78.   Bonderman maintained control over Infinity Q. His family partnership, Bonderman LP, and another entity, IQME, each owned over 25% of Infinity Q.

79.   For its services to the Mutual Fund, Infinity Q was paid an annual fee totaling 1.7% of the Mutual Fund's average daily NAV. Thus, a higher NAV increased the fees paid to Infinity Q.

B.   Infinity Q Partners with U.S. Bank to Create the Mutual Fund

80.   A mutual fund is a pooled-investment vehicle. Mutual funds are subject to strict regulatory requirements. Among other requirements, they must register with the SEC under the Investment Company Act of 1940, implement certain controls, and are subject to oversight by the SEC.

81.   Infinity Q did not have the preexisting infrastructure, regulatory expertise, and administrative support required to run a mutual fund.

82.   Bonderman thus outsourced the mutual fund regulatory and compliance functions to U.S. Bank, one of the largest banks in the United States.

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[1] Unless otherwise indicated, all bolded italic emphasis in quotations throughout this Complaint has been added and did not appear in the original.

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83.   U.S. Bank provides, among other things, mutual fund services, including transfer agent services, fund administration services, fund accounting services, and other support areas for mutual funds.

84.   As part of its mutual fund services, U.S. Bank has established multiple series trusts, or "MSTs." An MST is an open-end investment management company organized as a series trust that is sponsored by U.S. Bank but used by multiple, unrelated investment management firms to house their mutual fund products. Each fund is a "series" of the MST. The trust manages all fund operations, governance, servicing, and administration, while the investment manager focuses on investment strategy.

85.   U.S. Bank markets its MSTs as having the following advantages/benefits:

- Reduced time to market: Launching a fund as a new series of an MST takes significantly less time than launching an entirely new proprietary trust.

- Cost advantages: An MST provides economies of scale for certain fund startup and annual operating costs.

- Governance and service expertise: MST fund managers benefit from the experience and expertise of an existing board of trustees familiar with mutual fund regulatory and operational issues.

- Compliance infrastructure: The MST sponsor provides an experienced chief compliance officer as well as the Sarbanes-Oxley monitoring and certification for all fund financial reporting.

- Administrative efficiencies: By adding mutual funds to an existing MST, many required administrative services are in place.

86.   According to U.S. Bank's marketing materials, the sponsor of an MST – i.e., U.S. Bank or an affiliate of U.S. Bank, such as U.S. Bancorp – establishes all mutual fund policies, procedures, and operations, including but not limited to valuation policies.

87.   TAP is a U.S. Bank MST. As such, TAP is an SEC-registered investment company that allows investment advisers unaffiliated with U.S. Bank, such as Infinity Q, to offer their

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investment expertise to the investing public by creating a mutual fund that operates as a series of TAP.

88. U.S. Bank controlled TAP through one of its affiliates, U.S. Bancorp.

89. Infinity Q engaged TAP to establish the Mutual Fund. Once under the TAP umbrella, the Mutual Fund was able to sell its securities to the investing public pursuant to TAP's SEC registration statement and prospectus.

90. As a series of TAP, the Mutual Fund was able to leverage the existing TAP Board of Trustees, TAP trust officers, TAP service providers (such as an auditor and underwriter), TAP policies, and TAP procedures.

91. Although Bonderman's team determined the investment policy of the Mutual Fund, U.S. Bancorp provided numerous important services to the Mutual Fund, including but not limited to:

- coordinating the negotiation of contracts and fees with, and the monitoring of performance and billing of, the Mutual Fund's independent contractors and agents;

- preparation for signature by an officer of TAP all documents required to be filed for compliance by TAP and the Mutual Fund with applicable laws and regulations;

- arranging for the computation of performance data, including NAV per share and yield; responding to shareholder inquiries; and

- arranging for the maintenance of books and records of the Fund, and providing, at its own expense, office facilities, equipment and personnel necessary to carry out its duties.

C. **The Importance of the Mutual Fund's "Net Asset Value" or "NAV"**

92. The Mutual Fund, through TAP, offered two categories of shares to the investing public: investor shares and institutional shares.

93. The Mutual Fund was required by law to price its shares every business day. The shares were priced based on the Mutual Fund's NAV.

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94.   To calculate NAV, the Mutual Fund subtracted the value of its liabilities from the value of its assets. NAV divided by the total number of shares equaled the price-per-share.

95.   The Mutual Fund was required to calculate its NAV using readily available market quotations. If there was not a readily available market quote for a particular security, the NAV was determined based on the fair value of the security, which was meant to be determined in good faith by the Mutual Fund's Trustees pursuant to procedures disclosed to the Mutual Fund's investors.

96.   The Mutual Fund reported the NAV for its entire portfolio on a daily basis and made quarterly and annual SEC filings that listed the period-end NAV.

97.   An investor who wanted to purchase or sell shares would pay or receive a price based on the daily NAV calculated immediately following receipt of the purchase or sale order. NAV acted as the "price" term in the agreement between the investor and the Mutual Fund when the investor purchased shares from the Mutual Fund.

D.   U.S. Bank Was Supposed to Implement Rigorous Controls over the Mutual Fund and Put in Place a Number of Independent "Gatekeepers" to Prevent Misrepresentations

98.   Because the Mutual Fund was able to sell its shares to the investing public through TAP, and because TAP was the entity registered with the SEC as an investment company, TAP took responsibility for ensuring the Mutual Fund's compliance with laws and regulations.

99.   TAP has a Board of Trustees that is responsible for the overall management of TAP's business and affairs. The Board of Trustees owes fiduciary duties to the Mutual Fund's investors, including a duty of care.

100.   Defendants Chrystal, DiUlio, Kashmerick, and Resis are (or were at all relevant times) Trustees of TAP.

101.   In addition to being a Trustee, Defendant Kashmerick is the Chairman, President, and Principal Executive Officer of TAP. He is also a Senior Vice President of U.S. Bancorp.

102.   The Trustees of TAP were responsible for oversight of the Mutual Fund, including oversight of Infinity Q and other service providers to the Mutual Fund.

103.   The Trustees were meant to perform certain oversight activities with respect to the Mutual Fund to protect investors, including but not limited to:

- receiving and reviewing reports related to the performance and operations of the Mutual Fund;

- reviewing and approving the compliance policies and procedures of the Mutual Fund;

- approving the Mutual Fund's principal investment policies;

- adopting policies and procedures designed to deter market timing;

- meeting with representatives of various service providers, including Infinity Q, to review and discuss the activities of the Mutual Fund and to provide direction with respect thereto; and

- appointing a chief compliance officer of the Mutual Fund to report to the Trustees regarding compliance matters.

104.   The Trustees established an Audit Committee to assist them in performing their oversight responsibilities. The Audit Committee periodically met with the Mutual Fund's auditor, EisnerAmper, as well as with the Mutual Fund's chief compliance officer.

105.   The members of the Audit Committee were Defendants Chrystal, DiUlio, and Resis.

106.   The primary functions of the Audit Committee were to:

- select the independent registered public accounting firm to be retained to perform the annual audit of the Mutual Fund;

- review the results of the audit;

- review the Mutual Fund's internal controls;

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- approve in advance all permissible non-audit services performed by the independent auditors;

- review certain other matters relating to the Mutual Fund's independent registered public accounting firm and financial records; and

- receive reports from an attorney retained by TAP of evidence of a material violation by TAP or by any officer, director, employee or agent of TAP.

107. The Trustees also established a Valuation Committee to assist them in performing their oversight responsibilities.

108. The Valuation Committee's members included Defendants Kashmerick and Simon. Like Kashmerick, Simon was an executive of U.S. Bancorp.

109. The function of the Valuation Committee was to review Infinity Q's valuation of securities held by the Mutual Fund for which current and reliable market quotations were not readily available. This was a critical oversight function because Infinity Q's valuation of these assets was incorporated into the Mutual Fund's NAV, pursuant to which the Mutual Fund's shares were sold to investors on a daily basis.

110. The Valuation Committee was supposed to gather and review "Fair Valuation Forms" completed by Infinity Q to support its valuation determinations, which were subsequently supposed to be reviewed and ratified by the Trustees.

111. The Valuation Committee met frequently to review Infinity Q's valuations.

112. As compensation for its fund administration and portfolio compliance services, U.S. Bancorp received a fee from the Mutual Fund based on the Mutual Fund's current average daily net assets, which was tied to the valuations performed by Infinity Q. A higher NAV meant a higher fee for U.S. Bancorp.

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113.   The Trustees of TAP, appointed by U.S. Bancorp, were required to ensure that Infinity Q's management of the Mutual Fund did not run afoul of accounting and valuation standards and procedures.

114.   But the purported oversight of Infinity Q did not end there. U.S. Bancorp also retained an independent auditor to audit the Mutual Fund's financial statements in accordance with the standards of the PCAOB.

115.   In 2018, U.S. Bancorp selected EisnerAmper as the Mutual Fund's independent auditor. With each of the Mutual Fund's annual reports, EisnerAmper provided an audit report and an internal control letter.

116.   In the annual audit reports, EisnerAmper stated that the Mutual Fund's financial statements conformed with United States generally accepted accounting principles ("U.S. GAAP") and presented fairly, in all material respects: (a) the consolidated financial position of the Mutual Fund as of the audit date; (b) the consolidated results of the Mutual Fund's operations as of the audit date; and (c) the changes in net assets and financial highlights for each of the years in the two-year period then ended.

117.   EisnerAmper's audit was meant to include a comprehensive review of the basis for Infinity Q's valuations of the Mutual Fund's assets. Indeed, EisnerAmper told investors that the basis for it clean audit reports of the Mutual Fund was because it had conducted thorough audits of the Mutual Fund. EisnerAmper stated that its audits were conducted in accordance with industry standards, which required EisnerAmper to "plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud."

118.   During its audits, EisnerAmper conducted tasks to validate Infinity Q's valuation of the Mutual Fund's holdings. Specifically, EisnerAmper communicated with the custodian, prime broker, and third-party counterparties of the Mutual Fund about those holdings. EisnerAmper evaluated significant estimates made by Infinity Q by conducting a "re-performance" test that attempted to replicate Infinity Q's valuation of the Mutual Fund's assets.

119.   In the internal control letters, EisnerAmper stated that it found no deficiencies in the Mutual Fund's internal control over financial reporting or operations that EisnerAmper considered to be a material weakness.

120.   U.S. Bancorp appointed one of its affiliates, Defendant Quasar, to act as underwriter for the Mutual Fund. It was Quasar's task to sell the Mutual Fund's shares to investors. Quasar is a registered broker-dealer with FINRA. Quasar's appointment by U.S. Bancorp was meant to provide investors with further assurances that there were independent gatekeepers to ensure the Mutual Fund's compliance with laws and regulations.

E.   **The Mutual Fund Implements Bonderman's Absolute Return Investment Strategy by Purchasing and Selling Sophisticated Financial Instruments**

121.   The purpose of the Mutual Fund was to offer Bonderman's complex investment strategies "to the masses." Infinity Q actively marketed the Mutual Fund to investors on that basis.

122.   Infinity Q's stated investment strategy was an "absolute return" strategy, which seeks positive returns regardless of the direction of the market.

123.   To implement its absolute return strategy, Infinity Q invested in long and short positions based on "volatility." Volatility measures the magnitude of price movements, either up or down. Volatility can never be negative, i.e., less than zero, because it is the measurement of a numerical range.

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124.   In addition to trading some traditional securities, such as stocks and bonds, Wildcat and Infinity Q purchased and sold exotic securities known as "derivatives," and specifically a particular form of derivatives known as "swaps."

125.   Derivatives are securities whose performance correlates to an underlying reference obligation such as an asset, security, index, or currency exchange. A swap is a type of derivative in which two parties agree to exchange (i.e., swap) payments based upon the performance of the underlying reference obligation.

126.   The parties typically memorialize the terms of their swap contract in short written agreements, such as term sheets and swap confirmations. These documents include the term of the contract (i.e., its duration), the names of the parties, the notional amount of the swap, the strike price, and other important details about the agreement.

127.   Infinity Q negotiated the terms of the swaps directly with various counterparties, which were typically large financial institutions.

128.   Infinity Q was able to bet on the volatility of an underlying asset, security, index, or currency exchange by investing in a specific type of swap called a "variance swap."

129.   Variance swaps are based on the volatility of an underlying reference obligation. Volatility is the square root of variance.

130.   For each variance swap, a "strike price" is determined, which represents a certain level of volatility. If volatility over the term of the swap exceeds the strike price, the buyer of the swap (the long position) receives the payment. If, however, volatility is below the strike price, the seller of the swap (the short position) receives the payment.

131.   In addition to a strike price, each variance swap has an agreed-upon notional amount. The notional amount is used to calculate the monetary amount owed by one of the

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counterparties by multiplying the notional amount by the difference between the realized variance (the actual volatility squared) and the agreed-upon fixed variance (the strike price squared).

132.   Variance swaps that contain these basic terms are referred to as "vanilla" various swaps. However, some variance swaps contain additional terms.

133.   One such variance swap is known as a "corridor swap."

134.   In a corridor swap, parameters are placed around the amount of volatility that can be used to measure the value of the swap, such that a payment is only owed if the realized variance falls within that corridor. Price movements outside of the corridor are treated as if they did not happen.

135.   When Infinity Q entered into these swap transactions, it often created identical contracts for both the Mutual Fund and the Hedge Fund, such that both funds would hold identical positions.

F.   Valuation of the Variance Swaps

136.   Swaps do not trade on a securities exchange, like the New York Stock Exchange, and therefore do not have a readily available market price.

137.   Accordingly, Infinity Q was required to determine the fair value of these positions in order to calculate the daily NAV of the Mutual Fund.

138.   The Trustees, EisnerAmper, and other agents of TAP were required to oversee the validity of these valuations.

139.   The underlying valuations of the swap positions were not disclosed to investors.

140.   While the final value of a swap was determined at the end of the term of the contract (i.e., when the trade "settled"), prior to the end of the term the value had to be calculated to determine what the position was worth at that time. That is, the position had to be "marked" using proper valuation procedures to input into the daily NAV calculation.

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141.   Prior to settlement, variance swaps are valued by calculating the realized volatility on the date of valuation plus the implied volatility expected over the remaining term of the contract.

142.   These valuations were critical to valuing the shares sold by the Mutual Fund because they constituted a significant portion of the Mutual Fund's portfolio, and were used in the calculation of the Mutual Fund's daily NAV.

143.   Infinity Q used a valuation service purchased from Bloomberg – called "BVAL" – to estimate the fair value of its variance swaps.

144.   BVAL is a well-known pricing service that markets itself as providing a comprehensive platform to structure and price derivatives, including swaps.

145.   The methodology used by BVAL to value variance swaps is the same model used by most of the Mutual Fund's counterparties to the variance swaps.

146.   BVAL provides various templates to value swaps and other positions.

147.   The user of BVAL selects the template used to value the swap.

148.   That user then inputs the terms of the swap into the template.

149.   The user then selects the market assumptions needed to value a particular position. BVAL runs an algorithm (or code) on those inputs to estimate value. Some BVAL templates allow users to edit the underlying code.

150.   To accurately model a variance swap in BVAL, the actual terms of the swap must be entered properly into the correct template, and the code should not be altered unless it is necessary to account for the terms of the swap contract.

151.   At Infinity Q, Velissaris was responsible for entering the terms of the swap positions into BVAL. However, as explained below, many other Defendants had access to these valuations and the significant red flags that were raised by Velissaris's valuations.

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152.   U.S. Bancorp directly accessed the valuations in BVAL in order to calculate and report the Mutual Fund's daily NAV.

G.   Defendants' Representations Induce Plaintiffs to Invest in the Mutual Fund

153.   Defendants represented to the Mutual Funds' investors, including Plaintiffs, that the Mutual Fund's reported NAV accurately reflected the value of Mutual Fund's assets, that securities in the Mutual Fund's portfolio without readily available market prices were valued by the Mutual Fund based on their fair value determined in good faith by Infinity Q and in accordance with the procedures adopted by the Trustees, and that the value of the Mutual Fund's swap positions were calculated using an independent third-party service not subject to manipulation by Infinity Q.

154.   On December 20, 2019, the Trust filed a Post-Effective Amendment to its Registration Statement pursuant to the Securities Act on Form N-1A, to become effective on December 31, 2019. The Registration Statement included a Prospectus and a Statement of Additional Information, both dated December 31, 2019. This filing will be referred to hereinafter as the "December 2019 Securities Act Filing."

155.   The December 2019 Securities Act Filing expressly incorporated several other documents by reference, including the Mutual Fund's financial statements for the fiscal year ended August 31, 2019, the Mutual Fund's most recent annual report, and EisnerAmper's most recent audit letter.

156.   The December 2019 Securities Act Filing was signed by Defendants Chrystal, DiUlio, Kashmerick, Potter, Resis, Simon, and Velissaris. Although Potter and Velissaris signed on behalf of Infinity Q Commodity Fund, Ltd., that entity is defined in the December 2019 Securities Act Filing as the "Subsidiary," and the December 2019 Securities Act Filing expressly stated that references to the Mutual Fund "may also include the Subsidiary."

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157. The December 2019 Securities Act Filing, and the documents incorporated by reference therein, disclosed the Mutual Fund's historical NAV for each fiscal year of its existence. The NAV for 2018 and 2019 were represented to have been audited by EisnerAmper.

158. For investor class shares, NAV per share was reported as follows:

	Year Ended August 31, 2019	Year Ended August 31, 2018	Year Ended August 31, 2017	Year Ended August 31, 2016	Period September 30, 2014 to August 31, 2015
NAV at beginning of period	$11.54	$10.37	$9.86	$10.11	$10.00
NAV at end of period	$11.75	$11.54	$10.37	$9.86	$10.11
Total Return	3.48%	11.28%	7.56%	-0.59%	2.62%

159. For institutional class shares, NAV per share was reported as follows:

	Year Ended August 31, 2019	Year Ended August 31, 2018	Year Ended August 31, 2017	Year Ended August 31, 2016	Period September 30, 2014 to August 31, 2015
NAV at beginning of period	$11.62	$10.42	$9.90	$10.14	$10.00
NAV at end of period	$11.87	$11.62	$10.42	$9.90	$10.14
Total Return	3.81%	11.52%	7.88%	-0.48%	$2.93%

160. The Prospectus in the December 2019 Securities Act Filing disclosed how the Mutual Fund's shares were priced based on the daily NAV:

> **Shares of the [Mutual] Fund are sold at NAV per share** which is calculated as of the close of regular trading (generally, 4:00 p.m., Eastern Time) on each day that the New York Stock Exchange ("NYSE") is open for unrestricted business. However, the [Mutual] Fund's NAV may be calculated earlier if trading on the NYSE is

restricted or as permitted by the SEC. The NYSE is closed on weekends and most national holidays, including New Year's Day, Martin Luther King, Jr. Day, Washington's Birthday/Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The NAV will not be calculated on days when the NYSE is closed for trading.

Purchase and redemption requests are priced based on the next NAV per share calculated after receipt of such requests. ***The NAV is the value of the [Mutual] Fund's securities, cash and other assets, minus all expenses and liabilities (assets – liabilities = NAV).*** NAV per share is determined by dividing NAV by the number of shares outstanding (NAV/ # of shares = NAV per share). The NAV takes into account the expenses and fees of the [Mutual] Fund, including management and administration fees, which are accrued daily.

161. The Prospectus then described how the Mutual Fund's assets were valued for

purposes of calculating the NAV:

In calculating the NAV, portfolio securities are valued using current market values or official closing prices, if available. Each security owned by the [Mutual] Fund that is listed on a securities exchange is valued at its last sale price on that exchange on the date as of which assets are valued. Where the security is listed on more than one exchange, the [Mutual] Fund will use the price of the exchange that the [Mutual] Fund generally considers to be the principal exchange on which the security is traded.

When reliable market quotations are not readily available or the [Mutual] Fund's pricing service does not provide a valuation (or provides a valuation that in the judgment of the Adviser does not represent the security's fair value) or when, in the judgment of the Adviser, events have rendered the market value unreliable, ***a security or other asset is valued at its fair value as determined under procedures approved by the Board***. ***Valuing securities at fair value is intended to ensure that the [Mutual] Fund is accurately priced*** and involves reliance on judgment. ***Fair value determinations are made in good faith in accordance with the procedures adopted by the Board***. ***The Board will regularly evaluate whether the [Mutual] Fund's fair valuation pricing procedures continue to be appropriate in light of the specific circumstances of the [Mutual] Fund and the quality of prices obtained through their application by the Trust's valuation committee.*** There can be no assurance that the Fund will obtain the fair value assigned to a security if it were to sell the security at approximately the time at which the [Mutual] Fund determines its NAV per share.

162. Although the Prospectus purported to disclose certain risks around valuation, these risks related to external factors – such as market turmoil or technological errors by the pricing service – and not internal factors – such as manipulation of valuation models by Infinity Q.

163. The Statement of Additional Information in the December 2019 Securities Act Filing also disclosed how NAV was calculated:

> The NAV of the [Mutual] Fund is determined as of the close of regular trading on the NYSE (generally 4:00 p.m., Eastern Time), each day the NYSE is open for trading. . . .
>
> ***NAV is calculated by adding the value of all securities and other assets attributable to the [Mutual] Fund*** (including interest and dividends accrued, but not yet received), then subtracting liabilities attributable to the [Mutual] Fund (including accrued expenses).

164. The Statement of Additional Information contained further disclosures about valuation of the Mutual Fund's assets:

> Generally, ***the [Mutual] Fund's investments are valued*** at market value or, in the absence of a market value, ***at fair value as determined in good faith by [Infinity Q] with oversight by the Trust's Valuation Committee pursuant to procedures approved by or under the direction of the Board***. Pursuant to those procedures, [Infinity Q] considers, among other things: (1) the last sales price on the securities exchange, if any, on which a security is primarily traded; (2) the mean between the bid and asked prices; (3) ***price quotations from an approved pricing service***; and (4) other factors as necessary to determine a fair value under certain circumstances.
>
> Securities primarily traded in the NASDAQ Global Market® for which market quotations are readily available shall be valued using the NASDAQ® Official Closing Price ("NOCP"). If the NOCP is not available, such securities shall be valued at the last sale price on the day of valuation, or if there has been no sale on such day, at the mean between the bid and asked prices. OTC securities which are not traded in the NASDAQ Global Market® shall be valued at the most recent sales price. ***Securities and assets for which market quotations are not readily available (including restricted securities which are subject to limitations as to their sale) are valued at fair***

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value as determined in good faith under procedures approved by or under the direction of the Board.

165.   With respect to U.S. Bancorp's role in valuation, the Statement of Additional Information disclosed that:

> [t]he Board has delegated day-to-day valuation matters to a Valuation Committee that is comprised of the Trust's President, Treasurer and Assistant Treasurer and is overseen by the Trustees. The function of the Valuation Committee is to review [Infinity Q]'s valuation of securities held by [the Mutual Fund] for which current and reliable market quotations are not readily available. ***Such securities are valued at their respective fair values as determined in good faith by [Infinity Q],*** and the Valuation Committee gathers and reviews Fair Valuation Forms that are completed by [Infinity Q] to support its determinations, and which are subsequently reviewed and ratified by the Board. The Valuation Committee meets as needed. The Valuation Committee met twelve times during the fiscal year ended August 31, 2019, with respect to the Fund.

166.   The Notes to the Mutual Fund's Consolidated Financial Statements in its Annual Report filed with the SEC on November 8, 2019 (the "Annual Report") – which was incorporated by reference into the December 2019 Securities Act Filing – also contained information about valuation of the Mutual Fund's assets. The financial statements in the Annual Report were audited by EisnerAmper.

167.   The Annual Report stated that the Mutual Fund followed a hierarchy to determine fair value, ranking the Mutual Fund's holdings as either Level 1, Level 2, or Level 3. Those levels were described as follows, with market data obtained from independent sources described as "observable inputs" and the Mutual Fund's own market assumptions described as "unobservable inputs":

Level 1	Quoted prices in active markets for identical securities. An active market for a security is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. A quoted price in an active market provides the most reliable evidence of fair value.

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Level 2	Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates, and similar data.
Level 3	Significant unobservable inputs, including the [Mutual] Fund's own assumptions in determining fair value of investments

168.   The Annual Report further stated that variance swaps were categorized as either Level 2 (in the case of vanilla swaps) or Level 3 (in the case of corridor swaps), but in any event these positions were modeled using an independent third-party pricing service:

> Other financial derivative instruments, such as foreign currency contracts, options contracts, futures, or ***swap agreements***, derive their value from underlying asset prices, indices, reference rates, and other inputs or a combination of these factors. ***Depending on the product and the terms of the transaction, the value of the derivative contracts can be estimated by [Infinity Q] or a pricing service using model pricing tailored to the type of security held. The pricing models use various inputs that are observed from actively quoted markets such as issuer details, indices, spreads, interest rates, curves, implied volatility and exchange rates.***

> . . .

> ***The Fund makes investments in various types of volatility and variance swaps. [Infinity Q] deems vanilla volatility and variance swaps as Level 2 positions and corridor variance swaps as Level 3 positions in the fair value hierarchy. The [Mutual] Fund uses a pricing service to model price the variance swap trades. The pricing service uses quotes from brokers to estimate implied volatility levels as an input to these models.*** A significant change in implied volatility could have a significant impact on the value of a position.

> The Fund makes dispersion investments using volatility and variance swaps and options on dispersion. [Infinity Q] deems these positions to be illiquid and classifies these positions as Level 3 in the fair value hierarchy. The Adviser uses model pricing to calculate the fair volatility level for each leg of the dispersion trade. The Adviser uses quotes from a pricing service and brokers to estimate implied volatility levels as an input to these models. A significant

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change in implied volatility could have a significant impact on the value of a position, and depending on the direction of the change, could either increase or decrease a position's value.

The Fund makes cross-asset correlation investments using correlation and covariance swaps. The Adviser deems these positions to be illiquid and classifies these positions as Level 3 in the fair value hierarchy. The Adviser uses a third party calculation agent to value these positions. The local volatility model is used to calculate the fair correlation level for correlation swaps. Quotes from a pricing service are used to estimate the implied correlation levels as an input to these models. A significant change in implied volatility could have a significant impact on the value of a position, and depending on the direction of the change, could either increase or decrease a position's value.

169.   EisnerAmper submitted a "Report of Independent Public Accounting Firm" with the Annual Report (the "Audit Report"), which was also incorporated by reference in the December 2019 Securities Act Filing. In that Audit Report, EisnerAmper represented that it had audited the Mutual Fund's financial statements and that those financial statements – which included the NAV figures reported in Paragraphs 158 and 159 – fairly presented in all material respects, the Mutual Fund's financial results in accordance with U.S. GAAP. That is, EisnerAmper told investors that it had reviewed the Mutual Fund's NAV calculations and that they were accurately presented.

170.   Plaintiffs purchased Mutual Fund shares issued pursuant to the December 2019 Securities Act Filing.

171.   The representations described above in the December 2019 Securities Act Filing were material to Plaintiffs.

172.   Plaintiffs relied on the Mutual Fund's reported NAV in deciding to purchase the Mutual Fund shares.

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173.   Moreover, because Plaintiffs, like other outside investors, did not have insight into the actual valuation of the swap positions, they had to rely on the integrity of the Mutual Fund's valuation procedures.

174.   Because Infinity Q's trading strategy was complex and opaque, it was essential to Plaintiff sthat the Mutual Fund's holdings were being accurately valued and that the valuation was not subject to manipulation by Infinity Q.

175.   Unfortunately for Plaintiffs and other investors, for the reasons explained below, the statements in the December 2019 Securities Act Filing (and the documents incorporated by reference therein) were materially false and misleading.

176.   Had Plaintiffs known the truth (as described below), Plaintiffs would not have purchased the Mutual Fund shares or, if they had done so, would not have paid the prices they did.

H.   Defendants' Representations to Plaintiffs Were False and Misleading When Made

177.   Unbeknownst to Plaintiffs or their investment advisor, Defendants' material representations concerning the Mutual Fund's reported NAV, the fair value of the Mutual Fund's positions, and Infinity Q's use of an independent third-party pricing service were either false or omitted truthful information that rendered their representations materially misleading.

178.   From at least 2018 through February 2021, Infinity Q manipulated the valuations of the Mutual Fund's derivative positions. Defendant Velissaris mismodeled numerous positions held by the Mutual Fund, artificially inflating their values. This mismodeling often boosted the value of a single position by millions of dollars and artificially inflated the Mutual Fund's NAV. Moreover, far from using an independent pricing service not subject to manipulation, Velissaris regularly interfered with the third-party pricing model – BVAL – in order to manipulate the valuations.

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179.   Infinity Q repeatedly modeled derivative positions in BVAL in ways that did not match the true parameters of the positions as set forth in the term sheets, and which were designed to produced inflated valuations.

180.   There were numerous ways in which Velissaris manipulated BVAL. *First*, he regularly entered the wrong inputs into BVAL when modeling a position. Velissaris altered crucial terms of the swaps, including start dates, end dates, notional amounts, strike prices, and corridors.

181.   For example, for some corridor swaps, Velissaris entered a number for the lower or upper bound of a corridor that was different from the terms of the deal. He would thus either widen or narrow the corridor in a way that artificially inflated the valuation of the swap. Velissaris sometimes changed the lower or upper bounds of a corridor many times over the life of a swap, even though the terms were meant to be static.

182.   On other occasions, Velissaris would input the wrong start date into BVAL.   By improperly changing the start date of the swap, Velissaris caused BVAL to generate an artificially inflated value.

183.   *Second*, Velissaris altered the underlying code used to calculate the valuation for certain swaps. For corridor swaps, the underlying code contained a script that directed volatility to be accounted for only if it fell below the upper bound <u>and</u> above the lower bound of the corridor. Velissaris changed the "and" in the code script to an "or" so that volatility would be accounted for if it fell below the upper bound <u>or</u> above the lower band. Of course, any number would always meet that manipulated criteria. Thus, Velissaris's change to the code effectively eliminated the corridor and produced an inflated valuation.

184.   At other times, Velissaris altered the code to change the number of business days in a year to over 252 days (which was the number of days set forth in the term sheet). Sometimes,

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Velissaris would expand the number of business days in a year to over 365 – which was of course an impossibility. Increasing the number of days artificially inflated the value of the swap by changing the annualization factor.

185. *Third*, Velissaris selected improper templates in BVAL. BVAL had two types of templates: standard templates and custom templates. Only the custom templates allowed the user to alter the underlying code. When using the standard template, the code was locked and could not be altered. Thus, rather than select proper standard templates for valuing certain positions, in some instances Velissaris created his own custom template so that he could manipulate the code and artificially inflate the value of the Mutual Fund's holdings.

186. In other instances, Velissaris used a standard template that was insufficient to accurately model a position. Specifically, Velissaris would sometimes use BVAL's standard template for valuing a corridor swap; yet the standard template did not contain inputs for the corridor parameters. Thus, in these instances, BVAL would generate an inflated value for the corridor swaps that did not take account of the corridors.

187. *Fourth*, Velissaris selected an implied volatility assumption for variance swaps that artificially inflated the value of the swaps. BVAL allowed a user to select a "volatility surface" for any particular position to model the implied volatility. Velissaris selected a volatility surface to maximize the value of the Mutual Fund's positions rather than the one that best fit the terms of the swap position.

188. Velissaris's manipulations of BVAL's valuation code was frequent and resulted in the swaps being massively overvalued.

189.   Although Velissaris's manipulation of the valuation of the Mutual Fund's holdings lasted several years, that manipulation intensified with the onset of the global COVID-19 pandemic and the ensuing market turmoil in March 2020.

190.   At that time, Infinity Q had to cover tens of millions of dollars in margin calls. Velissaris increased his manipulation of the valuations to make it appear like the Mutual Fund was performing well under difficult market conditions. This, in turn, attracted new investment in the Mutual Fund, which provided Infinity Q with the additional capital it needed to continue operations.

191.   In connection with its investigation of Infinity Q, the SEC retained a third-party valuation firm to recalculate the Mutual Fund's historical month-end NAV. The following table created by the SEC reflects the Mutual Fund's recalculated NAV against its reported NAV on a quarterly basis starting from 2017 and ending with the Mutual Fund's liquidation:

Month End	IQ Reported Mutual Fund NAV	Recalculated Mutual Fund NAV	Difference	Percent Overvalued
3/31/2017	$156,433,465	$150,456,249	($5,977,216)	3.97%
6/30/2017	$159,886,216	$150,827,761	($9,058,455)	6.01%
9/30/2017	$165,306,959	$159,449,652	($5,857,307)	3.67%
12/31/2017	$173,098,348	$170,908,162	($2,190,187)	1.28%
3/31/2018	$210,240,557	$206,520,975	($3,719,582)	1.80%
6/30/2018	$234,320,148	$225,651,709	($8,668,439)	3.84%
9/30/2018	$310,450,929	$304,083,779	($6,367,150)	2.09%
12/31/2018	$428,724,464	$400,457,990	($28,266,474)	7.06%
3/31/2019	$549,812,778	$517,609,174	($32,203,604)	6.22%
6/30/2019	$626,243,979	$575,038,219	($51,205,759)	8.90%
9/30/2019	$702,332,704	$636,806,877	($65,525,827)	10.29%
12/31/2019	$770,265,076	$678,227,874	($92,037,201)	13.57%
3/31/2020	$1,051,949,041	$634,596,397	($417,352,644)	65.77%
6/30/2020	$1,367,755,693	$883,049,535	($484,706,158)	54.89%
9/30/2020	$1,634,510,959	$1,149,333,710	($485,177,249)	42.21%
12/31/2020	$1,807,630,993	$1,399,060,792	($408,570,201)	29.20%
2/18/2021	$1,727,194,949	$1,330,371,820	($396,823,128)	29.83%

192.   The above table demonstrates that throughout 2020 the Mutual Fund's NAV was significantly inflated as a result of Velissaris's manipulation of the valuations. The inflation was as high as 66% and no lower than 29% in 2020.

193.   The manipulation of the valuation of the Mutual Fund's assets rendered the statements set forth in Paragraphs 158 through 169 materially false and/or misleading because:

       a.   **the Mutual Fund's NAV was actually less than reported;**

       b.   **the Mutual Fund's investment returns were actually less than reported;**

       c.   **the Mutual Fund's shares were not being sold at actual NAV-per-share because the NAV was inflated by the manipulated valuations;**

       d.   **the NAV was not calculated by subtracting the value of the Mutual Fund's assets from its liabilities because the value of the assets were inflated by the manipulated valuations;**

       e.   **the Mutual Funds assets were not valued at fair value as determined in good faith by Infinity Q pursuant to approved procedures because the assets were valued using manipulated, inflated valuations;**

       f.   **Although the Mutual Fund used a pricing service to price the variance swap trades using quotes from brokers to estimate implied volatility levels, the code and inputs for the pricing service model were manipulated to create inflated valuations; and**

       g.   **the Mutual Fund's financial statements did not fairly present in all material respects the Mutual Fund's financial results in accordance with U.S. GAAP because of the inflated asset valuations.**

    I.   **Defendants Fail to Perform Their Gatekeeper Function and Ignore Obvious Red Flags**

194.   Infinity Q's massive overvaluations of the Mutual Fund's swap positions raised a number of red flags that were visible to U.S. Bancorp, the Trustees, the officers of TAP, EisnerAmper, and Quasar, but not to the Mutual Fund's outside investors.

195.   One of the most glaring red flags was the counterparty valuations for the Mutual Fund's swap positions.

196. As noted above, the swaps were bilateral agreements between the Mutual Fund and large financial institutions. Like Infinity Q, the Mutual Fund's counterparties regularly valued the positions, and most of them did so using the same model as Infinity Q.

197. There were significant disparities between the counterparties' valuations and Infinity Q's inflated valuations, which implied that something was not right with one side's valuations.

198. The signs pointed to Infinity Q's valuations being off, not the counterparties. That is because when the trade finally settled on the end date of the swap, the parties had to agree on the final valuation. On numerous occasions, Infinity Q suddenly reduced its valuation when the swap settled.

199. The fact that Infinity Q consistently produced valuations that were much more favorable to the Mutual Fund than the counterparties' valuations, that both parties were using the same valuation techniques, and that Infinity Q reduced its final valuation at settlement, indicated that Infinity Q's valuations were inaccurate.

200. U.S. Bancorp personnel, the Trustees, and EisnerAmper all had access to the counterparties' valuations, yet they simply ignored that Infinity Q's valuations were significantly higher than the counterparties' valuations.

201. The Trustees had a Valuation Committee that reviewed Infinity Q's valuation of the variance swaps. They supposedly gathered and reviewed "Fair Valuation Forms" completed by Infinity Q to support its valuation determinations, which were subsequently supposed to be reviewed and ratified by the Trustees.

202. EisnerAmper audited the Mutual Fund. During its audits, EisnerAmper conducted tasks to validate Infinity Q's valuation of the Mutual Fund's holdings. Specifically, EisnerAmper

communicated with the custodian, prime broker, and the counterparties of the Mutual Fund about those holdings. The Trustees had an Audit Committee that reviewed the results of EisnerAmper's audit.

203. The differences between Infinity Q's valuations and the counterparties' valuations were discussed during audits of the Mutual Fund. Despite the broad disparities between the valuations – and the red flag that raised – the auditors simply disregarded the counterparty valuations.

204. The disparities between Infinity Q's valuations and the counterparties' valuations were not merely hypothetical differences. When Infinity Q's positions began to lose value, they were subject to margin calls from the counterparties. That is, the Mutual Fund was required to post collateral due to the counterparties' valuation of the position. Infinity Q's valuation would indicate that it was not required to pay these margin calls. If those valuations had not been fabricated, there would be no reason to pay the margin calls. But Infinity Q posted the collateral for the margin calls without contesting the counterparties' significantly lower valuations.

205. The counterparty valuations were not the only red flags. Another significant warning sign was the differences between the valuations of identical positions held by both the Mutual Fund and the Hedge Fund.

206. Generally, Infinity Q would negotiate a single variance swap trade and allocate a portion to the Mutual Fund and a portion to the Hedge Fund.

207. However, because of Velissaris's manipulation, the Mutual Fund and Hedge Fund would have different marks for identical positions.

208. U.S. Bancorp was the administrator of both the Mutual Fund and the Hedge Fund.

209. EisnerAmper was the auditor of both the Mutual Fund and the Hedge Fund.

210.   Thus, U.S. Bancorp and EisnerAmper were privy to these disparate valuations of the exact same positions, but once again turned a blind eye.

211.   Furthermore, some of Infinity Q's valuations were mathematically impossible.

212.   Specifically, Infinity Q reported valuations for short positions on variance swaps where it would report a higher value than was mathematically possible. That is, Infinity Q valued variance swaps at a price that would require volatility to be below zero for the remainder of its term. However, because volatility can never be negative, these valuations were impossible.

213.   The only possible explanation for these impossible valuations – where implied volatility was negative – is that the inputs had been altered. And that was in fact the case. For these short positions, Velissaris adjusted the inputs – such as the notional amount or the strike price – from what was listed in the term sheet. Only then was he able to create a valuation that suited Infinity Q.

214.   In doing so, Velissaris provided a valuation that could only be reached if implied volatility were negative. This was another major red flag that should have been obvious to those auditing the valuations.

215.   As part of its audit, EisnerAmper evaluated significant estimates made by Infinity Q by conducting a "re-performance" test that attempted to replicate Infinity Q's valuation of the Mutual Fund's assets.

216.   Ryan Tyas ("Tyas"), a Senior Audit Manager at EisnerAmper, worked on EisnerAmper's audits of the Mutual Fund. When interviewed by government investigators on September 10, 2021, and February 4, 2022, Tyas disclosed that EisnerAmper's re-pricing desk did not have access to the corridor values for the Mutual Fund's corridor swaps. Thus, EisnerAmper

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attempted to replicate the valuation of corridor swaps without vital information necessary to test the accuracy of Infinity Q's valuation.

217.   To make matters worse, Tyas was informed by his own audit team that Velissaris was using standard templates for vanilla variance swaps to value corridor swaps. It was impossible to value corridor swaps on the standard BVAL template because there was nowhere to input the corridor boundaries. Thus, there was no way that the standard BVAL template could accurately value corridor swaps; instead, a custom template was needed. Tyas, however, disregarded this warning from his audit team and proceeded with auditing these positions (and certifying their accuracy).

218.   In addition to the Mutual Fund officers and auditor, Infinity Q's officers knew that Velissaris was not accurately valuing positions.

219.   Defendant Potter told government authorities in October 2021 that Velissaris "did not understand compliance." Yet, Potter also understood Velissaris was inputting the valuation parameters into BVAL.

220.   Defendant Lindell, who was Infinity Q's Chief Risk Officer, noticed that there were inputs in BVAL that were inconsistent with the term sheets. He also reviewed the counterparty marks that were different from Infinity Q's marks. He further recognized a trend whereby Infinity Q's final valuations of variance swaps upon settlement dropped drastically from Velissaris's interim valuations.

221.   However, like Potter and the other Defendants, Lindell turned a blind eye to Velissaris's manipulated valuations. Indeed, as the SEC recently noted in charging Lindell with violations of the federal securities laws, "Lindell failed to appropriately discharge his responsibilities in the face of multiple red flags regarding Infinity Q's valuations."

J. **Plaintiffs Suffer Significant Losses When Trading in the Mutual Fund Is Suspended and the Mutual Fund Is Forced into Liquidation**

222. On December 30, 2020, the Mutual Fund unexpectedly announced that it was shutting its doors to new capital:

> Effective as of the close of business on December 31, 2020, the Infinity Q Diversified Alpha Fund (the "Infinity Q Fund") is closed to all new investment, including through dividend reinvestment, and the Infinity Q Fund's transfer agent will not accept orders for purchases of shares of the Infinity Q Fund from either current Infinity Q Fund shareholders or new investors. Current shareholders, however, may continue to redeem Infinity Q Fund shares. If all shares of the Infinity Q Fund held in an existing account are redeemed, the shareholder's account will be closed.
>
> Shareholders will be notified when the Infinity Q Fund is re-opened for all investment.

223. This was an extremely unusual move for a Mutual Fund.

224. A few weeks later, the Mutual Fund provided an explanation for this strange announcement.

225. On February 22, 2021, the Mutual Fund and Infinity Q sought and obtained an order from the SEC permitting the Mutual Fund to suspend redemptions and postpone the date of redemption payments beyond seven days.

226. Shockingly, the Mutual Fund informed the SEC that it could not value some of its assets and provide an accurate NAV pursuant to which its securities could be traded because the SEC had informed it that Velissaris had been improperly manipulating the valuation of the Mutual Fund's swaps. Specifically, the Mutual Fund told the SEC:

> On February 18, 2021, based on information learned by the [SEC] staff and shared with Infinity Q, Infinity Q informed the [Mutual] Fund that Infinity Q's Chief Investment Officer had been adjusting certain parameters within the third-party pricing model that affected the valuation of the Swaps. On February 19, 2021, Infinity Q informed the [Mutual] Fund that at such time it was unable to conclude that these adjustments were reasonable, and, further, that

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it was unable to verify that the values it had previously determined for the Swaps were reflective of fair value. Infinity Q also informed the [Mutual] Fund that it would not be able to calculate a fair value for any of the Swaps in sufficient time to calculate an accurate NAV for at least several days. Infinity Q and the [Mutual] Fund immediately began the effort to value these Swap positions accurately to enable the Fund to calculate an NAV, which effort includes the retention of an independent valuation expert. However, Infinity Q and the [Mutual] Fund currently believe that establishing and verifying those alternative methods may take several days or weeks. Infinity Q and the [Mutual] Fund are also determining whether the fair values calculated for positions other than the Swaps are reliable, and the extent of the impact on historical valuations. As a result, the [Mutual] Fund was unable to calculate an NAV on February 19, 2021, and it is uncertain when the Fund will be able to calculate an NAV that would enable it to satisfy requests for redemptions of Fund shares.

227. The Mutual Fund requested that the SEC grant it permission to liquidate its holdings and cease operations.

228. On February 18, 2021, the last date on which Velissaris's valuations were used to calculate the Mutual Fund's NAV, the Mutual Fund's NAV was reported as $1,727,194,949.

229. On March 11, 2021, the Mutual Fund provided an update to investors. It advised investors that it had retained an advisor to assist in the liquidation of the Mutual Fund's assets. Significantly, the Mutual Fund announced that "the proceeds from liquidating the swaps and other portfolio positions liquidated to date will be less than the aggregate value ascribed to those instruments by Infinity Q and the Fund on February 18, 2021."

230. On March 26, 2021, the Mutual Fund informed investors that its entire portfolio had been liquidated as of March 19, 2021. The liquidation generated $1,249,485,022 in proceeds, representing almost *half a billion dollars less* than the Mutual Fund's valuation prior to the suspension of redemptions, evidencing significant losses for Plaintiffs and other investors in the Mutual Fund.

231.   Rather than immediately distribute the liquidated proceeds to investors, U.S. Bank set up procedures to minimize its liability and reduce its legal exposure. In December 2021, the Trustees of the Mutual Trust established a "Special Litigation Committee" to investigate potential claims on behalf of the Mutual Fund. However, to date, no claims have been pursued by the Special Litigation Committee.

232.   To deter investors from taking any action against the Trust or its agents, U.S. Bank siloed $750 million of the Mutual Fund's assets as a "Special Reserve" against future and potential liabilities.

233.   Although the Mutual Fund made an interim distribution in December 2021 of around $500 million, and a second interim distribution of $170 million in mid-2022, it continues to hold a Special Reserve rather than distribute that money to investors.

234.   Consequently, investors – including Plaintiffs – have received only a fraction of the value of the capital they invested in the Mutual Fund prior to its liquidation.

K.   Government Investigations

1.   The SEC Investigations and Enforcement Actions

235.   The SEC began investigating Infinity Q's valuation practices in 2020. In May 2020, the SEC sent Infinity Q an initial information request. In June 2020, the SEC sent Infinity Q a follow-up information request. Until February 2022, the SEC's investigation was confidential and unbeknownst to Plaintiffs.

236.   In or about October 2020, an SEC employee with a background in derivatives started working on an investigation relating to Infinity Q. Initially, the SEC reviewed information relating to the Mutual Fund's positions and entered the terms of selected positions into a pricing template accessible on Bloomberg. After identifying some discrepancies between the values

reported by Infinity Q and the values generated by the template, the SEC decided to interview Velissaris.

237.   On November 5, 2020, the SEC met with Velissaris. During that interview, Velissaris described Infinity Q's valuation practices generally, including Infinity Q's use of BVAL to price swaps. Velissaris did not tell the SEC about his manipulation of the valuations.

238.   On November 17, 2020, the SEC again interviewed Velissaris. During that meeting, Velissaris made a presentation to the SEC about his valuations. Although he provided screenshots of the valuations, these screenshots did not include the underlying code that Velissaris had altered.

239.   Following that meeting, the SEC determined that Velissaris's valuation of a particular corridor swap could only be reached by disregarding the corridors.

240.   The SEC thus decided to intensify its investigation. In January 2021, the SEC obtained "read only" access to Infinity Q's portfolio within BVAL. The SEC discovered that someone had altered the code in BVAL for a corridor swap so as to effectively remove the corridor. Doing so increased the valuation of a single position almost four-fold.

241.   The SEC realized that the manipulation of the BVAL code was not limited to a single position. The SEC observed manipulation of code on 24 corridor variance swap positions that were on the Mutual Fund's books as of February 10, 2021. These changes included (1) the use of an "and" statement instead of an "or" statement in the corridor section of the script; (2) the hardcoding of a lower corridor bound of only $1, which widened the corridor; (3) the subtraction of a constant from the lower corridor bound, which widened the corridor; and (4) the addition of a constant to the upper corridor bound, which widened the corridor.

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242.   The SEC reversed these script manipulations to determine the actual value of the Mutual Fund's positions. The resulting valuation of the 24 positions reduced the value by $86 million.

243.   In addition to observing these code alterations, the SEC also found that Infinity Q was using more than 252 trading days to calculate the annualization factor for the valuations, sometimes using more than 365 days (which was impossible). When the SEC properly set the annualization factor to 252 days, it reduced the valuation of the 24 positions by approximately $120 million.

244.   The SEC also performed mathematical calculations based on the terms of certain short positions to calculate the maximum payout, based on the volatility accrued to date. In some cases, these mathematical calculations showed that the value reported by Infinity Q could only be true if implied volatility were negative, which is impossible.

245.   On February 17, 2022, the SEC filed a Complaint against Velissaris in the United States District Court for the Southern District of New York. The SEC alleged that Velissaris violated numerous provisions of the federal securities laws. The SEC's Complaint seeks civil monetary penalties, disgorgement, and an officer and director bar against Velissaris. The action is currently stayed.

246.   On September 30, 2022, the SEC also filed a Complaint against Lindell. The SEC alleges that Lindell ignored various red flags about Velissaris's use of BVAL. Lindell agreed to settle the charges brought by the SEC.

2.   The DOJ's Indictment and Prosecution of Velissaris

247.   On or about February 16, 2022, a New York federal grand jury returned an indictment against Velissaris charging him with securities fraud and other crimes.

248. On February 17, 2022, Velissaris was arrested in Atlanta, Georgia. He was released on $3 million bail.

249. Over the course of the ensuing months prior, substantial discovery was produced by the government to Velissaris.

250. On April 18, 2022, the government provided Velissaris with a list of (a) approximately 370 swap positions that were manipulated in BVAL as of February 2021, (b) approximately 300 instances where identical swap positions were assigned different values in the Mutual Fund and the Hedge Fund, (c) approximately 50 swap positions that were reported with impossible valuations, and (d) four positions where Infinity Q had submitted or prepared altered terms sheets for the auditor.

251. On May 27, 2022, the government provided Velissaris with approximately 40 swap positions that were manipulated in BVAL between 2018 and 2021.

252. On July 8, 2022, the government provided Velissaris with one additional swap position that had been assigned an impossible valuation.

253. On August 16, 2022, the government provided Velissaris with approximately 20 swap positions that were manipulated in BVAL between 2018 and 2021.

254. The government hired an expert from NERA Economic Consulting ("NERA") to examine Infinity Q's valuations and determine whether Velissaris had manipulated the BVAL models.

255. The government instructed NERA to compare the term sheets for selected positions with the terms that Velissaris had actually entered into BVAL, and to thereby identify the number of the selected positions that had been manipulated in BVAL. NERA concluded that 78% of

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BVAL valuations of the selected positions were based on the entry of altered deal terms within BVAL.

256.   Furthermore, NERA found a number of instances of identical positions held by both the Hedge Fund and the Mutual Fund where Infinity Q reported differing values due to mismodeling.

257.   The government asked NERA to model the selected positions in BVAL using the true terms from the deals' underlying term sheets. The Government tasked NERA with performing this work – and specifically utilizing BVAL for revaluation – in order to generate values that approximate the "but-for" values that BVAL would have generated had the defendant modeled the selected positions correctly in BVAL. NERA selected the templates for each of the selected positions, correctly inputted the deal terms into the template, and generated values for each of the selected positions. NERA observed that Velissaris's alterations caused the selected positions' valuations to be inflated by hundreds of millions of dollars. NERA confirmed that Velissaris's alterations of inputs from the term sheets accounted for the overwhelming majority of the difference between Infinity Q's reported values and NERA's valuations.

258.   The government also requested that NERA identify positions whose BVAL valuations as reported by Infinity Q were mathematically impossible. NERA identified seven such positions in its sample. In each of these positions, Velissaris was able to generate these "impossible" valuations, because he had manipulated the terms of the deal when inputting them into BVAL.

259.   Velissaris's criminal trial was scheduled for November 28, 2022.

260.   On November 22, 2022, Velissaris agreed to plead guilty to one count of securities fraud. Velissaris faces up to twenty years in prison, and has agreed to forfeit over $20 million in ill-gotten gains.

L.   Plaintiffs Opt Out of the Class Settlement and Exclude Themselves from the Class

261.   Several putative class actions were filed against Defendants in both state and federal court.

262.   In 2022, a proposed global resolution of these class actions was announced.

263.   On December 19, 2022. Plaintiffs submitted a notice of exclusion from the class settlement via the procedures contained in the applicable notice announcing a proposed resolution of the class actions.

V.   SECURITIES ACT CAUSES OF ACTION

264.   Plaintiffs assert strict liability and negligence claims based on the Securities Act.

265.   Plaintiffs' Securities Act causes of action are not based on any allegations of knowing or reckless misconduct on behalf Defendants.

266.   Plaintiffs' Securities Act causes of action do not allege, and do not sound in, fraud.

FIRST CAUSE OF ACTION

**Violations of Section 11 of the Securities Act
(Against TAP, Infinity Q, U.S. Bancorp, EisnerAmper, Quasar,
and the Individual Defendants)**

267.   Plaintiffs repeat and reallege the allegations contained above as if set forth fully herein.

268.   This Cause of Action is asserted against Defendants TAP, Infinity Q, U.S. Bancorp, EisnerAmper, Quasar, Velissaris, Potter, Lindell, Chrystal, DiUlio, Kashmerick, Resis, Simon, and Jensen pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k.

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269.   The December 2019 Securities Act Filing and the documents incorporated therein by reference contained false statements of material fact and/or omitted material facts that were required to be disclosed or necessary to make the statements therein not misleading, as detailed herein.

270.   TAP was the registrant of the securities issued pursuant to the December 2019 Securities Act Filing. As the issuer, TAP is strictly liable under the Securities Act.

271.   Defendants Velissaris, Potter, Chrystal, DiUlio, Kashmerick, Resis, and Simon signed the December 2019 Securities Act Filing. Additionally, Defendants Chrystal, DiUlio, Kashmerick, and Resis were Trustees of TAP.

272.   Defendant Quasar served as the underwriter for the shares offered pursuant to the December 2019 Securities Act Filing.

273.   Defendants Infinity Q, U.S. Bancorp, EisnerAmper, Lindell and Jensen each consented to having been named as the persons who prepared or certified parts of the December 2019 Securities Act Filing, which such portions are alleged herein to be materially false and misleading.

274.   None of the defendants named herein made a reasonable investigation or possessed reasonable grounds for the belief that the statements contained in the December 2019 Securities Act Filing were true and without omissions of any material facts and were not misleading.

275.   Plaintiffs purchased shares of the Mutual Fund registered under and directly traceable to the December 2019 Securities Act Filing.

276.   Plaintiffs did not know, nor in the exercise of reasonable diligence could they have known, of the untrue statements of material fact or omissions of material facts in the December 2019 Securities Act Filing when they purchased shares of the Mutual Fund.

277.   The value of the Mutual Fund shares declined substantially upon the Mutual Fund's liquidation, and Plaintiffs have sustained damages.

278.   This claim does not sound in fraud. For purposes of asserting this claim under the Securities Act, Plaintiffs do not allege that Defendants acted with scienter or fraudulent intent.

279.   By reason of the foregoing, Defendants are liable for violations of Section 11 of the Securities Act.

280.   Subject to class action tolling, Plaintiffs have brought this claim within one year of discovery of the violations alleged herein, and within three years of the Mutual Fund shares being bona fide offered to the public. Consequently, this action is timely.

SECOND CAUSE OF ACTION

Violation of Section 12(a)(2) of the Securities Act
(Against TAP, U.S. Bancorp, Infinity Q, and Quasar)

281.   Plaintiffs repeat and reallege the allegations contained above as if set forth fully herein.

282.   This cause of action is brought pursuant to Section 12(a)(2) of the Securities Act, 15 U.S.C. § 77l(a)(2), for damages in connection with the December 2019 Securities Act Filing.

283.   This cause of action is a strict liability claim and does not sound in fraud. Plaintiffs are not required to allege that Defendants TAP, U.S. Bancorp, Infinity Q and Quasar acted with scienter or fraudulent intent, which are not elements of a Section 12(a)(2) claim.

284.   Defendants TAP, U.S. Bancorp, Infinity Q and Quasar offered to sell, solicited the sale of and/or sold the Mutual Fund's shares to Plaintiffs by means of the December 2019 Securities Act Filing that included untrue statements of material fact and omitted to state other material facts necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, as detailed herein.

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285. Plaintiffs purchased shares of the Mutual Fund registered under and directly traceable to the December 2019 Securities Act Filing directly from Defendants TAP, U.S. Bancorp, Infinity Q and Quasar.

286. Defendants TAP, U.S. Bancorp, Infinity Q and Quasar did not make a reasonable investigation or possess reasonable grounds for the belief that the statements contained in the December 2019 Securities Act Filing detailed herein were true and did not omit to state material facts necessary to be stated in order to make the statements made therein not false or misleading. Defendants TAP, U.S. Bancorp, Infinity Q and Quasar should have known in the exercise of reasonable care of the misstatements and omissions as set forth above.

287. At the time they acquired their shares of Mutual Fund, Plaintiffs did not know, nor in the exercise of reasonable diligence could they have known, of the untruths and omissions alleged in this cause of action.

288. By reason of the conduct alleged herein, Defendants TAP, U.S. Bancorp, Infinity Q and Quasar violated Section 12(a)(2) of the Securities Act.

289. As a result of the violations of Section 12(a)(2) complained of herein, Plaintiffs have sustained damages in connection with their purchases of the Mutual Fund shares. The value of the Mutual Fund shares declined substantially upon the Mutual Fund's liquidation. Plaintiffs have the right to rescind and recover the consideration paid for their shares, with interest thereon, upon tendering the shares.

290. Subject to class action tolling, Plaintiffs have brought this claim within one year after the discovery of the false and misleading statements and omissions herein or after such discovery could have been made in the exercise of reasonable diligence, and within three years of the December 2019 Securities Act Filing. Consequently, this action is timely.

THIRD CAUSE OF ACTION
Violation of Section 15 of the Securities Act
(Against Defendants Infinity Q, U.S. Bancorp, Bonderman LP, IQME, and the Individual Defendants)

291.   Plaintiffs repeat and reallege the allegations contained in above as if set forth fully herein.

292.   This cause of action is brought pursuant to Section 15 of the Securities Act against Defendants Infinity Q, U.S. Bancorp, Bonderman LP, IQME, Velissaris, Potter, Lindell, Chrystal, DiUlio, Kashmerick, Resis, Simon, and Jensen.

293.   This claim does not sound in fraud. Plaintiffs do not allege that Defendants acted with scienter or fraudulent intent.

294.   Defendant Infinity Q managed the investment strategy of the Mutual Fund and TAP, and was a control person of the Mutual Fund and TAP. Each of Defendants Bonderman LP, IQME, Velissaris, Potter, and Lindell were control persons of Infinity Q, the Mutual Fund, and/or TAP by virtue of their management positions with and/or ownership of Infinity Q.

295.   Defendant U.S. Bancorp managed the operations, governance, servicing, and administration of the Mutual Fund and TAP, and was a control person of the Mutual Fund and TAP. Defendant U.S. Bancorp also was a control person of Quasar. Each of Defendants Chrystal, DiUlio, Kashmerick, Resis, Simon, and Jensen were control persons of U.S. Bancorp, Quasar, the Mutual Fund, and/or TAP by virtue of their management positions with U.S. Bancorp and/or TAP.

296.   Each of Defendants Infinity Q, U.S. Bancorp, Bonderman LP, IQME, Velissaris, Potter, Lindell, Chrystal, DiUlio, Kashmerick, Resis, Simon, and Jensen were participants in the violations of Section 11 and Section 12(a)(2) as alleged above, based on their each having signed or authorized the signing of the December 2019 Securities Act Filing and/or having otherwise actively participated in the sales process, including the preparation of the selling documents that allowed the offer and sale of the Mutual Fund shares to be successfully completed.

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297.   By reason of such conduct, Defendants Infinity Q, U.S. Bancorp, Bonderman LP, IQME, Velissaris, Potter, Lindell, Chrystal, DiUlio, Kashmerick, Resis, Simon, and Jensen are liable to Plaintiffs pursuant to Section15 of the Securities Act for the damages sustained by Plaintiffs as a result of the violations of Sections 11 and 12(a)(2) of the Securities Act.

298.   Subject to class action tolling, Plaintiffs have brought this claim within one year after the discovery of the false and misleading statements and omissions herein or after such discovery could have been made in the exercise of reasonable diligence, and within three years of the December 2019 Securities Act Filing. Consequently, this action is timely.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs demand judgment against Defendants as follows:

(a) An award of money damages in an amount to be proved at trial;

(b) On the Second Cause of Action, an award of rescissory damages;

(c) An award of pre-judgment and post-judgment interest at the maximum rate;

(d) An award of the costs and expenses incurred in connection with this action, including reasonable attorneys' fees; and

(e) Any such other and further relief as the Court may deem just and proper.

Dated: New York, New York
        December 19, 2022   **ROLNICK KRAMER SADIGHI LLP**

                                        /s/ Lawrence M. Rolnick
                                        Lawrence M. Rolnick
                                        Marc B. Kramer
                                        Michael J. Hampson
                                        1251 Avenue of the Americas
                                        New York, NY 10020
                                        Tel. 212.597.2800

                                        Counsel for Plaintiffs

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SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK
---x
                                       :

THE GLENMEDE TRUST COMPANY, N.A.,   :

                                       :   Index No. _____

             Plaintiff,   :

                                       :

               v.   :   **COMPLAINT**

                                       :

INFINITY Q CAPITAL MANAGEMENT LLC, :
JAMES VELISSARIS, LEONARD POTTER, :
SCOTT LINDELL, BONDERMAN FAMILY :
LIMITED PARTNERSHIP, LP, INFINITY Q :
MANAGEMENT EQUITY LLC, TRUST FOR :
ADVISED PORTFOLIOS, U.S. BANCORP FUND :
SERVICES, LLC, EISNERAMPER LLP, QUASAR :
DISTRIBUTORS, LLC, JOHN C. CHRYSTAL, :
ALBERT J. DIULIO, S.J., CHRISTOPHER E. :
KASHMERICK, HARRY E. RESIS, RUSSELL B. :
SIMON, AND STEVEN J. JENSEN, :

                                       :

            Defendants.   :

                                       :

                                       :

---x

      Plaintiff The Glenmede Trust Company, N.A. ("Plaintiff"), by and through its undersigned

counsel, and its Complaint against Defendants Infinity Q Capital Management LLC, James

Velissaris, Leonard Potter, Scott Lindell, Bonderman Family Limited Partnership, LP, Infinity Q

Management Equity LLC, Trust for Advised Portfolios, U.S. Bancorp Fund Services, LLC,

EisnerAmper LLP, Quasar Distributors, LLC, John C. Chrystal, Albert J. DiUlio, S.J., Christopher

E. Kashmerick, Harry E. Resis, Russell B. Simon, and Steven J. Jensen (collectively,

"Defendants"), hereby alleges the following upon personal knowledge as to itself and its own acts,

and upon information and belief as to all other matters.

      Plaintiff's information and belief is based on, among other things, an investigation by its

attorneys, which investigation includes a review and analysis of: filings with the U.S. Securities and Exchange Commission ("SEC"); marketing materials and investor presentations distributed by Infinity Q Capital Management LLC; the Complaint and other documents filed in the matter *SEC v. James Velissaris*, No. 22-cv-01346 (S.D.N.Y.); the Complaint and other documents filed in the matter *SEC v. Scott Lindell*, No. 22-cv-08368 (S.D.N.Y.); the documents filed, including the Indictment, certain discovery materials, and expert reports, in the matter *United States of America v. James Velissaris*, No. 22-cr-105 (S.D.N.Y.); pleadings, motion papers, and exhibits to declarations filed in the matters *In re Infinity Q Diversified Alpha Fund Securities Litigation*, Index No. 651295/2021 (N.Y. Sup. Ct.), and *Dominus Multimanager Fund, Ltd. v. Infinity Q Capital Management LLC, et al.*, Index No. 652906/2022 (N.Y. Sup. Ct.); pleadings, motion papers, and exhibits to declarations filed in the matter *In re Infinity Q Diversified Alpha Fund and Infinity Q Volatility Alpha Fund Securities Litigation*, No. 21-cv-01047 (E.D.N.Y.); and other public documents and media reports concerning Defendants. Many of the facts supporting the allegations contained herein are known only to Defendants or are exclusively within their custody and/or control. Plaintiff believes that further substantial evidentiary support will exist for the allegations in this Complaint after a reasonable opportunity for discovery.

I. NATURE OF THE ACTION

1. Plaintiff brings this action to recover the significant investment losses it suffered from the sudden and unexpected liquidation of the Infinity Q Diversified Alpha Fund (the "Mutual Fund").

2. The Mutual Fund was forced to halt operations when it was revealed that Defendant James Velissaris ("Velissaris") – the Chief Investment Officer of the Mutual Fund's investment adviser, Defendant Infinity Q Capital Management LLC ("Infinity Q") – had for years manipulated the valuation of the Mutual Fund's assets to artificially inflate the value of the Mutual Fund's

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shares by hundreds of millions of dollars. Velissaris recently pled guilty to violating the federal securities laws and faces a possible prison sentence of 20 years.

3.   The rise and fall of the Mutual Fund can be traced back to David Bonderman ("Bonderman"), the founder of TPG Capital. Bonderman's private wealth was managed by Defendant Leonard Potter ("Potter"), with assistance from Velissaris and Defendant Scott Lindell ("Lindell"). Bonderman decided that he wanted to make available to the general public the investment strategies used to manage his private portfolio. Doing so would allow Bonderman and his team to profit from selling their investment expertise to a wider audience.

4.   In 2014, Bonderman, Potter, Velissaris, and Lindell created Infinity Q as the vehicle to bring their investment strategies to the masses, which would act as investment advisor to two entities: a public mutual fund and a private hedge fund. Infinity Q retained U.S. Bank's fund services to launch and administer the Mutual Fund and the hedge fund.

5.   Infinity Q's investment strategy was based on volatility. Infinity Q aimed to generate absolute returns that did not depend on what direction the market moved, but rather on how much the market moved (i.e., how volatile the market was). This strategy could not be implemented simply through investments in traditional stocks and bonds, but instead required Infinity Q to invest in esoteric derivative securities called "variance swaps."

6.   The Mutual Fund was legally required to publicly report its net asset value, or "NAV," on a daily basis. The NAV was the metric used to determine the price of the shares that the Mutual Fund sold to investors.

7.   Calculating NAV required Infinity Q to accurately value the Mutual Fund's assets. For traditional stocks, doing so was straightforward because the market and trading prices were listed by the exchanges on which the stocks traded. For the variance swaps, however, there was

no readily available market or trading price. Thus, Infinity Q used a third-party pricing model to determine the fair value of the variance swaps.

8.   Infinity Q's investment strategy appeared to be very successful. At its peak, Infinity Q purported to manage over $3 billion in assets. In 2018, the Mutual Fund reported an annual return of over 11%. When the global COVID-19 pandemic rocked the capital markets in 2020, the Mutual Fund reported positive returns while most investment managers were suffering heavy losses.

9.   However, unbeknownst to Plaintiff and other investors, the Mutual Fund's success was a mirage. That is because Velissaris was directly manipulating the valuations of the variance swaps, which caused the Mutual Fund's NAV to be artificially inflated by hundreds of millions of dollars.

10.   Rather than accurately model the swaps in the third-party pricing service, Velissaris inputted the wrong contractual terms, used incorrect templates, and altered the underlying code in order to cause the model to produce inflated valuations.

11.   In 2020, the SEC began confidentially investigating Infinity Q's valuations. By early 2021, the SEC had determined that the third-party pricing service model was being manipulated to create artificially inflated asset valuations.

12.   On February 22, 2021, the SEC suspended Mutual Fund redemptions, and Velissaris was removed from his position as Chief Investment Officer of Infinity Q.

13.   The Mutual Fund's assets were subsequently liquidated. The liquidation generated proceeds of about $1.2 billion. The proceeds were about $500 million less than what the assets were valued for immediately before the Mutual Fund was shut down.

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14.   Culpability for the mismarking of the Mutual Fund's assets does not lay solely at the feet of Velissaris.

15.   Mutual funds are heavily regulated investment vehicles that are required to implement all kinds of controls to protect investors.

16.   Bonderman's team did not have the existing infrastructure, regulatory expertise, and administrative support required to run a mutual fund when he launched Infinity Q. Therefore, he turned to U.S. Bank, which advertised its sponsorship of "multiple series trusts" as a one-stop shop for investment managers seeking to open a mutual fund.

17.   U.S. Bank offered investment managers the opportunity to open their own mutual fund as a series of an existing trust that complied with mutual fund regulations. The U.S. Bank-sponsored trust managed all fund operations, governance, servicing, and administration, while the unaffiliated investment manager focused on investment strategy.

18.   Bonderman created the Mutual Fund as a series of a U.S. Bank-sponsored multiple series trust: Defendant Trust for Advised Portfolios ("TAP" or the "Trust").

19.   U.S. Bank's affiliate, Defendant U.S. Bancorp Fund Services, LLC ("U.S. Bancorp"), served as the administrator of the Trust. U.S. Bancorp established a Board of Trustees to oversee the Mutual Fund, provided a Chief Compliance Officer for the Mutual Fund, selected an independent auditor – Defendant EisnerAmper LLP ("EisnerAmper") – for the Mutual Fund and the hedge fund, and appointed an underwriter – Defendant Quasar Distributors, LLC ("Quasar") – to distribute the Mutual Fund's shares to investors.

20.   Each of these individuals and entities were supposed to act as gatekeepers who provided oversight and made sure that the Mutual Fund complied with laws and regulations designed to protect investors.

21.   The Board of Trustees established a Valuation Committee to provide oversight of Infinity Q's valuations. EisnerAmper audited Infinity Q's valuations. The Board of Trustees' Audit Committee reviewed EisnerAmper's audits.

22.   However, each of these defendants ignored numerous red flags that Infinity Q was inflating the value of the Mutual Fund's assets. They had access to the third-party pricing service. They knew that the counterparties to the Mutual Fund's swaps had reached drastically different valuations. Infinity Q's valuations were internally inconsistent, and some were mathematically impossible. Yet, U.S. Bancorp, the Trustees, the Chief Compliance Officer, EisnerAmper, and Quasar simply turned a blind eye.

23.   Had these purported gatekeepers diligently performed their assigned functions, Infinity Q would not have been able to manipulate the Mutual Fund's valuations.

24.   Plaintiff is a trust company that purchased securities of the Mutual Fund in 2020. Plaintiff suffered significant damages as result of the manipulation of the Mutual Fund's valuations.

25.   Plaintiff asserts strict-liability and negligence-based claims under the Securities Act of 1933 (the "Securities Act") in connection with its purchases of the Mutual Fund's shares traceable to the Mutual Fund's December 2019 offering documents. The registration statement and prospectus pursuant to which the Mutual Fund's shares were offered and sold contained numerous materially false and misleading statements and omissions of material fact about the calculation of the Mutual Fund's NAV and the valuation of its assets.

26.   Plaintiff therefore brings this action to recover its investment losses.

II.   PARTIES

A.   Plaintiff

27.   Plaintiff The Glenmede Trust Company, N.A. is a trust company chartered under the National Bank Act and incorporated in Pennsylvania. The dates on which The Glenmede Trust Company, N.A. purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus, and from which it suffered damages as a result of Defendants' violations of the federal securities laws, are attached hereto as Exhibit A.

B.   Defendants

28.   Defendant Infinity Q Capital Management LLC is an SEC-registered investment advisory firm based in New York, New York. Infinity Q was responsible for the day-to-day management of the Mutual Fund and controlled the Mutual Fund's portfolio of investments. For its services to the Mutual Fund, Infinity Q was paid an annual fee totaling 1.7% of the Mutual Fund's average daily NAV.

29.   Defendant James Velissaris was the Chief Investment Officer ("CIO") of Infinity Q. Prior to joining Infinity Q, Velissaris joined Wildcat Capital Management ("Wildcat"), the investment advisor that manages the personal fortune of David Bonderman, as a Portfolio Manager.

30.   Defendant Leonard Potter is the Chairman of Infinity Q. He also is the President and CIO of Wildcat.

31.   Defendant Scott Lindell was the Chief Risk Officer ("CRO") of Infinity Q. He was also Head of Risk at Wildcat. Lindell previously worked with Velissaris at Arden Asset Management.

32. Defendant Bonderman Family Limited Partnership, LP ("Bonderman LP") is the private family office of David Bonderman, managed by Wildcat. Bonderman LP has an ownership interest in Infinity Q that is greater than 25% and is a control person of Infinity Q.

33. Defendant Infinity Q Management Equity LLC ("IQME") has an ownership interest in Infinity Q that is greater than 25% and is a control person of Infinity Q.

34. Defendant Trust for Advised Portfolios is a Delaware statutory trust organized under the laws of the State of Delaware, registered with the SEC as an open-end management investment company. The Mutual Fund is a series of TAP. TAP issued the shares of the Mutual Fund sold to Plaintiff pursuant to a registration statement and prospectus filed with the SEC in December 2019.

35. Defendant U.S. Bancorp Fund Services, LLC is the Mutual Fund's administrator and fund accountant, and is registered to conduct business in New York. U.S. Bancorp provided certain services to the Mutual Fund, including but not limited to coordinating the negotiation of contracts and fees with, and the monitoring of performance and billing of, the Mutual Fund's independent contractors and agents; preparation for signature by an officer of TAP of all documents required to be filed for compliance by TAP and the Mutual Fund with applicable laws and regulations; arranging for the computation of performance data, including NAV per share and yield; responding to shareholder inquiries; arranging for the maintenance of books and records of the Mutual Fund and providing office facilities, equipment, and personnel necessary to carry out its duties. As compensation for its fund administration and portfolio compliance services, U.S. Bancorp received from the Mutual Fund a fee based on the Mutual Fund's current average daily net assets. U.S. Bancorp was also the administrator for the hedge fund.

36.   Defendant EisnerAmper LLP is an independent public accounting firm registered

with the Public Company Accounting Oversight Board ("PCAOB"). EisnerAmper was the Mutual

Fund's external auditor since 2018. In connection with its audits of the Mutual Fund, EisnerAmper

conducted tasks to validate Infinity Q's valuation of the Mutual Fund's holdings, including

attempting to independently verify those valuations. EisnerAmper was also the auditor of the

hedge fund.

37.   Defendant Quasar Distributors, LLC is a registered broker-dealer, a member of the

Financial Industry Regulatory Authority ("FINRA"), and an affiliate of U.S. Bancorp. Quasar was

the underwriter and distributor of the Mutual Fund's shares, provided certain administration

services to the Mutual Fund, and promoted and arranged for the sale of Mutual Fund's shares.

38.   Defendant John C. Chrystal ("Chrystal") is a Trustee of the Mutual Fund and Chair

of the Mutual Fund's Audit Committee. As a Trustee, Chrystal also had responsibility for

overseeing the Mutual Fund's Valuation Committee. The Mutual Fund touted Chrystal's

"extensive knowledge of the highly regulated financial services industry" based on his experience

as a partner of an investment management firm and a partner of a consulting firm advising financial

institutions.

39.   Defendant Albert J. DiUlio, S.J. ("DiUlio") is a Trustee of the Mutual Fund and a

member of the Mutual Fund's Audit Committee. As a Trustee, DiUlio also had responsibility for

overseeing the Mutual Fund's Valuation Committee. The Mutual Fund highlighted for investors

DiUlio's "financing background, combined with his work experience," as providing him with a

"strong understanding of financial statements."

40.   Defendant Christopher E. Kashmerick ("Kashmerick") is the Chairman, President,

and Principal Executive Officer of the Mutual Fund, a Trustee of the Mutual Fund, and a member

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of the Mutual Fund's Valuation Committee. He is a Senior Vice President of U.S. Bancorp with over two decades of experience operating mutual funds.

41. Defendant Harry E. Resis ("Resis") is a Trustee of the Mutual Fund and a member of the Mutual Fund's Audit Committee. As a Trustee, Resis also had responsibility for overseeing the Mutual Fund's Valuation Committee. He has a background in fixed income securities analysis, with an emphasis on high yield securities. The Mutual Fund promoted Resis's experience as "provid[ing] him with a practical knowledge of the underlying markets and strategies used by" the Mutual Fund.

42. Defendant Russell B. Simon ("Simon") is the Treasurer and Chief Financial Officer ("CFO") of the Mutual Fund, a member of the Mutual Fund's Valuation Committee, and a Senior Vice President of U.S. Bancorp.

43. Defendant Steven J. Jensen ("Jensen") is the Chief Compliance Officer ("CCO") of the Mutual Fund and a Vice President of U.S. Bancorp. As CCO, he oversaw the implementation and testing of the Mutual Fund's compliance program and reported to the Trustees regarding compliance matters for the Mutual Fund.

44. Defendants Velissaris, Potter, Lindell, Chrystal, DiUlio, Kashmerick, Resis, Simon, and Jensen are collectively referred to herein as the "Individual Defendants."

III. **JURISDICTION AND VENUE**

45. This Court has original subject matter jurisdiction over Plaintiff's claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 (the "Securities Act"), 15 U.S.C. §§ 77(k), 77*l*(a)(2) and 77(o), pursuant to Section 22 of the Securities Act, 15 U.S.C. § 77v.

46. Removal of this action to federal court is barred by Section 22(a) of the Securities Act, 15 U.S.C. § 77v(a), and *Cyan, Inc. v. Beaver County Employees Retirement Fund*, 138 S. Ct. 1061 (2018).

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47.   Defendants are subject to personal jurisdiction in New York pursuant to CPLR §§ 301 and 302. Defendants conducted business in New York, Defendants disseminated false information from New York, the false and misleading registration statement and prospectus were prepared, reviewed, and signed in part in New York, and Defendants Infinity Q and EisnerAmper are based in New York.

48.   Venue is proper in this Court pursuant to CPLR § 503 because Defendants Infinity Q and EisnerAmper have their respective principal places of business in New York County.

IV.   FACTUAL ALLEGATIONS

A.   David Bonderman Creates Infinity Q to Offer His Investment Expertise to Everyday Investors

49.   Infinity Q was established by David Bonderman. Bonderman is the founder of the investment company TPG Capital, which manages almost $100 billion in assets.

50.   Bonderman's personal fortune is managed by Wildcat. Wildcat is the investment adviser to Bonderman LP.

51.   Defendant Potter is the President and CIO of Wildcat.

52.   Defendant Velissaris was one of Wildcat's Portfolio Managers.

53.   Infinity Q was launched in 2014 to sell the complex investment strategies used to grow Bonderman's private portfolio to the investing public. Bonderman realized that he and his employees could market their supposedly successful strategy for managing Bonderman's personal wealth to a broader audience. Through Infinity Q, Bonderman offered an investment vehicle that utilized the investment strategies used to manage his family office to public investors. Bonderman and his employees would benefit from the fees earned through managing the funds' assets.

54.   Velissaris was the CIO of Infinity Q, and Potter was its Chairman.

55.   Wildcat's Head of Risk, Defendant Lindell, was Infinity Q's CRO.

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56.   Infinity Q managed two investment funds: a public the Mutual Fund and a private

hedge fund, the Infinity Q Volatility Alpha Fund (the "Hedge Fund").

57.   The Mutual Fund was marketed as a vehicle for the masses to gain access to, and

benefit from, Bonderman's investment expertise and creative strategies, which had previously

been available exclusively to very wealthy clients. Indeed, in its marketing materials, Infinity Q

represented that it offered retail investors "access to the top tier investment strategies typically

reserved for elite high net worth clients."

58.   Shortly after Infinity Q's launch, *Bloomberg* published an article with the headline:

"***Private Equity Billionaire Is Now Selling a Hedge Fund for the Masses***."   The article

highlighted how Bonderman's new mutual fund would provide investors with access to complex

investments utilized by hedge funds, while at the same time providing the liquidity of a mutual

fund:

> David Bonderman amassed a $3 billion fortune in private equity for
> sophisticated investors. ***He's now selling hedge fund strategies to
> the masses***.
>
> Bonderman, whose TPG Capital has owned companies such as
> Continental Airlines and retailer J Crew Group Inc., is using a
> family office that manages a portion of his money – Wildcat Capital
> Management – to back a startup investment business. ***Infinity Q
> Capital Management is offering retail and other investors a
> version of the hedge fund programs it uses for the billionaire***, said
> James Velissaris, chief investment officer for the new firm.
>
> Run by Wildcat employees, Infinity Q can sell products such as
> liquid alternative mutual funds to outside investors. It means
> Bonderman, 72, can profit from the expertise of his personal money
> managers, who in turn can earn more money.[1]

---

[1] Unless otherwise indicated, all bolded italic emphasis in quotations throughout this Complaint
has been added and did not appear in the original.

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59.   In its own marketing materials, Infinity Q promoted itself as Bonderman's personal investment adviser, stating that Infinity Q was "[o]riginally launched to manage the capital for the founding partners of the $100bn Private Equity firm TPG Capital." Thus, Infinity Q referred to itself interchangeably with Wildcat.

60.   Bonderman maintained control over Infinity Q. His family partnership, Bonderman LP, and another entity, IQME, each owned over 25% of Infinity Q.

61.   For its services to the Mutual Fund, Infinity Q was paid an annual fee totaling 1.7% of the Mutual Fund's average daily NAV. Thus, a higher NAV increased the fees paid to Infinity Q.

B.   Infinity Q Partners with U.S. Bank to Create the Mutual Fund

62.   A mutual fund is a pooled-investment vehicle. Mutual funds are subject to strict regulatory requirements. Among other requirements, they must register with the SEC under the Investment Company Act of 1940, implement certain controls, and are subject to oversight by the SEC.

63.   Infinity Q did not have the preexisting infrastructure, regulatory expertise, and administrative support required to run a mutual fund.

64.   Bonderman thus outsourced the mutual fund regulatory and compliance functions to U.S. Bank, one of the largest banks in the United States.

65.   U.S. Bank provides, among other things, mutual fund services, including transfer agent services, fund administration services, fund accounting services, and other support areas for mutual funds.

66.   As part of its mutual fund services, U.S. Bank has established multiple series trusts, or "MSTs." An MST is an open-end investment management company organized as a series trust that is sponsored by U.S. Bank but used by multiple, unrelated investment management firms to

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house their mutual fund products. Each fund is a "series" of the MST. The trust manages all fund operations, governance, servicing, and administration, while the investment manager focuses on investment strategy.

67.   U.S. Bank markets its MSTs as having the following advantages/benefits:

- Reduced time to market: Launching a fund as a new series of an MST takes significantly less time than launching an entirely new proprietary trust.

- Cost advantages: An MST provides economies of scale for certain fund startup and annual operating costs.

- Governance and service expertise: MST fund managers benefit from the experience and expertise of an existing board of trustees familiar with mutual fund regulatory and operational issues.

- Compliance infrastructure: The MST sponsor provides an experienced chief compliance officer as well as the Sarbanes-Oxley monitoring and certification for all fund financial reporting.

- Administrative efficiencies: By adding mutual funds to an existing MST, many required administrative services are in place.

68.   According to U.S. Bank's marketing materials, the sponsor of an MST – i.e., U.S. Bank or an affiliate of U.S. Bank, such as U.S. Bancorp – establishes all mutual fund policies, procedures, and operations, including but not limited to valuation policies.

69.   TAP is a U.S. Bank MST. As such, TAP is an SEC-registered investment company that allows investment advisers unaffiliated with U.S. Bank, such as Infinity Q, to offer their investment expertise to the investing public by creating a mutual fund that operates as a series of TAP.

70.   U.S. Bank controlled TAP through one of its affiliates, U.S. Bancorp.

71.   Infinity Q engaged TAP to establish the Mutual Fund. Once under the TAP umbrella, the Mutual Fund was able to sell its securities to the investing public pursuant to TAP's SEC registration statement and prospectus.

72.   As a series of TAP, the Mutual Fund was able to leverage the existing TAP Board

of Trustees, TAP trust officers, TAP service providers (such as an auditor and underwriter), TAP

policies, and TAP procedures.

73.   Although Bonderman's team determined the investment policy of the Mutual Fund,

U.S. Bancorp provided numerous important services to the Mutual Fund, including but not limited

to:

- coordinating the negotiation of contracts and fees with, and the monitoring of performance and billing of, the Mutual Fund's independent contractors and agents;

- preparation for signature by an officer of TAP all documents required to be filed for compliance by TAP and the Mutual Fund with applicable laws and regulations;

- arranging for the computation of performance data, including NAV per share and yield; responding to shareholder inquiries; and

- arranging for the maintenance of books and records of the Fund, and providing, at its own expense, office facilities, equipment and personnel necessary to carry out its duties.

C.   The Importance of the Mutual Fund's "Net Asset Value" or "NAV"

74.   The Mutual Fund, through TAP, offered two categories of shares to the investing

public: investor shares and institutional shares.

75.   The Mutual Fund was required by law to price its shares every business day. The

shares were priced based on the Mutual Fund's NAV.

76.   To calculate NAV, the Mutual Fund subtracted the value of its liabilities from the

value of its assets. NAV divided by the total number of shares equaled the price-per-share.

77.   The Mutual Fund was required to calculate its NAV using readily available market

quotations. If there was not a readily available market quote for a particular security, the NAV

was determined based on the fair value of the security, which was meant to be determined in good

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faith by the Mutual Fund's Trustees pursuant to procedures disclosed to the Mutual Fund's investors.

78.   The Mutual Fund reported the NAV for its entire portfolio on a daily basis and made quarterly and annual SEC filings that listed the period-end NAV.

79.   An investor who wanted to purchase or sell shares would pay or receive a price based on the daily NAV calculated immediately following receipt of the purchase or sale order. NAV acted as the "price" term in the agreement between the investor and the Mutual Fund when the investor purchased shares from the Mutual Fund.

D.   U.S. Bank Was Supposed to Implement Rigorous Controls over the Mutual Fund and Put in Place a Number of Independent "Gatekeepers" to Prevent Misrepresentations

80.   Because the Mutual Fund was able to sell its shares to the investing public through TAP, and because TAP was the entity registered with the SEC as an investment company, TAP took responsibility for ensuring the Mutual Fund's compliance with laws and regulations.

81.   TAP has a Board of Trustees that is responsible for the overall management of TAP's business and affairs. The Board of Trustees owes fiduciary duties to the Mutual Fund's investors, including a duty of care.

82.   Defendants Chrystal, DiUlio, Kashmerick, and Resis are (or were at all relevant times) Trustees of TAP.

83.   In addition to being a Trustee, Defendant Kashmerick is the Chairman, President, and Principal Executive Officer of TAP. He is also a Senior Vice President of U.S. Bancorp.

84.   The Trustees of TAP were responsible for oversight of the Mutual Fund, including oversight of Infinity Q and other service providers to the Mutual Fund.

85.   The Trustees were meant to perform certain oversight activities with respect to the Mutual Fund to protect investors, including but not limited to:

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- receiving and reviewing reports related to the performance and operations of the Mutual Fund;

- reviewing and approving the compliance policies and procedures of the Mutual Fund;

- approving the Mutual Fund's principal investment policies;

- adopting policies and procedures designed to deter market timing;

- meeting with representatives of various service providers, including Infinity Q, to review and discuss the activities of the Mutual Fund and to provide direction with respect thereto; and

- appointing a chief compliance officer of the Mutual Fund to report to the Trustees regarding compliance matters.

86.   The Trustees established an Audit Committee to assist them in performing their oversight responsibilities. The Audit Committee periodically met with the Mutual Fund's auditor, EisnerAmper, as well as with the Mutual Fund's chief compliance officer.

87.   The members of the Audit Committee were Defendants Chrystal, DiUlio, and Resis.

88.   The primary functions of the Audit Committee were to:

- select the independent registered public accounting firm to be retained to perform the annual audit of the Mutual Fund;

- review the results of the audit;

- review the Mutual Fund's internal controls;

- approve in advance all permissible non-audit services performed by the independent auditors;

- review certain other matters relating to the Mutual Fund's independent registered public accounting firm and financial records; and

- receive reports from an attorney retained by TAP of evidence of a material violation by TAP or by any officer, director, employee or agent of TAP.

89.   The Trustees also established a Valuation Committee to assist them in performing their oversight responsibilities.

90.   The Valuation Committee's members included Defendants Kashmerick and Simon. Like Kashmerick, Simon was an executive of U.S. Bancorp.

91.   The function of the Valuation Committee was to review Infinity Q's valuation of securities held by the Mutual Fund for which current and reliable market quotations were not readily available. This was a critical oversight function because Infinity Q's valuation of these assets was incorporated into the Mutual Fund's NAV, pursuant to which the Mutual Fund's shares were sold to investors on a daily basis.

92.   The Valuation Committee was supposed to gather and review "Fair Valuation Forms" completed by Infinity Q to support its valuation determinations, which were subsequently supposed to be reviewed and ratified by the Trustees.

93.   The Valuation Committee met frequently to review Infinity Q's valuations.

94.   As compensation for its fund administration and portfolio compliance services, U.S. Bancorp received a fee from the Mutual Fund based on the Mutual Fund's current average daily net assets, which was tied to the valuations performed by Infinity Q. A higher NAV meant a higher fee for U.S. Bancorp.

95.   The Trustees of TAP, appointed by U.S. Bancorp, were required to ensure that Infinity Q's management of the Mutual Fund did not run afoul of accounting and valuation standards and procedures.

96.   But the purported oversight of Infinity Q did not end there. U.S. Bancorp also retained an independent auditor to audit the Mutual Fund's financial statements in accordance with the standards of the PCAOB.

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97.   In 2018, U.S. Bancorp selected EisnerAmper as the Mutual Fund's independent auditor. With each of the Mutual Fund's annual reports, EisnerAmper provided an audit report and an internal control letter.

98.   In the annual audit reports, EisnerAmper stated that the Mutual Fund's financial statements conformed with United States generally accepted accounting principles ("U.S. GAAP") and presented fairly, in all material respects: (a) the consolidated financial position of the Mutual Fund as of the audit date; (b) the consolidated results of the Mutual Fund's operations as of the audit date; and (c) the changes in net assets and financial highlights for each of the years in the two-year period then ended.

99.   EisnerAmper's audit was meant to include a comprehensive review of the basis for Infinity Q's valuations of the Mutual Fund's assets. Indeed, EisnerAmper told investors that the basis for it clean audit reports of the Mutual Fund was because it had conducted thorough audits of the Mutual Fund. EisnerAmper stated that its audits were conducted in accordance with industry standards, which required EisnerAmper to "plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud."

100.   During its audits, EisnerAmper conducted tasks to validate Infinity Q's valuation of the Mutual Fund's holdings. Specifically, EisnerAmper communicated with the custodian, prime broker, and third-party counterparties of the Mutual Fund about those holdings. EisnerAmper evaluated significant estimates made by Infinity Q by conducting a "re-performance" test that attempted to replicate Infinity Q's valuation of the Mutual Fund's assets.

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101.   In the internal control letters, EisnerAmper stated that it found no deficiencies in the Mutual Fund's internal control over financial reporting or operations that EisnerAmper considered to be a material weakness.

102.   U.S. Bancorp appointed one of its affiliates, Defendant Quasar, to act as underwriter for the Mutual Fund. It was Quasar's task to sell the Mutual Fund's shares to investors. Quasar is a registered broker-dealer with FINRA. Quasar's appointment by U.S. Bancorp was meant to provide investors with further assurances that there were independent gatekeepers to ensure the Mutual Fund's compliance with laws and regulations.

E.   The Mutual Fund Implements Bonderman's Absolute Return Investment Strategy by Purchasing and Selling Sophisticated Financial Instruments

103.   The purpose of the Mutual Fund was to offer Bonderman's complex investment strategies "to the masses." Infinity Q actively marketed the Mutual Fund to investors on that basis.

104.   Infinity Q's stated investment strategy was an "absolute return" strategy, which seeks positive returns regardless of the direction of the market.

105.   To implement its absolute return strategy, Infinity Q invested in long and short positions based on "volatility." Volatility measures the magnitude of price movements, either up or down. Volatility can never be negative, i.e., less than zero, because it is the measurement of a numerical range.

106.   In addition to trading some traditional securities, such as stocks and bonds, Wildcat and Infinity Q purchased and sold exotic securities known as "derivatives," and specifically a particular form of derivatives known as "swaps."

107.   Derivatives are securities whose performance correlates to an underlying reference obligation such as an asset, security, index, or currency exchange. A swap is a type of derivative

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in which two parties agree to exchange (i.e., swap) payments based upon the performance of the underlying reference obligation.

108.   The parties typically memorialize the terms of their swap contract in short written agreements, such as term sheets and swap confirmations. These documents include the term of the contract (i.e., its duration), the names of the parties, the notional amount of the swap, the strike price, and other important details about the agreement.

109.   Infinity Q negotiated the terms of the swaps directly with various counterparties, which were typically large financial institutions.

110.   Infinity Q was able to bet on the volatility of an underlying asset, security, index, or currency exchange by investing in a specific type of swap called a "variance swap."

111.   Variance swaps are based on the volatility of an underlying reference obligation. Volatility is the square root of variance.

112.   For each variance swap, a "strike price" is determined, which represents a certain level of volatility. If volatility over the term of the swap exceeds the strike price, the buyer of the swap (the long position) receives the payment. If, however, volatility is below the strike price, the seller of the swap (the short position) receives the payment.

113.   In addition to a strike price, each variance swap has an agreed-upon notional amount. The notional amount is used to calculate the monetary amount owed by one of the counterparties by multiplying the notional amount by the difference between the realized variance (the actual volatility squared) and the agreed-upon fixed variance (the strike price squared).

114.   Variance swaps that contain these basic terms are referred to as "vanilla" various swaps. However, some variance swaps contain additional terms.

115.   One such variance swap is known as a "corridor swap."

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116.   In a corridor swap, parameters are placed around the amount of volatility that can be used to measure the value of the swap, such that a payment is only owed if the realized variance falls within that corridor. Price movements outside of the corridor are treated as if they did not happen.

117.   When Infinity Q entered into these swap transactions, it often created identical contracts for both the Mutual Fund and the Hedge Fund, such that both funds would hold identical positions.

F.   Valuation of the Variance Swaps

118.   Swaps do not trade on a securities exchange, like the New York Stock Exchange, and therefore do not have a readily available market price.

119.   Accordingly, Infinity Q was required to determine the fair value of these positions in order to calculate the daily NAV of the Mutual Fund.

120.   The Trustees, EisnerAmper, and other agents of TAP were required to oversee the validity of these valuations.

121.   The underlying valuations of the swap positions were not disclosed to investors.

122.   While the final value of a swap was determined at the end of the term of the contract (i.e., when the trade "settled"), prior to the end of the term the value had to be calculated to determine what the position was worth at that time. That is, the position had to be "marked" using proper valuation procedures to input into the daily NAV calculation.

123.   Prior to settlement, variance swaps are valued by calculating the realized volatility on the date of valuation plus the implied volatility expected over the remaining term of the contract.

124.   These valuations were critical to valuing the shares sold by the Mutual Fund because they constituted a significant portion of the Mutual Fund's portfolio, and were used in the calculation of the Mutual Fund's daily NAV.

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125.   Infinity Q used a valuation service purchased from Bloomberg – called "BVAL" – to estimate the fair value of its variance swaps.

126.   BVAL is a well-known pricing service that markets itself as providing a comprehensive platform to structure and price derivatives, including swaps.

127.   The methodology used by BVAL to value variance swaps is the same model used by most of the Mutual Fund's counterparties to the variance swaps.

128.   BVAL provides various templates to value swaps and other positions.

129.   The user of BVAL selects the template used to value the swap.

130.   That user then inputs the terms of the swap into the template.

131.   The user then selects the market assumptions needed to value a particular position. BVAL runs an algorithm (or code) on those inputs to estimate value. Some BVAL templates allow users to edit the underlying code.

132.   To accurately model a variance swap in BVAL, the actual terms of the swap must be entered properly into the correct template, and the code should not be altered unless it is necessary to account for the terms of the swap contract.

133.   At Infinity Q, Velissaris was responsible for entering the terms of the swap positions into BVAL. However, as explained below, many other Defendants had access to these valuations and the significant red flags that were raised by Velissaris's valuations.

134.   U.S. Bancorp directly accessed the valuations in BVAL in order to calculate and report the Mutual Fund's daily NAV.

G.   **Defendants' Representations Induce Plaintiff to Invest in the Mutual Fund**

135.   Defendants represented to the Mutual Funds' investors, including Plaintiff, that the Mutual Fund's reported NAV accurately reflected the value of Mutual Fund's assets, that securities in the Mutual Fund's portfolio without readily available market prices were valued by the Mutual

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Fund based on their fair value determined in good faith by Infinity Q and in accordance with the procedures adopted by the Trustees, and that the value of the Mutual Fund's swap positions were calculated using an independent third-party service not subject to manipulation by Infinity Q.

136.   On December 20, 2019, the Trust filed a Post-Effective Amendment to its Registration Statement pursuant to the Securities Act on Form N-1A, to become effective on December 31, 2019.   The Registration Statement included a Prospectus and a Statement of Additional Information, both dated December 31, 2019. This filing will be referred to hereinafter as the "December 2019 Securities Act Filing."

137.   The December 2019 Securities Act Filing expressly incorporated several other documents by reference, including the Mutual Fund's financial statements for the fiscal year ended August 31, 2019, the Mutual Fund's most recent annual report, and EisnerAmper's most recent audit letter.

138.   The December 2019 Securities Act Filing was signed by Defendants Chrystal, DiUlio, Kashmerick, Potter, Resis, Simon, and Velissaris. Although Potter and Velissaris signed on behalf of Infinity Q Commodity Fund, Ltd., that entity is defined in the December 2019 Securities Act Filing as the "Subsidiary," and the December 2019 Securities Act Filing expressly stated that references to the Mutual Fund "may also include the Subsidiary."

139.   The December 2019 Securities Act Filing, and the documents incorporated by reference therein, disclosed the Mutual Fund's historical NAV for each fiscal year of its existence. The NAV for 2018 and 2019 were represented to have been audited by EisnerAmper.

140.   For investor class shares, NAV per share was reported as follows:

-24-

	Year Ended August 31, 2019	Year Ended August 31, 2018	Year Ended August 31, 2017	Year Ended August 31, 2016	Period September 30, 2014 to August 31, 2015
NAV at beginning of period	$11.54	$10.37	$9.86	$10.11	$10.00
NAV at end of period	$11.75	$11.54	$10.37	$9.86	$10.11
Total Return	3.48%	11.28%	7.56%	-0.59%	2.62%

141. For institutional class shares, NAV per share was reported as follows:

	Year Ended August 31, 2019	Year Ended August 31, 2018	Year Ended August 31, 2017	Year Ended August 31, 2016	Period September 30, 2014 to August 31, 2015
NAV at beginning of period	$11.62	$10.42	$9.90	$10.14	$10.00
NAV at end of period	$11.87	$11.62	$10.42	$9.90	$10.14
Total Return	3.81%	11.52%	7.88%	-0.48%	$2.93%

142. The Prospectus in the December 2019 Securities Act Filing disclosed how the

Mutual Fund's shares were priced based on the daily NAV:

> ***Shares of the [Mutual] Fund are sold at NAV per share*** which is calculated as of the close of regular trading (generally, 4:00 p.m., Eastern Time) on each day that the New York Stock Exchange ("NYSE") is open for unrestricted business. However, the [Mutual] Fund's NAV may be calculated earlier if trading on the NYSE is restricted or as permitted by the SEC. The NYSE is closed on weekends and most national holidays, including New Year's Day, Martin Luther King, Jr. Day, Washington's Birthday/Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The NAV will not be calculated on days when the NYSE is closed for trading.

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Purchase and redemption requests are priced based on the next NAV per share calculated after receipt of such requests. *The NAV is the value of the [Mutual] Fund's securities, cash and other assets, minus all expenses and liabilities (assets – liabilities = NAV).* NAV per share is determined by dividing NAV by the number of shares outstanding (NAV/ # of shares = NAV per share). The NAV takes into account the expenses and fees of the [Mutual] Fund, including management and administration fees, which are accrued daily.

143.   The Prospectus then described how the Mutual Fund's assets were valued for

purposes of calculating the NAV:

In calculating the NAV, portfolio securities are valued using current market values or official closing prices, if available. Each security owned by the [Mutual] Fund that is listed on a securities exchange is valued at its last sale price on that exchange on the date as of which assets are valued. Where the security is listed on more than one exchange, the [Mutual] Fund will use the price of the exchange that the [Mutual] Fund generally considers to be the principal exchange on which the security is traded.

When reliable market quotations are not readily available or the [Mutual] Fund's pricing service does not provide a valuation (or provides a valuation that in the judgment of the Adviser does not represent the security's fair value) or when, in the judgment of the Adviser, events have rendered the market value unreliable, *a security or other asset is valued at its fair value as determined under procedures approved by the Board. Valuing securities at fair value is intended to ensure that the [Mutual] Fund is accurately priced* and involves reliance on judgment. *Fair value determinations are made in good faith in accordance with the procedures adopted by the Board. The Board will regularly evaluate whether the [Mutual] Fund's fair valuation pricing procedures continue to be appropriate in light of the specific circumstances of the [Mutual] Fund and the quality of prices obtained through their application by the Trust's valuation committee.* There can be no assurance that the Fund will obtain the fair value assigned to a security if it were to sell the security at approximately the time at which the [Mutual] Fund determines its NAV per share.

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144.   Although the Prospectus purported to disclose certain risks around valuation, these

risks related to external factors – such as market turmoil or technological errors by the pricing

service – and not internal factors – such as manipulation of valuation models by Infinity Q.

145.   The Statement of Additional Information in the December 2019 Securities Act

Filing also disclosed how NAV was calculated:

> The NAV of the [Mutual] Fund is determined as of the close of
> regular trading on the NYSE (generally 4:00 p.m., Eastern Time),
> each day the NYSE is open for trading. . . .
>
> *NAV is calculated by adding the value of all securities and other
> assets attributable to the [Mutual] Fund* (including interest and
> dividends accrued, but not yet received), then subtracting liabilities
> attributable to the [Mutual] Fund (including accrued expenses).

146.   The Statement of Additional Information contained further disclosures about

valuation of the Mutual Fund's assets:

> Generally, *the [Mutual] Fund's investments are valued* at market
> value or, in the absence of a market value, *at fair value as
> determined in good faith by [Infinity Q] with oversight by the
> Trust's Valuation Committee pursuant to procedures approved by
> or under the direction of the Board*. Pursuant to those procedures,
> [Infinity Q] considers, among other things: (1) the last sales price on
> the securities exchange, if any, on which a security is primarily
> traded; (2) the mean between the bid and asked prices; (3) *price
> quotations from an approved pricing service*; and (4) other factors
> as necessary to determine a fair value under certain circumstances.
>
> Securities primarily traded in the NASDAQ Global Market® for
> which market quotations are readily available shall be valued using
> the NASDAQ® Official Closing Price ("NOCP"). If the NOCP is
> not available, such securities shall be valued at the last sale price on
> the day of valuation, or if there has been no sale on such day, at the
> mean between the bid and asked prices. OTC securities which are
> not traded in the NASDAQ Global Market® shall be valued at the
> most recent sales price. *Securities and assets for which market
> quotations are not readily available (including restricted securities
> which are subject to limitations as to their sale) are valued at fair
> value as determined in good faith under procedures approved by
> or under the direction of the Board*.

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147.   With respect to U.S. Bancorp's role in valuation, the Statement of Additional

Information disclosed that:

> [t]he Board has delegated day-to-day valuation matters to a Valuation Committee that is comprised of the Trust's President, Treasurer and Assistant Treasurer and is overseen by the Trustees. The function of the Valuation Committee is to review [Infinity Q]'s valuation of securities held by [the Mutual Fund] for which current and reliable market quotations are not readily available. ***Such securities are valued at their respective fair values as determined in good faith by [Infinity Q],*** and the Valuation Committee gathers and reviews Fair Valuation Forms that are completed by [Infinity Q] to support its determinations, and which are subsequently reviewed and ratified by the Board.   The Valuation Committee meets as needed.   The Valuation Committee met twelve times during the fiscal year ended August 31, 2019, with respect to the Fund.

148.   The Notes to the Mutual Fund's Consolidated Financial Statements in its Annual

Report filed with the SEC on November 8, 2019 (the "Annual Report") – which was incorporated

by reference into the December 2019 Securities Act Filing – also contained information about

valuation of the Mutual Fund's assets.   The financial statements in the Annual Report were audited

by EisnerAmper.

149.   The Annual Report stated that the Mutual Fund followed a hierarchy to determine

fair value, ranking the Mutual Fund's holdings as either Level 1, Level 2, or Level 3.   Those levels

were described as follows, with market data obtained from independent sources described as

"observable inputs" and the Mutual Fund's own market assumptions described as "unobservable

inputs":

Level 1	Quoted prices in active markets for identical securities. An active market for a security is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. A quoted price in an active market provides the most reliable evidence of fair value.
Level 2	Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability either directly or indirectly.

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	These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates, and similar data.
Level 3	Significant unobservable inputs, including the [Mutual] Fund's own assumptions in determining fair value of investments

150.   The Annual Report further stated that variance swaps were categorized as either

Level 2 (in the case of vanilla swaps) or Level 3 (in the case of corridor swaps), but in any event

these positions were modeled using an independent third-party pricing service:

> Other financial derivative instruments, such as foreign currency contracts, options contracts, futures, or ***swap agreements***, derive their value from underlying asset prices, indices, reference rates, and other inputs or a combination of these factors. ***Depending on the product and the terms of the transaction, the value of the derivative contracts can be estimated by [Infinity Q] or a pricing service using model pricing tailored to the type of security held. The pricing models use various inputs that are observed from actively quoted markets such as issuer details, indices, spreads, interest rates, curves, implied volatility and exchange rates***.
>
> . . .
>
> ***The Fund makes investments in various types of volatility and variance swaps. [Infinity Q] deems vanilla volatility and variance swaps as Level 2 positions and corridor variance swaps as Level 3 positions in the fair value hierarchy. The [Mutual] Fund uses a pricing service to model price the variance swap trades. The pricing service uses quotes from brokers to estimate implied volatility levels as an input to these models.*** A significant change in implied volatility could have a significant impact on the value of a position.
>
> The Fund makes dispersion investments using volatility and variance swaps and options on dispersion. [Infinity Q] deems these positions to be illiquid and classifies these positions as Level 3 in the fair value hierarchy. The Adviser uses model pricing to calculate the fair volatility level for each leg of the dispersion trade. The Adviser uses quotes from a pricing service and brokers to estimate implied volatility levels as an input to these models. A significant change in implied volatility could have a significant impact on the

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value of a position, and depending on the direction of the change, could either increase or decrease a position's value.

The Fund makes cross-asset correlation investments using correlation and covariance swaps. The Adviser deems these positions to be illiquid and classifies these positions as Level 3 in the fair value hierarchy. The Adviser uses a third party calculation agent to value these positions. The local volatility model is used to calculate the fair correlation level for correlation swaps. Quotes from a pricing service are used to estimate the implied correlation levels as an input to these models. A significant change in implied volatility could have a significant impact on the value of a position, and depending on the direction of the change, could either increase or decrease a position's value.

151.   EisnerAmper submitted a "Report of Independent Public Accounting Firm" with the Annual Report (the "Audit Report"), which was also incorporated by reference in the December 2019 Securities Act Filing. In that Audit Report, EisnerAmper represented that it had audited the Mutual Fund's financial statements and that those financial statements – which included the NAV figures reported in Paragraphs 140 and 141 – fairly presented in all material respects, the Mutual Fund's financial results in accordance with U.S. GAAP. That is, EisnerAmper told investors that it had reviewed the Mutual Fund's NAV calculations and that they were accurately presented.

152.   Plaintiff purchased Mutual Fund shares issued pursuant to the December 2019 Securities Act Filing.

153.   The representations described above in the December 2019 Securities Act Filing were material to Plaintiff.

154.   Plaintiff relied on the Mutual Fund's reported NAV in deciding to purchase the Mutual Fund shares.

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155.   Moreover, because Plaintiff, like other outside investors, did not have insight into the actual valuation of the swap positions, it had to rely on the integrity of the Mutual Fund's valuation procedures.

156.   Because Infinity Q's trading strategy was complex and opaque, it was essential to Plaintiff that the Mutual Fund's holdings were being accurately valued and that the valuation was not subject to manipulation by Infinity Q.

157.   Unfortunately for Plaintiff and other investors, for the reasons explained below, the statements in the December 2019 Securities Act Filing (and the documents incorporated by reference therein) were materially false and misleading.

158.   Had Plaintiff known the truth (as described below), Plaintiff would not have purchased the Mutual Fund shares or, if it had done so, would not have paid the prices it did.

H.   Defendants' Representations to Plaintiff Were False and Misleading When Made

159.   Unbeknownst to Plaintiff, Defendants' material representations concerning the Mutual Fund's reported NAV, the fair value of the Mutual Fund's positions, and Infinity Q's use of an independent third-party pricing service were either false or omitted truthful information that rendered their representations materially misleading.

160.   From at least 2018 through February 2021, Infinity Q manipulated the valuations of the Mutual Fund's derivative positions. Defendant Velissaris mismodeled numerous positions held by the Mutual Fund, artificially inflating their values. This mismodeling often boosted the value of a single position by millions of dollars and artificially inflated the Mutual Fund's NAV. Moreover, far from using an independent pricing service not subject to manipulation, Velissaris regularly interfered with the third-party pricing model – BVAL – in order to manipulate the valuations.

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161.   Infinity Q repeatedly modeled derivative positions in BVAL in ways that did not match the true parameters of the positions as set forth in the term sheets, and which were designed to produced inflated valuations.

162.   There were numerous ways in which Velissaris manipulated BVAL. *First*, he regularly entered the wrong inputs into BVAL when modeling a position. Velissaris altered crucial terms of the swaps, including start dates, end dates, notional amounts, strike prices, and corridors.

163.   For example, for some corridor swaps, Velissaris entered a number for the lower or upper bound of a corridor that was different from the terms of the deal. He would thus either widen or narrow the corridor in a way that artificially inflated the valuation of the swap. Velissaris sometimes changed the lower or upper bounds of a corridor many times over the life of a swap, even though the terms were meant to be static.

164.   On other occasions, Velissaris would input the wrong start date into BVAL. By improperly changing the start date of the swap, Velissaris caused BVAL to generate an artificially inflated value.

165.   *Second*, Velissaris altered the underlying code used to calculate the valuation for certain swaps. For corridor swaps, the underlying code contained a script that directed volatility to be accounted for only if it fell below the upper bound <u>and</u> above the lower bound of the corridor. Velissaris changed the "and" in the code script to an "or" so that volatility would be accounted for if it fell below the upper bound <u>or</u> above the lower band. Of course, any number would always meet that manipulated criteria. Thus, Velissaris's change to the code effectively eliminated the corridor and produced an inflated valuation.

166.   At other times, Velissaris altered the code to change the number of business days in a year to over 252 days (which was the number of days set forth in the term sheet). Sometimes,

Velissaris would expand the number of business days in a year to over 365 – which was of course an impossibility. Increasing the number of days artificially inflated the value of the swap by changing the annualization factor.

167. *Third*, Velissaris selected improper templates in BVAL. BVAL had two types of templates: standard templates and custom templates. Only the custom templates allowed the user to alter the underlying code. When using the standard template, the code was locked and could not be altered. Thus, rather than select proper standard templates for valuing certain positions, in some instances Velissaris created his own custom template so that he could manipulate the code and artificially inflate the value of the Mutual Fund's holdings.

168. In other instances, Velissaris used a standard template that was insufficient to accurately model a position. Specifically, Velissaris would sometimes use BVAL's standard template for valuing a corridor swap; yet the standard template did not contain inputs for the corridor parameters. Thus, in these instances, BVAL would generate an inflated value for the corridor swaps that did not take account of the corridors.

169. *Fourth*, Velissaris selected an implied volatility assumption for variance swaps that artificially inflated the value of the swaps. BVAL allowed a user to select a "volatility surface" for any particular position to model the implied volatility. Velissaris selected a volatility surface to maximize the value of the Mutual Fund's positions rather than the one that best fit the terms of the swap position.

170. Velissaris's manipulations of BVAL's valuation code was frequent and resulted in the swaps being massively overvalued.

171.   Although Velissaris's manipulation of the valuation of the Mutual Fund's holdings lasted several years, that manipulation intensified with the onset of the global COVID-19 pandemic and the ensuing market turmoil in March 2020.

172.   At that time, Infinity Q had to cover tens of millions of dollars in margin calls. Velissaris increased his manipulation of the valuations to make it appear like the Mutual Fund was performing well under difficult market conditions. This, in turn, attracted new investment in the Mutual Fund, which provided Infinity Q with the additional capital it needed to continue operations.

173.   In connection with its investigation of Infinity Q, the SEC retained a third-party valuation firm to recalculate the Mutual Fund's historical month-end NAV. The following table created by the SEC reflects the Mutual Fund's recalculated NAV against its reported NAV on a quarterly basis starting from 2017 and ending with the Mutual Fund's liquidation:

Month End	IQ Reported Mutual Fund NAV	Recalculated Mutual Fund NAV	Difference	Percent Overvalued
3/31/2017	$156,433,465	$150,456,249	($5,977,216)	3.97%
6/30/2017	$159,886,216	$150,827,761	($9,058,455)	6.01%
9/30/2017	$165,306,959	$159,449,652	($5,857,307)	3.67%
12/31/2017	$173,098,348	$170,908,162	($2,190,187)	1.28%
3/31/2018	$210,240,557	$206,520,975	($3,719,582)	1.80%
6/30/2018	$234,320,148	$225,651,709	($8,668,439)	3.84%
9/30/2018	$310,450,929	$304,083,779	($6,367,150)	2.09%
12/31/2018	$428,724,464	$400,457,990	($28,266,474)	7.06%
3/31/2019	$549,812,778	$517,609,174	($32,203,604)	6.22%
6/30/2019	$626,243,979	$575,038,219	($51,205,759)	8.90%
9/30/2019	$702,332,704	$636,806,877	($65,525,827)	10.29%
12/31/2019	$770,265,076	$678,227,874	($92,037,201)	13.57%
3/31/2020	$1,051,949,041	$634,596,397	($417,352,644)	65.77%
6/30/2020	$1,367,755,693	$883,049,535	($484,706,158)	54.89%
9/30/2020	$1,634,510,959	$1,149,333,710	($485,177,249)	42.21%
12/31/2020	$1,807,630,993	$1,399,060,792	($408,570,201)	29.20%
2/18/2021	$1,727,194,949	$1,330,371,820	($396,823,128)	29.83%

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174.   The above table demonstrates that throughout 2020 the Mutual Fund's NAV was significantly inflated as a result of Velissaris's manipulation of the valuations. The inflation was as high as 66% and no lower than 29% in 2020.

175.   The manipulation of the valuation of the Mutual Fund's assets rendered the statements set forth in Paragraphs 140 through 151 materially false and/or misleading because:

a.   the Mutual Fund's NAV was actually less than reported;

b.   the Mutual Fund's investment returns were actually less than reported;

c.   the Mutual Fund's shares were not being sold at actual NAV-per-share because the NAV was inflated by the manipulated valuations;

d.   the NAV was not calculated by subtracting the value of the Mutual Fund's assets from its liabilities because the value of the assets were inflated by the manipulated valuations;

e.   the Mutual Funds assets were not valued at fair value as determined in good faith by Infinity Q pursuant to approved procedures because the assets were valued using manipulated, inflated valuations;

f.   Although the Mutual Fund used a pricing service to price the variance swap trades using quotes from brokers to estimate implied volatility levels, the code and inputs for the pricing service model were manipulated to create inflated valuations; and

g.   the Mutual Fund's financial statements did not fairly present in all material respects the Mutual Fund's financial results in accordance with U.S. GAAP because of the inflated asset valuations.

I.   **Defendants Fail to Perform Their Gatekeeper Function and Ignore Obvious Red Flags**

176.   Infinity Q's massive overvaluations of the Mutual Fund's swap positions raised a number of red flags that were visible to U.S. Bancorp, the Trustees, the officers of TAP, EisnerAmper, and Quasar, but not to the Mutual Fund's outside investors.

177.   One of the most glaring red flags was the counterparty valuations for the Mutual Fund's swap positions.

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178.   As noted above, the swaps were bilateral agreements between the Mutual Fund and large financial institutions. Like Infinity Q, the Mutual Fund's counterparties regularly valued the positions, and most of them did so using the same model as Infinity Q.

179.   There were significant disparities between the counterparties' valuations and Infinity Q's inflated valuations, which implied that something was not right with one side's valuations.

180.   The signs pointed to Infinity Q's valuations being off, not the counterparties. That is because when the trade finally settled on the end date of the swap, the parties had to agree on the final valuation. On numerous occasions, Infinity Q suddenly reduced its valuation when the swap settled.

181.   The fact that Infinity Q consistently produced valuations that were much more favorable to the Mutual Fund than the counterparties' valuations, that both parties were using the same valuation techniques, and that Infinity Q reduced its final valuation at settlement, indicated that Infinity Q's valuations were inaccurate.

182.   U.S. Bancorp personnel, the Trustees, and EisnerAmper all had access to the counterparties' valuations, yet they simply ignored that Infinity Q's valuations were significantly higher than the counterparties' valuations.

183.   The Trustees had a Valuation Committee that reviewed Infinity Q's valuation of the variance swaps. They supposedly gathered and reviewed "Fair Valuation Forms" completed by Infinity Q to support its valuation determinations, which were subsequently supposed to be reviewed and ratified by the Trustees.

184.   EisnerAmper audited the Mutual Fund. During its audits, EisnerAmper conducted tasks to validate Infinity Q's valuation of the Mutual Fund's holdings. Specifically, EisnerAmper

communicated with the custodian, prime broker, and the counterparties of the Mutual Fund about those holdings. The Trustees had an Audit Committee that reviewed the results of EisnerAmper's audit.

185.   The differences between Infinity Q's valuations and the counterparties' valuations were discussed during audits of the Mutual Fund. Despite the broad disparities between the valuations – and the red flag that raised – the auditors simply disregarded the counterparty valuations.

186.   The disparities between Infinity Q's valuations and the counterparties' valuations were not merely hypothetical differences. When Infinity Q's positions began to lose value, they were subject to margin calls from the counterparties. That is, the Mutual Fund was required to post collateral due to the counterparties' valuation of the position. Infinity Q's valuation would indicate that it was not required to pay these margin calls. If those valuations had not been fabricated, there would be no reason to pay the margin calls. But Infinity Q posted the collateral for the margin calls without contesting the counterparties' significantly lower valuations.

187.   The counterparty valuations were not the only red flags. Another significant warning sign was the differences between the valuations of identical positions held by both the Mutual Fund and the Hedge Fund.

188.   Generally, Infinity Q would negotiate a single variance swap trade and allocate a portion to the Mutual Fund and a portion to the Hedge Fund.

189.   However, because of Velissaris's manipulation, the Mutual Fund and Hedge Fund would have different marks for identical positions.

190.   U.S. Bancorp was the administrator of both the Mutual Fund and the Hedge Fund.

191.   EisnerAmper was the auditor of both the Mutual Fund and the Hedge Fund.

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192.   Thus, U.S. Bancorp and EisnerAmper were privy to these disparate valuations of the exact same positions, but once again turned a blind eye.

193.   Furthermore, some of Infinity Q's valuations were mathematically impossible.

194.   Specifically, Infinity Q reported valuations for short positions on variance swaps where it would report a higher value than was mathematically possible. That is, Infinity Q valued variance swaps at a price that would require volatility to be below zero for the remainder of its term. However, because volatility can never be negative, these valuations were impossible.

195.   The only possible explanation for these impossible valuations – where implied volatility was negative – is that the inputs had been altered. And that was in fact the case. For these short positions, Velissaris adjusted the inputs – such as the notional amount or the strike price – from what was listed in the term sheet. Only then was he able to create a valuation that suited Infinity Q.

196.   In doing so, Velissaris provided a valuation that could only be reached if implied volatility were negative. This was another major red flag that should have been obvious to those auditing the valuations.

197.   As part of its audit, EisnerAmper evaluated significant estimates made by Infinity Q by conducting a "re-performance" test that attempted to replicate Infinity Q's valuation of the Mutual Fund's assets.

198.   Ryan Tyas ("Tyas"), a Senior Audit Manager at EisnerAmper, worked on EisnerAmper's audits of the Mutual Fund. When interviewed by government investigators on September 10, 2021, and February 4, 2022, Tyas disclosed that EisnerAmper's re-pricing desk did not have access to the corridor values for the Mutual Fund's corridor swaps. Thus, EisnerAmper

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attempted to replicate the valuation of corridor swaps without vital information necessary to test the accuracy of Infinity Q's valuation.

199.   To make matters worse, Tyas was informed by his own audit team that Velissaris was using standard templates for vanilla variance swaps to value corridor swaps. It was impossible to value corridor swaps on the standard BVAL template because there was nowhere to input the corridor boundaries. Thus, there was no way that the standard BVAL template could accurately value corridor swaps; instead, a custom template was needed. Tyas, however, disregarded this warning from his audit team and proceeded with auditing these positions (and certifying their accuracy).

200.   In addition to the Mutual Fund officers and auditor, Infinity Q's officers knew that Velissaris was not accurately valuing positions.

201.   Defendant Potter told government authorities in October 2021 that Velissaris "did not understand compliance." Yet, Potter also understood Velissaris was inputting the valuation parameters into BVAL.

202.   Defendant Lindell, who was Infinity Q's Chief Risk Officer, noticed that there were inputs in BVAL that were inconsistent with the term sheets. He also reviewed the counterparty marks that were different from Infinity Q's marks. He further recognized a trend whereby Infinity Q's final valuations of variance swaps upon settlement dropped drastically from Velissaris's interim valuations.

203.   However, like Potter and the other Defendants, Lindell turned a blind eye to Velissaris's manipulated valuations. Indeed, as the SEC recently noted in charging Lindell with violations of the federal securities laws, "Lindell failed to appropriately discharge his responsibilities in the face of multiple red flags regarding Infinity Q's valuations."

J. **Plaintiff Suffers Significant Losses When Trading in the Mutual Fund Is Suspended and the Mutual Fund Is Forced into Liquidation**

204.   On December 30, 2020, the Mutual Fund unexpectedly announced that it was

shutting its doors to new capital:

> Effective as of the close of business on December 31, 2020, the Infinity Q Diversified Alpha Fund (the "Infinity Q Fund") is closed to all new investment, including through dividend reinvestment, and the Infinity Q Fund's transfer agent will not accept orders for purchases of shares of the Infinity Q Fund from either current Infinity Q Fund shareholders or new investors. Current shareholders, however, may continue to redeem Infinity Q Fund shares. If all shares of the Infinity Q Fund held in an existing account are redeemed, the shareholder's account will be closed.
>
> Shareholders will be notified when the Infinity Q Fund is re-opened for all investment.

205.   This was an extremely unusual move for a Mutual Fund.

206.   A few weeks later, the Mutual Fund provided an explanation for this strange

announcement.

207.   On February 22, 2021, the Mutual Fund and Infinity Q sought and obtained an order

from the SEC permitting the Mutual Fund to suspend redemptions and postpone the date of

redemption payments beyond seven days.

208.   Shockingly, the Mutual Fund informed the SEC that it could not value some of its

assets and provide an accurate NAV pursuant to which its securities could be traded because the

SEC had informed it that Velissaris had been improperly manipulating the valuation of the Mutual

Fund's swaps. Specifically, the Mutual Fund told the SEC:

> On February 18, 2021, based on information learned by the [SEC] staff and shared with Infinity Q, Infinity Q informed the [Mutual] Fund that Infinity Q's Chief Investment Officer had been adjusting certain parameters within the third-party pricing model that affected the valuation of the Swaps. On February 19, 2021, Infinity Q informed the [Mutual] Fund that at such time it was unable to conclude that these adjustments were reasonable, and, further, that

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it was unable to verify that the values it had previously determined for the Swaps were reflective of fair value. Infinity Q also informed the [Mutual] Fund that it would not be able to calculate a fair value for any of the Swaps in sufficient time to calculate an accurate NAV for at least several days. Infinity Q and the [Mutual] Fund immediately began the effort to value these Swap positions accurately to enable the Fund to calculate an NAV, which effort includes the retention of an independent valuation expert. However, Infinity Q and the [Mutual] Fund currently believe that establishing and verifying those alternative methods may take several days or weeks. Infinity Q and the [Mutual] Fund are also determining whether the fair values calculated for positions other than the Swaps are reliable, and the extent of the impact on historical valuations. As a result, the [Mutual] Fund was unable to calculate an NAV on February 19, 2021, and it is uncertain when the Fund will be able to calculate an NAV that would enable it to satisfy requests for redemptions of Fund shares.

209. The Mutual Fund requested that the SEC grant it permission to liquidate its holdings and cease operations.

210. On February 18, 2021, the last date on which Velissaris's valuations were used to calculate the Mutual Fund's NAV, the Mutual Fund's NAV was reported as $1,727,194,949.

211. On March 11, 2021, the Mutual Fund provided an update to investors. It advised investors that it had retained an advisor to assist in the liquidation of the Mutual Fund's assets. Significantly, the Mutual Fund announced that "the proceeds from liquidating the swaps and other portfolio positions liquidated to date will be less than the aggregate value ascribed to those instruments by Infinity Q and the Fund on February 18, 2021."

212. On March 26, 2021, the Mutual Fund informed investors that its entire portfolio had been liquidated as of March 19, 2021. The liquidation generated $1,249,485,022 in proceeds, representing almost *half a billion dollars less* than the Mutual Fund's valuation prior to the suspension of redemptions, evidencing significant losses for Plaintiff and other investors in the Mutual Fund.

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213. Rather than immediately distribute the liquidated proceeds to investors, U.S. Bank set up procedures to minimize its liability and reduce its legal exposure. In December 2021, the Trustees of the Mutual Trust established a "Special Litigation Committee" to investigate potential claims on behalf of the Mutual Fund. However, to date, no claims have been pursued by the Special Litigation Committee.

214. To deter investors from taking any action against the Trust or its agents, U.S. Bank siloed $750 million of the Mutual Fund's assets as a "Special Reserve" against future and potential liabilities.

215. Although the Mutual Fund made an interim distribution in December 2021 of around $500 million, and a second interim distribution of $170 million in mid-2022, it continues to hold a Special Reserve rather than distribute that money to investors.

216. Consequently, investors – including Plaintiff – have received only a fraction of the value of the capital they invested in the Mutual Fund prior to its liquidation.

K.   Government Investigations

1.   The SEC Investigations and Enforcement Actions

217. The SEC began investigating Infinity Q's valuation practices in 2020. In May 2020, the SEC sent Infinity Q an initial information request. In June 2020, the SEC sent Infinity Q a follow-up information request. Until February 2022, the SEC's investigation was confidential and unbeknownst to Plaintiff.

218. In or about October 2020, an SEC employee with a background in derivatives started working on an investigation relating to Infinity Q. Initially, the SEC reviewed information relating to the Mutual Fund's positions and entered the terms of selected positions into a pricing template accessible on Bloomberg. After identifying some discrepancies between the values

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reported by Infinity Q and the values generated by the template, the SEC decided to interview Velissaris.

219.   On November 5, 2020, the SEC met with Velissaris. During that interview, Velissaris described Infinity Q's valuation practices generally, including Infinity Q's use of BVAL to price swaps. Velissaris did not tell the SEC about his manipulation of the valuations.

220.   On November 17, 2020, the SEC again interviewed Velissaris. During that meeting, Velissaris made a presentation to the SEC about his valuations. Although he provided screenshots of the valuations, these screenshots did not include the underlying code that Velissaris had altered.

221.   Following that meeting, the SEC determined that Velissaris's valuation of a particular corridor swap could only be reached by disregarding the corridors.

222.   The SEC thus decided to intensify its investigation. In January 2021, the SEC obtained "read only" access to Infinity Q's portfolio within BVAL. The SEC discovered that someone had altered the code in BVAL for a corridor swap so as to effectively remove the corridor. Doing so increased the valuation of a single position almost four-fold.

223.   The SEC realized that the manipulation of the BVAL code was not limited to a single position. The SEC observed manipulation of code on 24 corridor variance swap positions that were on the Mutual Fund's books as of February 10, 2021. These changes included (1) the use of an "and" statement instead of an "or" statement in the corridor section of the script; (2) the hardcoding of a lower corridor bound of only $1, which widened the corridor; (3) the subtraction of a constant from the lower corridor bound, which widened the corridor; and (4) the addition of a constant to the upper corridor bound, which widened the corridor.

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224.   The SEC reversed these script manipulations to determine the actual value of the Mutual Fund's positions. The resulting valuation of the 24 positions reduced the value by $86 million.

225.   In addition to observing these code alterations, the SEC also found that Infinity Q was using more than 252 trading days to calculate the annualization factor for the valuations, sometimes using more than 365 days (which was impossible). When the SEC properly set the annualization factor to 252 days, it reduced the valuation of the 24 positions by approximately $120 million.

226.   The SEC also performed mathematical calculations based on the terms of certain short positions to calculate the maximum payout, based on the volatility accrued to date. In some cases, these mathematical calculations showed that the value reported by Infinity Q could only be true if implied volatility were negative, which is impossible.

227.   On February 17, 2022, the SEC filed a Complaint against Velissaris in the United States District Court for the Southern District of New York. The SEC alleged that Velissaris violated numerous provisions of the federal securities laws. The SEC's Complaint seeks civil monetary penalties, disgorgement, and an officer and director bar against Velissaris. The action is currently stayed.

228.   On September 30, 2022, the SEC also filed a Complaint against Lindell. The SEC alleges that Lindell ignored various red flags about Velissaris's use of BVAL. Lindell agreed to settle the charges brought by the SEC.

2.   The DOJ's Indictment and Prosecution of Velissaris

229.   On or about February 16, 2022, a New York federal grand jury returned an indictment against Velissaris charging him with securities fraud and other crimes.

230.   On February 17, 2022, Velissaris was arrested in Atlanta, Georgia. He was released on $3 million bail.

231.   Over the course of the ensuing months prior, substantial discovery was produced by the government to Velissaris.

232.   On April 18, 2022, the government provided Velissaris with a list of (a) approximately 370 swap positions that were manipulated in BVAL as of February 2021, (b) approximately 300 instances where identical swap positions were assigned different values in the Mutual Fund and the Hedge Fund, (c) approximately 50 swap positions that were reported with impossible valuations, and (d) four positions where Infinity Q had submitted or prepared altered terms sheets for the auditor.

233.   On May 27, 2022, the government provided Velissaris with approximately 40 swap positions that were manipulated in BVAL between 2018 and 2021.

234.   On July 8, 2022, the government provided Velissaris with one additional swap position that had been assigned an impossible valuation.

235.   On August 16, 2022, the government provided Velissaris with approximately 20 swap positions that were manipulated in BVAL between 2018 and 2021.

236.   The government hired an expert from NERA Economic Consulting ("NERA") to examine Infinity Q's valuations and determine whether Velissaris had manipulated the BVAL models.

237.   The government instructed NERA to compare the term sheets for selected positions with the terms that Velissaris had actually entered into BVAL, and to thereby identify the number of the selected positions that had been manipulated in BVAL. NERA concluded that 78% of

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BVAL valuations of the selected positions were based on the entry of altered deal terms within BVAL.

238. Furthermore, NERA found a number of instances of identical positions held by both the Hedge Fund and the Mutual Fund where Infinity Q reported differing values due to mismodeling.

239. The government asked NERA to model the selected positions in BVAL using the true terms from the deals' underlying term sheets. The Government tasked NERA with performing this work – and specifically utilizing BVAL for revaluation – in order to generate values that approximate the "but-for" values that BVAL would have generated had the defendant modeled the selected positions correctly in BVAL. NERA selected the templates for each of the selected positions, correctly inputted the deal terms into the template, and generated values for each of the selected positions. NERA observed that Velissaris's alterations caused the selected positions' valuations to be inflated by hundreds of millions of dollars. NERA confirmed that Velissaris's alterations of inputs from the term sheets accounted for the overwhelming majority of the difference between Infinity Q's reported values and NERA's valuations.

240. The government also requested that NERA identify positions whose BVAL valuations as reported by Infinity Q were mathematically impossible. NERA identified seven such positions in its sample. In each of these positions, Velissaris was able to generate these "impossible" valuations, because he had manipulated the terms of the deal when inputting them into BVAL.

241. Velissaris's criminal trial was scheduled for November 28, 2022.

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242.   On November 22, 2022, Velissaris agreed to plead guilty to one count of securities

fraud. Velissaris faces up to twenty years in prison, and has agreed to forfeit over $20 million in

ill-gotten gains.

L.   Plaintiff Opts Out of the Class Settlement and Excludes Itself from the Class

243.   Several putative class actions were filed against Defendants in both state and

federal court.

244.   In 2022, a proposed global resolution of these class actions was announced.

245.   On December 16, 2022. Plaintiff submitted a notice of exclusion from the class

settlement via the procedures contained in the applicable notice announcing a proposed resolution

of the class actions.

V.   SECURITIES ACT CAUSES OF ACTION

246.   Plaintiff asserts strict liability and negligence claims based on the Securities Act.

247.   Plaintiff's Securities Act causes of action are not based on any allegations of

knowing or reckless misconduct on behalf Defendants.

248.   Plaintiff's Securities Act causes of action do not allege, and do not sound in, fraud.

FIRST CAUSE OF ACTION

Violations of Section 11 of the Securities Act
(Against TAP, Infinity Q, U.S. Bancorp, EisnerAmper, Quasar,
and the Individual Defendants)

249.   Plaintiff repeats and realleges the allegations contained above as if set forth fully

herein.

250.   This Cause of Action is asserted against Defendants TAP, Infinity Q, U.S. Bancorp,

EisnerAmper, Quasar, Velissaris, Potter, Lindell, Chrystal, DiUlio, Kashmerick, Resis, Simon, and

Jensen pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k.

251.   The December 2019 Securities Act Filing and the documents incorporated therein by reference contained false statements of material fact and/or omitted material facts that were required to be disclosed or necessary to make the statements therein not misleading, as detailed herein.

252.   TAP was the registrant of the securities issued pursuant to the December 2019 Securities Act Filing. As the issuer, TAP is strictly liable under the Securities Act.

253.   Defendants Velissaris, Potter, Chrystal, DiUlio, Kashmerick, Resis, and Simon signed the December 2019 Securities Act Filing. Additionally, Defendants Chrystal, DiUlio, Kashmerick, and Resis were Trustees of TAP.

254.   Defendant Quasar served as the underwriter for the shares offered pursuant to the December 2019 Securities Act Filing.

255.   Defendants Infinity Q, U.S. Bancorp, EisnerAmper, Lindell and Jensen each consented to having been named as the persons who prepared or certified parts of the December 2019 Securities Act Filing, which such portions are alleged herein to be materially false and misleading.

256.   None of the defendants named herein made a reasonable investigation or possessed reasonable grounds for the belief that the statements contained in the December 2019 Securities Act Filing were true and without omissions of any material facts and were not misleading.

257.   Plaintiff purchased shares of the Mutual Fund registered under and directly traceable to the December 2019 Securities Act Filing.

258.   Plaintiff did not know, nor in the exercise of reasonable diligence could it have known, of the untrue statements of material fact or omissions of material facts in the December 2019 Securities Act Filing when it purchased shares of the Mutual Fund.

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259. The value of the Mutual Fund shares declined substantially upon the Mutual Fund's liquidation, and Plaintiff has sustained damages.

260. This claim does not sound in fraud. For purposes of asserting this claim under the Securities Act, Plaintiff does not allege that Defendants acted with scienter or fraudulent intent.

261. By reason of the foregoing, Defendants are liable for violations of Section 11 of the Securities Act.

262. Subject to class action tolling, Plaintiff has brought this claim within one year of discovery of the violations alleged herein, and within three years of the Mutual Fund shares being bona fide offered to the public. Consequently, this action is timely.

SECOND CAUSE OF ACTION

Violation of Section 12(a)(2) of the Securities Act
(Against TAP, U.S. Bancorp, Infinity Q, and Quasar)

263. Plaintiff repeats and realleges the allegations contained above as if set forth fully herein.

264. This cause of action is brought pursuant to Section 12(a)(2) of the Securities Act, 15 U.S.C. § 77l(a)(2), for damages in connection with the December 2019 Securities Act Filing.

265. This cause of action is a strict liability claim and does not sound in fraud. Plaintiff is not required to allege that Defendants TAP, U.S. Bancorp, Infinity Q and Quasar acted with scienter or fraudulent intent, which are not elements of a Section 12(a)(2) claim.

266. Defendants TAP, U.S. Bancorp, Infinity Q and Quasar offered to sell, solicited the sale of and/or sold the Mutual Fund's shares to Plaintiff by means of the December 2019 Securities Act Filing that included untrue statements of material fact and omitted to state other material facts necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, as detailed herein.

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267. Plaintiff purchased shares of the Mutual Fund registered under and directly traceable to the December 2019 Securities Act Filing directly from Defendants TAP, U.S. Bancorp, Infinity Q and Quasar.

268. Defendants TAP, U.S. Bancorp, Infinity Q and Quasar did not make a reasonable investigation or possess reasonable grounds for the belief that the statements contained in the December 2019 Securities Act Filing detailed herein were true and did not omit to state material facts necessary to be stated in order to make the statements made therein not false or misleading. Defendants TAP, U.S. Bancorp, Infinity Q and Quasar should have known in the exercise of reasonable care of the misstatements and omissions as set forth above.

269. At the time it acquired its shares of Mutual Fund, Plaintiff did not know, nor in the exercise of reasonable diligence could it have known, of the untruths and omissions alleged in this cause of action.

270. By reason of the conduct alleged herein, Defendants TAP, U.S. Bancorp, Infinity Q and Quasar violated Section 12(a)(2) of the Securities Act.

271. As a result of the violations of Section 12(a)(2) complained of herein, Plaintiff has sustained damages in connection with its purchases of the Mutual Fund shares. The value of the Mutual Fund shares declined substantially upon the Mutual Fund's liquidation. Plaintiff has the right to rescind and recover the consideration paid for its shares, with interest thereon, upon tendering the shares.

272. Subject to class action tolling, Plaintiff has brought this claim within one year after the discovery of the false and misleading statements and omissions herein or after such discovery could have been made in the exercise of reasonable diligence, and within three years of the December 2019 Securities Act Filing. Consequently, this action is timely.

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THIRD CAUSE OF ACTION
Violation of Section 15 of the Securities Act
(Against Defendants Infinity Q, U.S. Bancorp, Bonderman LP, IQME, and the Individual Defendants)

273.   Plaintiff repeats and realleges the allegations contained in above as if set forth fully herein.

274.   This cause of action is brought pursuant to Section 15 of the Securities Act against Defendants Infinity Q, U.S. Bancorp, Bonderman LP, IQME, Velissaris, Potter, Lindell, Chrystal, DiUlio, Kashmerick, Resis, Simon, and Jensen.

275.   This claim does not sound in fraud. Plaintiff does not allege that Defendants acted with scienter or fraudulent intent.

276.   Defendant Infinity Q managed the investment strategy of the Mutual Fund and TAP, and was a control person of the Mutual Fund and TAP. Each of Defendants Bonderman LP, IQME, Velissaris, Potter, and Lindell were control persons of Infinity Q, the Mutual Fund, and/or TAP by virtue of their management positions with and/or ownership of Infinity Q.

277.   Defendant U.S. Bancorp managed the operations, governance, servicing, and administration of the Mutual Fund and TAP, and was a control person of the Mutual Fund and TAP. Defendant U.S. Bancorp also was a control person of Quasar. Each of Defendants Chrystal, DiUlio, Kashmerick, Resis, Simon, and Jensen were control persons of U.S. Bancorp, Quasar, the Mutual Fund, and/or TAP by virtue of their management positions with U.S. Bancorp and/or TAP.

278.   Each of Defendants Infinity Q, U.S. Bancorp, Bonderman LP, IQME, Velissaris, Potter, Lindell, Chrystal, DiUlio, Kashmerick, Resis, Simon, and Jensen were participants in the violations of Section 11 and Section 12(a)(2) as alleged above, based on their each having signed or authorized the signing of the December 2019 Securities Act Filing and/or having otherwise actively participated in the sales process, including the preparation of the selling documents that allowed the offer and sale of the Mutual Fund shares to be successfully completed.

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279.   By reason of such conduct, Defendants Infinity Q, U.S. Bancorp, Bonderman LP, IQME, Velissaris, Potter, Lindell, Chrystal, DiUlio, Kashmerick, Resis, Simon, and Jensen are liable to Plaintiff pursuant to Section 15 of the Securities Act for the damages sustained by Plaintiff as a result of the violations of Sections 11 and 12(a)(2) of the Securities Act.

280.   Subject to class action tolling, Plaintiff has brought this claim within one year after the discovery of the false and misleading statements and omissions herein or after such discovery could have been made in the exercise of reasonable diligence, and within three years of the December 2019 Securities Act Filing. Consequently, this action is timely.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment against Defendants as follows:

(a) An award of money damages in an amount to be proved at trial;

(b) On the Second Cause of Action, an award of rescissory damages;

(c) An award of pre-judgment and post-judgment interest at the maximum rate;

(d) An award of the costs and expenses incurred in connection with this action, including reasonable attorneys' fees; and

(e) Any such other and further relief as the Court may deem just and proper.

Dated: New York, New York
       December 19, 2022

ROLNICK KRAMER SADIGHI LLP

/s/ Lawrence M. Rolnick
Lawrence M. Rolnick
Marc B. Kramer
Michael J. Hampson
1251 Avenue of the Americas
New York, NY 10020
Tel. 212.597.2800

Counsel for Plaintiff

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SUPREME COURT OF THE STATE OF NEW
YORKCOUNTY OF NEW YORK

--x

FLINT HILLS DIVERSIFIED STRATEGIES L.P., TUA :
KEVIN M. ANDERSON 2017 UPN IRREVOCABLE :
TRUST, TUA MARGARET J. ANDERSON FAMILY :
2017 IRREVOCABLE TRUST, THE G. KENNETH AND :
ANN BAUM PHILANTHROPIC IRREVOCABLE :
TRUST FUND, DEBRA J. DROSKIN, SUZANNE S. :
BIRKESTRAND REVOCABLE TRUST, CHRISTOPHER :
BLUNT, JENNIFER BLUNT, CAROL M. BROWN :
TRUST, BAPTIST-TRINITY LUTHERAN LEGACY :
FOUNDATION, C&N INVESTMENTS, LLC, DAVID W. :   Index No. _____
CALDWELL, D. KAYE SUMMERS, COMMUNITY :
FOUNDATION OF ACADIANA, J. THOMAS :
JOHNSON, PATRICIA A. CHASNOFF, PATRICIA A. :   **COMPLAINT**
CHASNOFF TRUST, FRANK J. CUCCHIARA, :
DOUGLAS R. DALGLEISH, THOMAS L. DAVIDSON :
TRUST U/A DTD. 02/02/1998, DOUGLAS COUNTY :
COMMUNITY FOUNDATION, EARL H. DEVANNY, :
III, EARL H. DEVANNY, III REVOCABLE TRUST, :
ELIZABETH H. DEVANNY MARITAL TRUST, JULIA :
M. DOHR, MICHAEL J. DOHR, MARK J. DOLL, JULIA :
C. DOLL, HEIDI L. ELLIOTT REVOCABLE TRUST, :
LEATRICE A. ENDLICH, LEATRICE A. ENDLICH :
TRUST, JIMBY INVESTMENTS, LLC, PFF, INC., :
ROBERT H. FREILICH, SANDRA H. FRIED :
REVOCABLE TRUST, DAVID D. GATCHELL, DAVID :
D. GATCHELL REVOCABLE TRUST U/A DTD :
12/11/2020, KATHARINE K. GERSON, CAROL J. :
GILBERT, FREDERICK H. GOERTZEN, KATHRYN C. :
GREENBAUM IRREVOCABLE TRUST, ROBERT :
WOLFF GST EXEMPTION TRUST FOR LAURA :
GREENBAUM, GROVES FAMILY WEALTH TRUST, :
AMY GUERRA, JULIAN GUERRA II, NICHOLAS :
GUERRA, SUSANNA GUERRA, KIMBERLY HAUSE, :
SHAWN HAUSE, BENJAMEN M. HUTTON :
REVOCABLE TRUST, ALLISON KISNER, LYNK, INC. :
PROFIT SHARING PLAN, DOUGLAS D. KLINK, :
NATHAN W. KLOCKE, EMILY E. KLOCKE, ANDREW :
S. KLOCKE, JESSICA K. KLOCKE, JULIE S. KROP, :
NANCY LEVIN, NANCY LEVIN REVOCABLE TRUST, :
MARY LOCKTON FAMILY FOUNDATION TRUST, :
MARY LOCKTON REVOCABLE TRUST, MML :
HOLDINGS, LLC, RJL INVESTMENTS LLC, RANEE :
JONES INVESTMENTS LLC SERIES A, LYTLE :

FAMILY JOINT REVOCABLE TRUST, MICHAEL :
LYTLE, MARY V. MCCLURE, MARY V. MCCLURE :
REVOCABLE TRUST DTD 11/15/2000, THE 2019 :
LAURA M. PERIN IRREVOCABLE TRUST, SUSAN M. :
LAJOE, THOMAS E. MENDELL, DENISE E. MEYER, :
JOHN M. MEYER, J. BRETT MILBOURN, J. BRETT :
MILBOURN LIVING TRUST, LAURA W. MILBOURN :
LIVING TRUST, HENRY C. MILLER, HENRY C. :
MILLER REVOCABLE TRUST, CHRISTOPHER A. :
MOELLER REVOCABLE TRUST, MORGENTHALER :
FAMILY TRUST, SUSAN J. MORGENTHALER, :
NATIONAL CABLE TELEVISION COOPERATIVE, :
DANA HALE NELSON FAMILY IRREVOCABLE :
TRUST, NORTHWEST FOUNDATION INC., JILL R. :
PHILLIPS REVOCABLE TRUST, JARROD W. :
PIERSON, GARY L. PILGRIM, JEREMY B. POPOWITZ, :
AMY FREILICH, JONATHAN E. POPOWITZ, CAROL :
A. PRITCHETT REVOCABLE TRUST DATED MARCH :
22, 2002, REBECCA A. PRYOR DYNASTY TRUST, :
SHERILYN PRYOR TARVER DYNASTY TRUST, :
SHIRLEY J. PRYOR TRUST, FRANCES A. PUHL, TUA :
RONALD C. RECKRODT 2017 IRREV TRUST, :
KIMBERLY B. REENE REVOCABLE TRUST, :
MICHAEL E. RIORDAN, ROCKHURST UNIVERSITY :
ENDOWMENT FUND, DAWN M. ROTTINGHAUS, :
DAWN M. ROTTINGHAUS REVOCABLE TRUST, :
MATTHEW E. RUBEL, MERYETAMUN LLC, JOHN D. :
STARR REVOCABLE TRUST, LAURA STARR, THE :
LAWRENCE D. STARR CHARITABLE FOUNDATION, :
SAINT PAUL SCHOOL OF THEOLOGY :
ENDOWMENT, CATHIE J. STROHL, SCOTT T. :
STROHL, SAINT STEPHEN'S OF KANSAS :
CHARITABLE TRUST, TIMOTHY JAX, SWOPE :
HEALTH FOUNDATION, SWOPE HEALTH SERVICES, :
JEFF TORLUEMKE, BRIAN MARK TUCCI :
IRREVOCABLE TRUST U/A 12/15/1997, JOSIE MARIE :
JERWICK IRREVOCABLE TRUST, LISA MARIE :
TUCCI IRREVOCABLE TRUST U/A 12/15/1997, :
ROBERT A. TUCCI, CYNTHIA L. TUCCI, TRACY ANN :
TUCCI IRREVOCABLE TRUST U/A 12/15/1997, LYNN :
UHLFELDER BERMAN, UMKC FOUNDATION, TOD S. :
VEDOCK, WARREN-WELLS L.P., KRISTIN D. :
WEBSTER REVOCABLE TRUST, TIMOTHY S. :
WEBSTER, CHLOE N. WHITE TRUST, GERALD M. :
WHITE, GERALD WHITE GST EXEMPT TRUST U/D/T :
OF SHIRLEY WHITE, JEWISH COMMUNITY :

FOUNDATION OF GREATER KANSAS CITY, JORDAN :
S. WHITE, LINDA WHITE REVOCABLE TRUST, and :
HEBREW ORTHODOX CONGREGATION DBA :
KEHILATH ISRAEL SYNAGOGUE, :
                                      :

          Plaintiffs, :

                :

          v. :

                :

INFINITY Q CAPITAL MANAGEMENT LLC, JAMES :
VELISSARIS, LEONARD POTTER, SCOTT LINDELL, :
BONDERMAN FAMILY LIMITED PARTNERSHIP, LP, :
INFINITY Q MANAGEMENT EQUITY LLC, TRUST :
FOR ADVISED PORTFOLIOS, U.S. BANCORP FUND :
SERVICES, LLC, EISNERAMPER LLP, QUASAR :
DISTRIBUTORS, LLC, JOHN C. CHRYSTAL, ALBERT :
J. DIULIO, S.J., CHRISTOPHER E. KASHMERICK, :
HARRY E. RESIS, RUSSELL B. SIMON, AND STEVEN :
J. JENSEN, :
                                        :

          Defendants. :

---x

Plaintiffs Flint Hills Diversified Strategies L.P., TUA Kevin M. Anderson 2017 UPN

Irrevocable Trust, TUA Margaret J. Anderson Family 2017 Irrevocable Trust, The G. Kenneth and

Ann Baum Philanthropic Irrevocable Trust Fund, Debra J. Droskin, Suzanne S. Birkestrand

Revocable Trust, Christopher Blunt, Jennifer Blunt, Carol M. Brown Trust, Baptist-Trinity

Lutheran Legacy Foundation, C&N Investments, LLC, David W. Caldwell, D. Kaye Summers,

Community Foundation of Acadiana, J. Thomas Johnson, Patricia A. Chasnoff, Patricia A.

Chasnoff Trust, Frank J. Cucchiara, Douglas R. Dalgleish, Thomas L. Davidson Trust U/A Dtd.

02/02/1998, Douglas County Community Foundation, Earl H. Devanny, III, Earl H. Devanny, III

Revocable Trust, Elizabeth H. Devanny Marital Trust, Julia M. Dohr, Michael J. Dohr, Mark J.

Doll, Julia C. Doll, Heidi L. Elliott Revocable Trust, Leatrice A. Endlich, Leatrice A. Endlich

Trust, Jimby Investments, LLC, PFF, Inc., Robert H. Freilich, Sandra H. Fried Revocable Trust,

David D. Gatchell, David D. Gatchell Revocable Trust U/A Dtd 12/11/2020, Katharine K. Gerson, Carol J. Gilbert, Frederick H. Goertzen, Kathryn C. Greenbaum Irrevocable Trust, Robert Wolff GST Exemption Trust for Laura Greenbaum, Groves Family Wealth Trust, Amy Guerra, Julian Guerra II, Nicholas Guerra, Susanna Guerra, Kimberly Hause, Shawn Hause, Benjamen M. Hutton Revocable Trust, Allison Kisner, Lynk, Inc. Profit Sharing Plan, Douglas D. Klink, Nathan W. Klocke, Emily E. Klocke, Andrew S. Klocke, Jessica K. Klocke, Julie S. Krop, Nancy Levin, Nancy Levin Revocable Trust, Mary Lockton Family Foundation Trust, Mary Lockton Revocable Trust, MML Holdings, LLC, RJL Investments LLC, Ranee Jones Investments LLC Series A, Lytle Family Joint Revocable Trust, Michael Lytle, Mary V. McClure, Mary V. McClure Revocable Trust DTD 11/15/2000, The 2019 Laura M. Perin Irrevocable Trust, Susan M. LaJoe, Thomas E. Mendell, Denise E. Meyer, John M. Meyer, J. Brett Milbourn, J. Brett Milbourn Living Trust, Laura W. Milbourn Living Trust, Henry C. Miller, Henry C. Miller Revocable Trust, Christopher A. Moeller Revocable Trust, Morgenthaler Family Trust, Susan J. Morgenthaler, National Cable Television Cooperative, Dana Hale Nelson Family Irrevocable Trust, Northwest Foundation Inc., Jill R. Phillips Revocable Trust, Jarrod W. Pierson, Gary L. Pilgrim, Jeremy B. Popowitz, Amy Freilich, Jonathan E. Popowitz, Carol A. Pritchett Revocable Trust Dated March 22, 2002, Rebecca A. Pryor Dynasty Trust, Sherilyn Pryor Tarver Dynasty Trust, Shirley J. Pryor Trust, Frances A. Puhl, TUA Ronald C. Reckrodt 2017 Irrev Trust, Kimberly B. Reene Revocable Trust, Michael E. Riordan, Rockhurst University Endowment Fund, Dawn M. Rottinghaus, Dawn M. Rottinghaus Revocable Trust, Matthew E. Rubel, Meryetamun LLC, John D. Starr Revocable Trust, Laura Starr, The Lawrence D. Starr Charitable Foundation, Saint Paul School of Theology Endowment, Cathie J. Strohl, Scott T. Strohl, Saint Stephen's of Kansas Charitable Trust, Timothy Jax, Swope Health Foundation, Swope Health Services, Jeff Torluemke, Brian Mark Tucci

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Irrevocable Trust U/A 12/15/1997, Josie Marie Jerwick Irrevocable Trust, Lisa Marie Tucci Irrevocable Trust U/A 12/15/1997, Robert A. Tucci, Cynthia L. Tucci, Tracy Ann Tucci Irrevocable Trust U/A 12/15/1997, Lynn Uhlfelder Berman, UMKC Foundation, Tod S. Vedock, Warren-Wells L.P., Kristin D. Webster Revocable Trust, Timothy S. Webster, Chloe N. White Trust, Gerald M. White, Gerald White GST Exempt Trust U/D/T of Shirley White, Jewish Community Foundation of Greater Kansas City, Jordan S. White, Linda White Revocable Trust, and Hebrew Orthodox Congregation DBA Kehilath Israel Synagogue (collectively, "Plaintiffs"), by and through their undersigned counsel, and their Complaint against Defendants Infinity Q Capital Management LLC, James Velissaris, Leonard Potter, Scott Lindell, Bonderman Family Limited Partnership, LP, Infinity Q Management Equity LLC, Trust for Advised Portfolios, U.S. Bancorp Fund Services, LLC, EisnerAmper LLP, Quasar Distributors, LLC, John C. Chrystal, Albert J. DiUlio, S.J., Christopher E. Kashmerick, Harry E. Resis, Russell B. Simon, and Steven J. Jensen (collectively, "Defendants"), hereby allege the following upon personal knowledge as to themselves and their own acts, and upon information and belief as to all other matters.

Plaintiffs' information and belief is based on, among other things, an investigation by their attorneys, which investigation includes a review and analysis of: filings with the U.S. Securities and Exchange Commission ("SEC"); marketing materials and investor presentations distributed by Infinity Q Capital Management LLC; the Complaint and other documents filed in the matter *SEC v. James Velissaris*, No. 22-cv-01346 (S.D.N.Y.); the Complaint and other documents filed in the matter *SEC v. Scott Lindell*, No. 22-cv-08368 (S.D.N.Y.); the documents filed, including the Indictment, certain discovery materials, and expert reports, in the matter *United States of America v. James Velissaris*, No. 22-cr-105 (S.D.N.Y.); pleadings, motion papers, and exhibits to declarations filed in the matters *In re Infinity Q Diversified Alpha Fund Securities Litigation*, Index

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No. 651295/2021 (N.Y. Sup. Ct.), and *Dominus Multimanager Fund, Ltd. v. Infinity Q Capital Management LLC, et al.*, Index No. 652906/2022 (N.Y. Sup. Ct.); pleadings, motion papers, and exhibits to declarations filed in the matter *In re Infinity Q Diversified Alpha Fund and Infinity Q Volatility Alpha Fund Securities Litigation*, No. 21-cv-01047 (E.D.N.Y.); and other public documents and media reports concerning Defendants. Many of the facts supporting the allegations contained herein are known only to Defendants or are exclusively within their custody and/or control. Plaintiffs believe that further substantial evidentiary support will exist for the allegations in this Complaint after a reasonable opportunity for discovery.

I.   NATURE OF THE ACTION

1.   Plaintiffs bring this action to recover the significant investment losses it suffered from the sudden and unexpected liquidation of the Infinity Q Diversified Alpha Fund (the "Mutual Fund").

2.   The Mutual Fund was forced to halt operations when it was revealed that Defendant James Velissaris ("Velissaris") – the Chief Investment Officer of the Mutual Fund's investment adviser, Defendant Infinity Q Capital Management LLC ("Infinity Q") – had for years manipulated the valuation of the Mutual Fund's assets to artificially inflate the value of the Mutual Fund's shares by hundreds of millions of dollars. Velissaris recently pled guilty to violating the federal securities laws and faces a possible prison sentence of 20 years.

3.   The rise and fall of the Mutual Fund can be traced back to David Bonderman ("Bonderman"), the founder of TPG Capital. Bonderman's private wealth was managed by Defendant Leonard Potter ("Potter"), with assistance from Velissaris and Defendant Scott Lindell ("Lindell"). Bonderman decided that he wanted to make available to the general public the investment strategies used to manage his private portfolio. Doing so would allow Bonderman and his team to profit from selling their investment expertise to a wider audience.

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4.   In 2014, Bonderman, Potter, Velissaris, and Lindell created Infinity Q as the vehicle to bring their investment strategies to the masses, which would act as investment advisor to two entities: a public mutual fund and a private hedge fund. Infinity Q retained U.S. Bank's fund services to launch and administer the Mutual Fund and the hedge fund.

5.   Infinity Q's investment strategy was based on volatility. Infinity Q aimed to generate absolute returns that did not depend on what direction the market moved, but rather on how much the market moved (i.e., how volatile the market was). This strategy could not be implemented simply through investments in traditional stocks and bonds, but instead required Infinity Q to invest in esoteric derivative securities called "variance swaps."

6.   The Mutual Fund was legally required to publicly report its net asset value, or "NAV," on a daily basis. The NAV was the metric used to determine the price of the shares that the Mutual Fund sold to investors.

7.   Calculating NAV required Infinity Q to accurately value the Mutual Fund's assets. For traditional stocks, doing so was straightforward because the market and trading prices were listed by the exchanges on which the stocks traded. For the variance swaps, however, there was no readily available market or trading price. Thus, Infinity Q used a third-party pricing model to determine the fair value of the variance swaps.

8.   Infinity Q's investment strategy appeared to be very successful. At its peak, Infinity Q purported to manage over $3 billion in assets. In 2018, the Mutual Fund reported an annual return of over 11%. When the global COVID-19 pandemic rocked the capital markets in 2020, the Mutual Fund reported positive returns while most investment managers were suffering heavy losses.

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9.   However, unbeknownst to Plaintiff and other investors, the Mutual Fund's success

was a mirage. That is because Velissaris was directly manipulating the valuations of the variance

swaps, which caused the Mutual Fund's NAV to be artificially inflated by hundreds of millions of

dollars.

10.   Rather than accurately model the swaps in the third-party pricing service, Velissaris

inputted the wrong contractual terms, used incorrect templates, and altered the underlying code in

order to cause the model to produce inflated valuations.

11.   In 2020, the SEC began confidentially investigating Infinity Q's valuations. By

early 2021, the SEC had determined that the third-party pricing service model was being

manipulated to create artificially inflated asset valuations.

12.   On February 22, 2021, the SEC suspended Mutual Fund redemptions, and

Velissaris was removed from his position as Chief Investment Officer of Infinity Q.

13.   The Mutual Fund's assets were subsequently liquidated. The liquidation generated

proceeds of about $1.2 billion. The proceeds were about $500 million less than what the assets

were valued for immediately before the Mutual Fund was shut down.

14.   Culpability for the mismarking of the Mutual Fund's assets does not lay solely at

the feet of Velissaris.

15.   Mutual funds are heavily regulated investment vehicles that are required to

implement all kinds of controls to protect investors.

16.   Bonderman's team did not have the existing infrastructure, regulatory expertise,

and administrative support required to run a mutual fund when he launched Infinity Q. Therefore,

he turned to U.S. Bank, which advertised its sponsorship of "multiple series trusts" as a one-stop

shop for investment managers seeking to open a mutual fund.

17.   U.S. Bank offered investment managers the opportunity to open their own mutual fund as a series of an existing trust that complied with mutual fund regulations. The U.S. Bank-sponsored trust managed all fund operations, governance, servicing, and administration, while the unaffiliated investment manager focused on investment strategy.

18.   Bonderman created the Mutual Fund as a series of a U.S. Bank-sponsored multiple series trust: Defendant Trust for Advised Portfolios ("TAP" or the "Trust").

19.   U.S. Bank's affiliate, Defendant U.S. Bancorp Fund Services, LLC ("U.S. Bancorp"), served as the administrator of the Trust. U.S. Bancorp established a Board of Trustees to oversee the Mutual Fund, provided a Chief Compliance Officer for the Mutual Fund, selected an independent auditor – Defendant EisnerAmper LLP ("EisnerAmper") – for the Mutual Fund and the hedge fund, and appointed an underwriter – Defendant Quasar Distributors, LLC ("Quasar") – to distribute the Mutual Fund's shares to investors.

20.   Each of these individuals and entities were supposed to act as gatekeepers who provided oversight and made sure that the Mutual Fund complied with laws and regulations designed to protect investors.

21.   The Board of Trustees established a Valuation Committee to provide oversight of Infinity Q's valuations. EisnerAmper audited Infinity Q's valuations. The Board of Trustees' Audit Committee reviewed EisnerAmper's audits.

22.   However, each of these defendants ignored numerous red flags that Infinity Q was inflating the value of the Mutual Fund's assets. They had access to the third-party pricing service. They knew that the counterparties to the Mutual Fund's swaps had reached drastically different valuations. Infinity Q's valuations were internally inconsistent, and some were mathematically

impossible. Yet, U.S. Bancorp, the Trustees, the Chief Compliance Officer, EisnerAmper, and Quasar simply turned a blind eye.

23. Had these purported gatekeepers diligently performed their assigned functions, Infinity Q would not have been able to manipulate the Mutual Fund's valuations.

24. Plaintiffs purchased securities of the Mutual Fund in 2020. Plaintiffs suffered significant damages as result of the manipulation of the Mutual Fund's valuations.

25. Plaintiffs assert strict-liability and negligence-based claims under the Securities Act of 1933 (the "Securities Act") in connection with its purchases of the Mutual Fund's shares traceable to the Mutual Fund's December 2019 offering documents. The registration statement and prospectus pursuant to which the Mutual Fund's shares were offered and sold contained numerous materially false and misleading statements and omissions of material fact about the calculation of the Mutual Fund's NAV and the valuation of its assets.

26. Plaintiffs therefore bring this action to recover its investment losses.

II. PARTIES

A. Plaintiffs

27. Plaintiff Flint Hills Diversified Strategies L.P. is a Delaware limited partnership. Plaintiff Flint Hills Diversified Strategies L.P. purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

28. Plaintiff TUA Kevin M. Anderson 2017 UPN Irrevocable Trust is an irrevocable trust formed in South Dakota. Plaintiff TUA Kevin M. Anderson 2017 UPN Irrevocable Trust purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

29.   Plaintiff TUA Margaret J. Anderson Family 2017 Irrevocable Trust is an irrevocable trust formed in South Dakota. Plaintiff TUA Margaret J. Anderson Family 2017 Irrevocable Trust purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

30.   Plaintiff The G. Kenneth and Ann Baum Philanthropic Irrevocable Trust Fund is an irrevocable trust formed in Kansas. Plaintiff The G. Kenneth and Ann Baum Philanthropic Irrevocable Trust Fund purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

31.   Plaintiff Debra J. Droskin purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

32.   Plaintiff Suzanne S. Birkestrand Revocable Trust is a revocable trust formed in Kansas. Plaintiff Suzanne S. Birkestrand Revocable Trust purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

33.   Plaintiffs Christopher Blunt and Jennifer Blunt jointly purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

34.   Plaintiff Carol M. Brown Trust is a revocable trust formed in Missouri. Plaintiff Carol M. Brown Trust purchased shares of the Mutual Fund traceable to the Mutual Fund's

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December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

35.   Plaintiff Baptist-Trinity Lutheran Legacy Foundation is a nonprofit Missouri corporation. Plaintiff Baptist-Trinity Lutheran Legacy Foundation purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

36.   Plaintiff C&N Investments, LLC is a Minnesota limited liability company. Plaintiff C&N Investments, LLC purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

37.   Plaintiff David W. Caldwell purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

38.   Plaintiff D. Kaye Summers purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

39.   Plaintiff Community Foundation of Acadiana is a nonprofit Louisiana corporation. Plaintiff Community Foundation of Acadiana purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

40.   Plaintiff J. Thomas Johnson purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

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41.   Plaintiff Patricia A. Chasnoff purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

42.   Plaintiff Patricia A. Chasnoff Trust is a revocable trust formed in Kansas. Plaintiff Patricia A. Chasnoff Trust purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

43.   Plaintiff Frank J. Cucchiara purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

44.   Plaintiff Douglas R. Dalgleish purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

45.   Plaintiff Thomas L. Davidson Trust U/A Dtd. 02/02/1998 is a revocable trust formed in Kansas. Plaintiff Thomas L. Davidson Trust U/A Dtd. 02/02/1998 purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

46.   Plaintiff Douglas County Community Foundation is a nonprofit Kansas corporation. Plaintiff Douglas County Community Foundation purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

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47.   Plaintiff Earl H. Devanny, III purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

48.   Plaintiff Earl H. Devanny, III Revocable Trust is a revocable trust formed in Florida. Plaintiff Earl H. Devanny, III Revocable Trust purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

49.   Plaintiff Elizabeth H. Devanny Marital Trust is an irrevocable trust formed in Colorado. Plaintiff Elizabeth H. Devanny Marital Trust purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

50.   Plaintiff Julia M. Dohr purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

51.   Plaintiff Michael J. Dohr purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

52.   Plaintiffs Mark J. Doll and Julia C. Doll purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

53.   Plaintiff Heidi L. Elliott Revocable Trust is a revocable trust formed in Kansas. Plaintiff Heidi L. Elliott Revocable Trust purchased shares of the Mutual Fund traceable to the

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Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

54.   Plaintiff Leatrice A. Endlich purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

55.   Plaintiff Leatrice A. Endlich Trust is a revocable trust formed in Kansas. Plaintiff Leatrice A. Endlich Trust purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

56.   Plaintiff Jimby Investments, LLC is a Kansas limited liability company. Plaintiff Jimby Investments, LLC purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

57.   Plaintiff PFF, Inc. is a Kansas corporation. Plaintiff PFF, Inc. purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

58.   Plaintiff Robert H. Freilich purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

59.   Plaintiff Sandra H. Fried Revocable Trust is a revocable trust formed in Kansas. Plaintiff Sandra H. Fried Revocable Trust purchased shares of the Mutual Fund traceable to the

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Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

60.   Plaintiff David D. Gatchell purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

61.   Plaintiff David D. Gatchell Revocable Trust U/A Dtd 12/11/2020 is a revocable trust formed in Florida. Plaintiff David D. Gatchell Revocable Trust U/A Dtd 12/11/2020 purchased or otherwise acquired shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

62.   Plaintiff Katharine K. Gerson purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

63.   Plaintiff Carol J. Gilbert purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

64.   Plaintiff Frederick H. Goertzen purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

65.   Plaintiff Kathryn C. Greenbaum Irrevocable Trust is an irrevocable trust formed in Kansas. Plaintiff Kathryn C. Greenbaum Irrevocable Trust purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

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66.   Plaintiff Robert Wolff GST Exemption Trust for Laura Greenbaum is a trust formed in Missouri. Plaintiff Robert Wolff GST Exemption Trust for Laura Greenbaum purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

67.   Plaintiff Groves Family Wealth Trust is a revocable trust formed in Kansas. Plaintiff Groves Family Wealth Trust purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

68.   Plaintiff Amy Guerra and Julian Guerra II jointly purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

69.   Plaintiff Nicholas Guerra and Susanna Guerra jointly purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

70.   Plaintiff Kimberly Hause purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

71.   Plaintiff Shawn Hause purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

72.   Plaintiff Benjamen M. Hutton Revocable Trust is a revocable trust formed in Kansas. Plaintiff Benjamen M. Hutton Revocable Trust purchased shares of the Mutual Fund

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traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

73.   Plaintiff Allison Kisner purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

74.   Plaintiff Lynk, Inc. Profit Sharing Plan is a Kansas corporate trust. Plaintiff Lynk, Inc. Profit Sharing Plan purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

75.   Plaintiff Douglas D. Klink purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

76.   Plaintiff Nathan W. Klocke purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

77.   Plaintiff Emily E. Klocke purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

78.   Plaintiff Andrew S. Klocke purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

79.   Plaintiff Jessica K. Klocke purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

80.   Plaintiff Julie S. Krop purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

81.   Plaintiff Nancy Levin purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

82.   Plaintiff Nancy Levin Revocable Trust is a revocable trust formed in Kansas. Plaintiff Nancy Levin Revocable Trust purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

83.   Plaintiff Mary Lockton Family Foundation Trust is an irrevocable trust formed in Florida. Plaintiff Mary Lockton Family Foundation Trust purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

84.   Plaintiff Mary Lockton Revocable Trust is a revocable trust formed in Florida. Plaintiff Mary Lockton Revocable Trust purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

85.   Plaintiff MML Holdings, LLC is a Florida limited liability company. Plaintiff MML Holdings, LLC purchased shares of the Mutual Fund traceable to the Mutual Fund's

December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

86.   Plaintiff RJL Investments LLC is a Missouri limited liability company. Plaintiff RJL Investments LLC purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

87.   Plaintiff Ranee Jones Investments LLC Series A is a Delaware limited liability company. Plaintiff Ranee Jones Investments LLC Series A purchased or otherwise acquired shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

88.   Plaintiff Lytle Family Joint Revocable Trust is a revocable trust formed in Arizona. Plaintiff Lytle Family Joint Revocable Trust purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

89.   Plaintiff Michael Lytle purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

90.   Plaintiff Mary V. McClure purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

91.   Plaintiff Mary V. McClure Revocable Trust DTD 11/15/2000 is a revocable trust formed in Missouri. Plaintiff Mary V. McClure Revocable Trust DTD 11/15/2000 purchased

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shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

92. Plaintiff The 2019 Laura M. Perin Irrevocable Trust is an irrevocable trust formed in Florida. Plaintiff The 2019 Laura M. Perin Irrevocable Trust purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

93. Plaintiff Susan M. LaJoe purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

94. Plaintiff Thomas E. Mendell purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

95. Plaintiff Denise E. Meyer purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

96. Plaintiff John M. Meyer purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

97. Plaintiff J. Brett Milbourn purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

98.   Plaintiff J. Brett Milbourn Living Trust is a revocable trust formed in Kansas. Plaintiff J. Brett Milbourn Living Trust purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

99.   Plaintiff Laura W. Milbourn Living Trust is a revocable trust formed in Kansas. Plaintiff Laura W. Milbourn Living Trust purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

100.   Plaintiff Henry C. Miller purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

101.   Plaintiff Henry C. Miller Revocable Trust is a revocable trust formed in Florida. Plaintiff Henry C. Miller Revocable Trust purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

102.   Plaintiff Christopher A. Moeller Revocable Trust is a revocable trust formed in Kansas. Plaintiff Christopher A. Moeller Revocable Trust purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

103.   Plaintiff Morgenthaler Family Trust is a revocable trust formed in Kansas. Plaintiff Morgenthaler Family Trust purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

104. Plaintiff Susan J. Morgenthaler purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

105. Plaintiff National Cable Television Cooperative is a Kansas corporation. Plaintiff National Cable Television Cooperative purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

106. Plaintiff Dana Hale Nelson Family Irrevocable Trust is an irrevocable trust formed in Kansas. Plaintiff Dana Hale Nelson Family Irrevocable Trust purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

107. Plaintiff Northwest Foundation Inc. is a Missouri nonprofit corporation. Plaintiff Northwest Foundation Inc. purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

108. Plaintiff Jill R. Phillips Revocable Trust is a revocable trust formed in Kansas. Plaintiff Jill R. Phillips Revocable Trust purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

109. Plaintiff Jarrod W. Pierson purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

110.   Plaintiff Gary L. Pilgrim purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

111.   Plaintiff Jeremy B. Popowitz purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

112.   Plaintiff Amy Freilich purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

113.   Plaintiff Jonathan E. Popowitz purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

114.   Plaintiff Mallory S. Pratt purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

115.   Plaintiff Carol A. Pritchett Revocable Trust Dated March 22, 2002 is a revocable trust formed in Kansas. Plaintiff Carol A. Pritchett Revocable Trust Dated March 22, 2002 purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

116.   Plaintiff Rebecca A. Pryor Dynasty Trust is an irrevocable trust formed in Delaware. Plaintiff Rebecca A. Pryor Dynasty Trust purchased shares of the Mutual Fund

traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

117.   Plaintiff Sherilyn Pryor Tarver Dynasty Trust is an irrevocable trust formed in Delaware. Plaintiff Sherilyn Pryor Tarver Dynasty Trust purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

118.   Plaintiff Shirley J. Pryor Trust is a revocable trust formed in Missouri. Plaintiff Shirley J. Pryor Trust purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

119.   Plaintiff Frances A. Puhl purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

120.   Plaintiff TUA Ronald C. Reckrodt 2017 Irrev Trust is an irrevocable trust formed in South Dakota. Plaintiff TUA Ronald C. Reckrodt 2017 Irrev Trust purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

121.   Plaintiff Kimberly B. Reene Revocable Trust is a revocable trust formed in Kansas. Plaintiff Kimberly B. Reene Revocable Trust purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

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122. Plaintiff Michael E. Riordan purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

123. Plaintiff Rockhurst University Endowment Fund is a Missouri nonprofit corporation. Plaintiff Rockhurst University Endowment Fund purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

124. Plaintiff Dawn M. Rottinghaus purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

125. Plaintiff Dawn M. Rottinghaus Revocable Trust is a revocable trust formed under the laws of Kansas. Plaintiff Dawn M. Rottinghaus Revocable Trust purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

126. Plaintiff Matthew E. Rubel purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

127. Plaintiff Meryetamun LLC is a Kansas limited liability company. Plaintiff Meryetamun LLC purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

128. Plaintiff John D. Starr Revocable Trust is a revocable trust formed in Missouri. Plaintiff John D. Starr Revocable Trust purchased shares of the Mutual Fund traceable to the

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Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

129. Plaintiff Laura Starr purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

130. Plaintiff The Lawrence D. Starr Charitable Foundation is an irrevocable trust formed in Missouri. Plaintiff The Lawrence D. Starr Charitable Foundation purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

131. Plaintiff Saint Paul School of Theology Endowment is a Missouri nonprofit corporation. Plaintiff Saint Paul School of Theology Endowment purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

132. Plaintiff Cathie J. Strohl purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

133. Plaintiff Scott T. Strohl purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

134. Plaintiff Saint Stephen's of Kansas Charitable Trust is a trust formed in Kansas. Plaintiff Saint Stephen's of Kansas Charitable Trust purchased shares of the Mutual Fund traceable

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to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages

therefrom as a result of Defendants' violations of the federal securities laws.

135.   Plaintiff Timothy Jax purchased shares of the Mutual Fund traceable to the Mutual

Fund's December 2019 registration statement and prospectus and suffered damages therefrom as

a result of Defendants' violations of the federal securities laws.

136.   Plaintiff Swope Health Foundation is a Missouri nonprofit corporation. Plaintiff

Swope Health Foundation purchased shares of the Mutual Fund traceable to the Mutual Fund's

December 2019 registration statement and prospectus and suffered damages therefrom as a result

of Defendants' violations of the federal securities laws.

137.   Plaintiff Swope Health Services is a Missouri nonprofit corporation. Plaintiff

Swope Health Services purchased shares of the Mutual Fund traceable to the Mutual Fund's

December 2019 registration statement and prospectus and suffered damages therefrom as a result

of Defendants' violations of the federal securities laws.

138.   Plaintiff Jeff Torluemke purchased shares of the Mutual Fund traceable to the

Mutual Fund's December 2019 registration statement and prospectus and suffered damages

therefrom as a result of Defendants' violations of the federal securities laws.

139.   Plaintiff Brian Mark Tucci Irrevocable Trust U/A 12/15/1997 is an irrevocable trust

formed in Kansas. Plaintiff Brian Mark Tucci Irrevocable Trust U/A 12/15/1997 purchased shares

of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and

prospectus and suffered damages therefrom as a result of Defendants' violations of the federal

securities laws.

140.   Plaintiff Josie Marie Jerwick Irrevocable Trust is an irrevocable trust formed in

Kansas. Plaintiff Josie Marie Jerwick Irrevocable Trust purchased shares of the Mutual Fund

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traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

141.   Plaintiff Lisa Marie Tucci Irrevocable Trust U/A 12/15/1997 is an irrevocable trust formed in Kansas. Plaintiff Lisa Marie Tucci Irrevocable Trust U/A 12/15/1997 purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

142.   Plaintiffs Robert A. Tucci and Cynthia L. Tucci jointly purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

143.   Plaintiff Tracy Ann Tucci Irrevocable Trust U/A 12/15/1997 is an irrevocable trust formed in Kansas. Plaintiff Tracy Ann Tucci Irrevocable Trust U/A 12/15/1997 purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

144.   Plaintiff Lynn Uhlfelder Berman purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

145.   Plaintiff UMKC Foundation is a Missouri nonprofit corporation. Plaintiff UMKC Foundation purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

146.   Plaintiff Tod S. Vedock purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

147.   Plaintiff Warren-Wells L.P. is a Kansas limited partnership. Plaintiff Warren-Wells L.P. purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

148.   Plaintiff Kristin D. Webster Revocable Trust is a revocable trust formed in Kansas. Plaintiff Kristin D. Webster Revocable Trust purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

149.   Plaintiff Timothy S. Webster purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

150.   Plaintiff Chloe N. White Trust is an irrevocable trust formed in Kansas. Plaintiff Chloe N. White Trust purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

151.   Plaintiff Gerald M. White purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

152.   Plaintiff Gerald White GST Exempt Trust U/D/T of Shirley White is a trust formed in Kansas. Plaintiff Gerald White GST Exempt Trust U/D/T of Shirley White purchased shares

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of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

153.   Plaintiff Jewish Community Foundation of Greater Kansas City is a Kansas nonprofit corporation. Plaintiff Jewish Community Foundation of Greater Kansas City purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

154.   Plaintiff Jordan S. White purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

155.   Plaintiff Linda White Revocable Trust is a revocable trust formed in Missouri. Plaintiff Linda White Revocable Trust purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

156.   Plaintiff Hebrew Orthodox Congregation DBA Kehilath Israel Synagogue is a Missouri nonprofit corporation. Plaintiff Hebrew Orthodox Congregation DBA Kehilath Israel Synagogue purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus and suffered damages therefrom as a result of Defendants' violations of the federal securities laws.

157.   The dates on which Plaintiffs purchased shares of the Mutual Fund traceable to the Mutual Fund's December 2019 registration statement and prospectus, and from which they

suffered damages as a result of Defendants' violations of the federal securities laws, are attached hereto as Exhibit A.

158. Each purchase of Mutual Fund securities for which damages are alleged made by Plaintiffs was made by or at the direction of Prairie Capital Management Group, LLC, their investment advisor.

B. Defendants

159. Defendant Infinity Q Capital Management LLC is an SEC-registered investment advisory firm based in New York, New York. Infinity Q was responsible for the day-to-day management of the Mutual Fund and controlled the Mutual Fund's portfolio of investments. For its services to the Mutual Fund, Infinity Q was paid an annual fee totaling 1.7% of the Mutual Fund's average daily NAV.

160. Defendant James Velissaris was the Chief Investment Officer ("CIO") of Infinity Q. Prior to joining Infinity Q, Velissaris joined Wildcat Capital Management ("Wildcat"), the investment advisor that manages the personal fortune of David Bonderman, as a Portfolio Manager.

161. Defendant Leonard Potter is the Chairman of Infinity Q. He also is the President and CIO of Wildcat.

162. Defendant Scott Lindell was the Chief Risk Officer ("CRO") of Infinity Q. He was also Head of Risk at Wildcat. Lindell previously worked with Velissaris at Arden Asset Management.

163. Defendant Bonderman Family Limited Partnership, LP ("Bonderman LP") is the private family office of David Bonderman, managed by Wildcat. Bonderman LP has an ownership interest in Infinity Q that is greater than 25% and is a control person of Infinity Q.

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164.   Defendant Infinity Q Management Equity LLC ("IQME") has an ownership interest in Infinity Q that is greater than 25% and is a control person of Infinity Q.

165.   Defendant Trust for Advised Portfolios is a Delaware statutory trust organized under the laws of the State of Delaware, registered with the SEC as an open-end management investment company. The Mutual Fund is a series of TAP. TAP issued the shares of the Mutual Fund sold to Plaintiffs pursuant to a registration statement and prospectus filed with the SEC in December 2019.

166.   Defendant U.S. Bancorp Fund Services, LLC is the Mutual Fund's administrator and fund accountant, and is registered to conduct business in New York. U.S. Bancorp provided certain services to the Mutual Fund, including but not limited to coordinating the negotiation of contracts and fees with, and the monitoring of performance and billing of, the Mutual Fund's independent contractors and agents; preparation for signature by an officer of TAP of all documents required to be filed for compliance by TAP and the Mutual Fund with applicable laws and regulations; arranging for the computation of performance data, including NAV per share and yield; responding to shareholder inquiries; arranging for the maintenance of books and records of the Mutual Fund and providing office facilities, equipment, and personnel necessary to carry out its duties. As compensation for its fund administration and portfolio compliance services, U.S. Bancorp received from the Mutual Fund a fee based on the Mutual Fund's current average daily net assets. U.S. Bancorp was also the administrator for the hedge fund.

167.   Defendant EisnerAmper LLP is an independent public accounting firm registered with the Public Company Accounting Oversight Board ("PCAOB"). EisnerAmper was the Mutual Fund's external auditor since 2018. In connection with its audits of the Mutual Fund, EisnerAmper conducted tasks to validate Infinity Q's valuation of the Mutual Fund's holdings, including

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attempting to independently verify those valuations. EisnerAmper was also the auditor of the hedge fund.

168. Defendant Quasar Distributors, LLC is a registered broker-dealer, a member of the Financial Industry Regulatory Authority ("FINRA"), and an affiliate of U.S. Bancorp. Quasar was the underwriter and distributor of the Mutual Fund's shares, provided certain administration services to the Mutual Fund, and promoted and arranged for the sale of Mutual Fund's shares.

169. Defendant John C. Chrystal ("Chrystal") is a Trustee of the Mutual Fund and Chair of the Mutual Fund's Audit Committee. As a Trustee, Chrystal also had responsibility for overseeing the Mutual Fund's Valuation Committee. The Mutual Fund touted Chrystal's "extensive knowledge of the highly regulated financial services industry" based on his experience as a partner of an investment management firm and a partner of a consulting firm advising financial institutions.

170. Defendant Albert J. DiUlio, S.J. ("DiUlio") is a Trustee of the Mutual Fund and a member of the Mutual Fund's Audit Committee. As a Trustee, DiUlio also had responsibility for overseeing the Mutual Fund's Valuation Committee. The Mutual Fund highlighted for investors DiUlio's "financing background, combined with his work experience," as providing him with a "strong understanding of financial statements."

171. Defendant Christopher E. Kashmerick ("Kashmerick") is the Chairman, President, and Principal Executive Officer of the Mutual Fund, a Trustee of the Mutual Fund, and a member of the Mutual Fund's Valuation Committee. He is a Senior Vice President of U.S. Bancorp with over two decades of experience operating mutual funds.

172. Defendant Harry E. Resis ("Resis") is a Trustee of the Mutual Fund and a member of the Mutual Fund's Audit Committee. As a Trustee, Resis also had responsibility for overseeing

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the Mutual Fund's Valuation Committee. He has a background in fixed income securities analysis, with an emphasis on high yield securities. The Mutual Fund promoted Resis's experience as "provid[ing] him with a practical knowledge of the underlying markets and strategies used by" the Mutual Fund.

173.   Defendant Russell B. Simon ("Simon") is the Treasurer and Chief Financial Officer ("CFO") of the Mutual Fund, a member of the Mutual Fund's Valuation Committee, and a Senior Vice President of U.S. Bancorp.

174.   Defendant Steven J. Jensen ("Jensen") is the Chief Compliance Officer ("CCO") of the Mutual Fund and a Vice President of U.S. Bancorp. As CCO, he oversaw the implementation and testing of the Mutual Fund's compliance program and reported to the Trustees regarding compliance matters for the Mutual Fund.

175.   Defendants Velissaris, Potter, Lindell, Chrystal, DiUlio, Kashmerick, Resis, Simon, and Jensen are collectively referred to herein as the "Individual Defendants."

III.   JURISDICTION AND VENUE

176.   This Court has original subject matter jurisdiction over Plaintiffs' claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 (the "Securities Act"), 15 U.S.C. §§ 77(k), 77*l*(a)(2) and 77(o), pursuant to Section 22 of the Securities Act, 15 U.S.C. § 77v.

177.   Removal of this action to federal court is barred by Section 22(a) of the Securities Act, 15 U.S.C. § 77v(a), and *Cyan, Inc. v. Beaver County Employees Retirement Fund*, 138 S. Ct. 1061 (2018).

178.   Defendants are subject to personal jurisdiction in New York pursuant to CPLR §§ 301 and 302. Defendants conducted business in New York, Defendants disseminated false information from New York, the false and misleading registration statement and prospectus were

prepared, reviewed, and signed in part in New York, and Defendants Infinity Q and EisnerAmper are based in New York.

179.   Venue is proper in this Court pursuant to CPLR § 503 because Defendants Infinity Q and EisnerAmper have their respective principal places of business in New York County.

IV.   FACTUAL ALLEGATIONS

A.   David Bonderman Creates Infinity Q to Offer His Investment Expertise to Everyday Investors

180.   Infinity Q was established by David Bonderman. Bonderman is the founder of the investment company TPG Capital, which manages almost $100 billion in assets.

181.   Bonderman's personal fortune is managed by Wildcat. Wildcat is the investment adviser to Bonderman LP.

182.   Defendant Potter is the President and CIO of Wildcat.

183.   Defendant Velissaris was one of Wildcat's Portfolio Managers.

184.   Infinity Q was launched in 2014 to sell the complex investment strategies used to grow Bonderman's private portfolio to the investing public. Bonderman realized that he and his employees could market their supposedly successful strategy for managing Bonderman's personal wealth to a broader audience. Through Infinity Q, Bonderman offered an investment vehicle that utilized the investment strategies used to manage his family office to public investors. Bonderman and his employees would benefit from the fees earned through managing the funds' assets.

185.   Velissaris was the CIO of Infinity Q, and Potter was its Chairman.

186.   Wildcat's Head of Risk, Defendant Lindell, was Infinity Q's CRO.

187.   Infinity Q managed two investment funds: a public the Mutual Fund and a private hedge fund, the Infinity Q Volatility Alpha Fund (the "Hedge Fund").

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188. The Mutual Fund was marketed as a vehicle for the masses to gain access to, and benefit from, Bonderman's investment expertise and creative strategies, which had previously been available exclusively to very wealthy clients. Indeed, in its marketing materials, Infinity Q represented that it offered retail investors "access to the top tier investment strategies typically reserved for elite high net worth clients."

189. Shortly after Infinity Q's launch, *Bloomberg* published an article with the headline: "***Private Equity Billionaire Is Now Selling a Hedge Fund for the Masses***." The article highlighted how Bonderman's new mutual fund would provide investors with access to complex investments utilized by hedge funds, while at the same time providing the liquidity of a mutual fund:

> David Bonderman amassed a $3 billion fortune in private equity for sophisticated investors. ***He's now selling hedge fund strategies to the masses***.
>
> Bonderman, whose TPG Capital has owned companies such as Continental Airlines and retailer J Crew Group Inc., is using a family office that manages a portion of his money – Wildcat Capital Management – to back a startup investment business. ***Infinity Q Capital Management is offering retail and other investors a version of the hedge fund programs it uses for the billionaire***, said James Velissaris, chief investment officer for the new firm.
>
> Run by Wildcat employees, Infinity Q can sell products such as liquid alternative mutual funds to outside investors. It means Bonderman, 72, can profit from the expertise of his personal money managers, who in turn can earn more money.[1]

190. In its own marketing materials, Infinity Q promoted itself as Bonderman's personal investment adviser, stating that Infinity Q was "[o]riginally launched to manage the capital for the

---

[1] Unless otherwise indicated, all bolded italic emphasis in quotations throughout this Complaint has been added and did not appear in the original.

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founding partners of the $100bn Private Equity firm TPG Capital." Thus, Infinity Q referred to itself interchangeably with Wildcat.

191. Bonderman maintained control over Infinity Q. His family partnership, Bonderman LP, and another entity, IQME, each owned over 25% of Infinity Q.

192. For its services to the Mutual Fund, Infinity Q was paid an annual fee totaling 1.7% of the Mutual Fund's average daily NAV. Thus, a higher NAV increased the fees paid to Infinity Q.

B. **Infinity Q Partners with U.S. Bank to Create the Mutual Fund**

193. A mutual fund is a pooled-investment vehicle. Mutual funds are subject to strict regulatory requirements. Among other requirements, they must register with the SEC under the Investment Company Act of 1940, implement certain controls, and are subject to oversight by the SEC.

194. Infinity Q did not have the preexisting infrastructure, regulatory expertise, and administrative support required to run a mutual fund.

195. Bonderman thus outsourced the mutual fund regulatory and compliance functions to U.S. Bank, one of the largest banks in the United States.

196. U.S. Bank provides, among other things, mutual fund services, including transfer agent services, fund administration services, fund accounting services, and other support areas for mutual funds.

197. As part of its mutual fund services, U.S. Bank has established multiple series trusts, or "MSTs." An MST is an open-end investment management company organized as a series trust that is sponsored by U.S. Bank but used by multiple, unrelated investment management firms to house their mutual fund products. Each fund is a "series" of the MST. The trust manages all fund

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operations, governance, servicing, and administration, while the investment manager focuses on investment strategy.

198.   U.S. Bank markets its MSTs as having the following advantages/benefits:

- Reduced time to market: Launching a fund as a new series of an MST takes significantly less time than launching an entirely new proprietary trust.

- Cost advantages: An MST provides economies of scale for certain fund startup and annual operating costs.

- Governance and service expertise: MST fund managers benefit from the experience and expertise of an existing board of trustees familiar with mutual fund regulatory and operational issues.

- Compliance infrastructure: The MST sponsor provides an experienced chief compliance officer as well as the Sarbanes-Oxley monitoring and certification for all fund financial reporting.

- Administrative efficiencies: By adding mutual funds to an existing MST, many required administrative services are in place.

199.   According to U.S. Bank's marketing materials, the sponsor of an MST – i.e., U.S. Bank or an affiliate of U.S. Bank, such as U.S. Bancorp – establishes all mutual fund policies, procedures, and operations, including but not limited to valuation policies.

200.   TAP is a U.S. Bank MST. As such, TAP is an SEC-registered investment company that allows investment advisers unaffiliated with U.S. Bank, such as Infinity Q, to offer their investment expertise to the investing public by creating a mutual fund that operates as a series of TAP.

201.   U.S. Bank controlled TAP through one of its affiliates, U.S. Bancorp.

202.   Infinity Q engaged TAP to establish the Mutual Fund. Once under the TAP umbrella, the Mutual Fund was able to sell its securities to the investing public pursuant to TAP's SEC registration statement and prospectus.

203.   As a series of TAP, the Mutual Fund was able to leverage the existing TAP Board

of Trustees, TAP trust officers, TAP service providers (such as an auditor and underwriter), TAP

policies, and TAP procedures.

204.   Although Bonderman's team determined the investment policy of the Mutual Fund,

U.S. Bancorp provided numerous important services to the Mutual Fund, including but not limited

to:

- coordinating the negotiation of contracts and fees with, and the monitoring of performance and billing of, the Mutual Fund's independent contractors and agents;

- preparation for signature by an officer of TAP all documents required to be filed for compliance by TAP and the Mutual Fund with applicable laws and regulations;

- arranging for the computation of performance data, including NAV per share and yield; responding to shareholder inquiries; and

- arranging for the maintenance of books and records of the Fund, and providing, at its own expense, office facilities, equipment and personnel necessary to carry out its duties.

C.   The Importance of the Mutual Fund's "Net Asset Value" or "NAV"

205.   The Mutual Fund, through TAP, offered two categories of shares to the investing

public: investor shares and institutional shares.

206.   The Mutual Fund was required by law to price its shares every business day. The

shares were priced based on the Mutual Fund's NAV.

207.   To calculate NAV, the Mutual Fund subtracted the value of its liabilities from the

value of its assets. NAV divided by the total number of shares equaled the price-per-share.

208.   The Mutual Fund was required to calculate its NAV using readily available market

quotations. If there was not a readily available market quote for a particular security, the NAV

was determined based on the fair value of the security, which was meant to be determined in good

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faith by the Mutual Fund's Trustees pursuant to procedures disclosed to the Mutual Fund's investors.

209. The Mutual Fund reported the NAV for its entire portfolio on a daily basis and made quarterly and annual SEC filings that listed the period-end NAV.

210. An investor who wanted to purchase or sell shares would pay or receive a price based on the daily NAV calculated immediately following receipt of the purchase or sale order. NAV acted as the "price" term in the agreement between the investor and the Mutual Fund when the investor purchased shares from the Mutual Fund.

D. **U.S. Bank Was Supposed to Implement Rigorous Controls over the Mutual Fund and Put in Place a Number of Independent "Gatekeepers" to Prevent Misrepresentations**

211. Because the Mutual Fund was able to sell its shares to the investing public through TAP, and because TAP was the entity registered with the SEC as an investment company, TAP took responsibility for ensuring the Mutual Fund's compliance with laws and regulations.

212. TAP has a Board of Trustees that is responsible for the overall management of TAP's business and affairs. The Board of Trustees owes fiduciary duties to the Mutual Fund's investors, including a duty of care.

213. Defendants Chrystal, DiUlio, Kashmerick, and Resis are (or were at all relevant times) Trustees of TAP.

214. In addition to being a Trustee, Defendant Kashmerick is the Chairman, President, and Principal Executive Officer of TAP. He is also a Senior Vice President of U.S. Bancorp.

215. The Trustees of TAP were responsible for oversight of the Mutual Fund, including oversight of Infinity Q and other service providers to the Mutual Fund.

216. The Trustees were meant to perform certain oversight activities with respect to the Mutual Fund to protect investors, including but not limited to:

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- receiving and reviewing reports related to the performance and operations of the Mutual Fund;

- reviewing and approving the compliance policies and procedures of the Mutual Fund;

- approving the Mutual Fund's principal investment policies;

- adopting policies and procedures designed to deter market timing;

- meeting with representatives of various service providers, including Infinity Q, to review and discuss the activities of the Mutual Fund and to provide direction with respect thereto; and

- appointing a chief compliance officer of the Mutual Fund to report to the Trustees regarding compliance matters.

217.   The Trustees established an Audit Committee to assist them in performing their oversight responsibilities. The Audit Committee periodically met with the Mutual Fund's auditor, EisnerAmper, as well as with the Mutual Fund's chief compliance officer.

218.   The members of the Audit Committee were Defendants Chrystal, DiUlio, and Resis.

219.   The primary functions of the Audit Committee were to:

- select the independent registered public accounting firm to be retained to perform the annual audit of the Mutual Fund;

- review the results of the audit;

- review the Mutual Fund's internal controls;

- approve in advance all permissible non-audit services performed by the independent auditors;

- review certain other matters relating to the Mutual Fund's independent registered public accounting firm and financial records; and

- receive reports from an attorney retained by TAP of evidence of a material violation by TAP or by any officer, director, employee or agent of TAP.

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220.   The Trustees also established a Valuation Committee to assist them in performing their oversight responsibilities.

221.   The Valuation Committee's members included Defendants Kashmerick and Simon. Like Kashmerick, Simon was an executive of U.S. Bancorp.

222.   The function of the Valuation Committee was to review Infinity Q's valuation of securities held by the Mutual Fund for which current and reliable market quotations were not readily available. This was a critical oversight function because Infinity Q's valuation of these assets was incorporated into the Mutual Fund's NAV, pursuant to which the Mutual Fund's shares were sold to investors on a daily basis.

223.   The Valuation Committee was supposed to gather and review "Fair Valuation Forms" completed by Infinity Q to support its valuation determinations, which were subsequently supposed to be reviewed and ratified by the Trustees.

224.   The Valuation Committee met frequently to review Infinity Q's valuations.

225.   As compensation for its fund administration and portfolio compliance services, U.S. Bancorp received a fee from the Mutual Fund based on the Mutual Fund's current average daily net assets, which was tied to the valuations performed by Infinity Q. A higher NAV meant a higher fee for U.S. Bancorp.

226.   The Trustees of TAP, appointed by U.S. Bancorp, were required to ensure that Infinity Q's management of the Mutual Fund did not run afoul of accounting and valuation standards and procedures.

227.   But the purported oversight of Infinity Q did not end there. U.S. Bancorp also retained an independent auditor to audit the Mutual Fund's financial statements in accordance with the standards of the PCAOB.

228.   In 2018, U.S. Bancorp selected EisnerAmper as the Mutual Fund's independent auditor. With each of the Mutual Fund's annual reports, EisnerAmper provided an audit report and an internal control letter.

229.   In the annual audit reports, EisnerAmper stated that the Mutual Fund's financial statements conformed with United States generally accepted accounting principles ("U.S. GAAP") and presented fairly, in all material respects: (a) the consolidated financial position of the Mutual Fund as of the audit date; (b) the consolidated results of the Mutual Fund's operations as of the audit date; and (c) the changes in net assets and financial highlights for each of the years in the two-year period then ended.

230.   EisnerAmper's audit was meant to include a comprehensive review of the basis for Infinity Q's valuations of the Mutual Fund's assets. Indeed, EisnerAmper told investors that the basis for it clean audit reports of the Mutual Fund was because it had conducted thorough audits of the Mutual Fund. EisnerAmper stated that its audits were conducted in accordance with industry standards, which required EisnerAmper to "plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud."

231.   During its audits, EisnerAmper conducted tasks to validate Infinity Q's valuation of the Mutual Fund's holdings. Specifically, EisnerAmper communicated with the custodian, prime broker, and third-party counterparties of the Mutual Fund about those holdings. EisnerAmper evaluated significant estimates made by Infinity Q by conducting a "re-performance" test that attempted to replicate Infinity Q's valuation of the Mutual Fund's assets.

232.   In the internal control letters, EisnerAmper stated that it found no deficiencies in the Mutual Fund's internal control over financial reporting or operations that EisnerAmper considered to be a material weakness.

233.   U.S. Bancorp appointed one of its affiliates, Defendant Quasar, to act as underwriter for the Mutual Fund. It was Quasar's task to sell the Mutual Fund's shares to investors. Quasar is a registered broker-dealer with FINRA. Quasar's appointment by U.S. Bancorp was meant to provide investors with further assurances that there were independent gatekeepers to ensure the Mutual Fund's compliance with laws and regulations.

E.   The Mutual Fund Implements Bonderman's Absolute Return Investment Strategy by Purchasing and Selling Sophisticated Financial Instruments

234.   The purpose of the Mutual Fund was to offer Bonderman's complex investment strategies "to the masses." Infinity Q actively marketed the Mutual Fund to investors on that basis.

235.   Infinity Q's stated investment strategy was an "absolute return" strategy, which seeks positive returns regardless of the direction of the market.

236.   To implement its absolute return strategy, Infinity Q invested in long and short positions based on "volatility." Volatility measures the magnitude of price movements, either up or down. Volatility can never be negative, i.e., less than zero, because it is the measurement of a numerical range.

237.   In addition to trading some traditional securities, such as stocks and bonds, Wildcat and Infinity Q purchased and sold exotic securities known as "derivatives," and specifically a particular form of derivatives known as "swaps."

238.   Derivatives are securities whose performance correlates to an underlying reference obligation such as an asset, security, index, or currency exchange. A swap is a type of derivative

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in which two parties agree to exchange (i.e., swap) payments based upon the performance of the underlying reference obligation.

239.   The parties typically memorialize the terms of their swap contract in short written agreements, such as term sheets and swap confirmations. These documents include the term of the contract (i.e., its duration), the names of the parties, the notional amount of the swap, the strike price, and other important details about the agreement.

240.   Infinity Q negotiated the terms of the swaps directly with various counterparties, which were typically large financial institutions.

241.   Infinity Q was able to bet on the volatility of an underlying asset, security, index, or currency exchange by investing in a specific type of swap called a "variance swap."

242.   Variance swaps are based on the volatility of an underlying reference obligation. Volatility is the square root of variance.

243.   For each variance swap, a "strike price" is determined, which represents a certain level of volatility. If volatility over the term of the swap exceeds the strike price, the buyer of the swap (the long position) receives the payment. If, however, volatility is below the strike price, the seller of the swap (the short position) receives the payment.

244.   In addition to a strike price, each variance swap has an agreed-upon notional amount. The notional amount is used to calculate the monetary amount owed by one of the counterparties by multiplying the notional amount by the difference between the realized variance (the actual volatility squared) and the agreed-upon fixed variance (the strike price squared).

245.   Variance swaps that contain these basic terms are referred to as "vanilla" various swaps. However, some variance swaps contain additional terms.

246.   One such variance swap is known as a "corridor swap."

247.   In a corridor swap, parameters are placed around the amount of volatility that can be used to measure the value of the swap, such that a payment is only owed if the realized variance falls within that corridor. Price movements outside of the corridor are treated as if they did not happen.

248.   When Infinity Q entered into these swap transactions, it often created identical contracts for both the Mutual Fund and the Hedge Fund, such that both funds would hold identical positions.

F.   Valuation of the Variance Swaps

249.   Swaps do not trade on a securities exchange, like the New York Stock Exchange, and therefore do not have a readily available market price.

250.   Accordingly, Infinity Q was required to determine the fair value of these positions in order to calculate the daily NAV of the Mutual Fund.

251.   The Trustees, EisnerAmper, and other agents of TAP were required to oversee the validity of these valuations.

252.   The underlying valuations of the swap positions were not disclosed to investors.

253.   While the final value of a swap was determined at the end of the term of the contract (i.e., when the trade "settled"), prior to the end of the term the value had to be calculated to determine what the position was worth at that time. That is, the position had to be "marked" using proper valuation procedures to input into the daily NAV calculation.

254.   Prior to settlement, variance swaps are valued by calculating the realized volatility on the date of valuation plus the implied volatility expected over the remaining term of the contract.

255.   These valuations were critical to valuing the shares sold by the Mutual Fund because they constituted a significant portion of the Mutual Fund's portfolio, and were used in the calculation of the Mutual Fund's daily NAV.

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256.   Infinity Q used a valuation service purchased from Bloomberg – called "BVAL" –
to estimate the fair value of its variance swaps.

257.   BVAL is a well-known pricing service that markets itself as providing a
comprehensive platform to structure and price derivatives, including swaps.

258.   The methodology used by BVAL to value variance swaps is the same model used
by most of the Mutual Fund's counterparties to the variance swaps.

259.   BVAL provides various templates to value swaps and other positions.

260.   The user of BVAL selects the template used to value the swap.

261.   That user then inputs the terms of the swap into the template.

262.   The user then selects the market assumptions needed to value a particular position.
BVAL runs an algorithm (or code) on those inputs to estimate value. Some BVAL templates allow
users to edit the underlying code.

263.   To accurately model a variance swap in BVAL, the actual terms of the swap must
be entered properly into the correct template, and the code should not be altered unless it is
necessary to account for the terms of the swap contract.

264.   At Infinity Q, Velissaris was responsible for entering the terms of the swap
positions into BVAL. However, as explained below, many other Defendants had access to these
valuations and the significant red flags that were raised by Velissaris's valuations.

265.   U.S. Bancorp directly accessed the valuations in BVAL in order to calculate and
report the Mutual Fund's daily NAV.

G.   Defendants' Representations Induce Plaintiffs to Invest in the Mutual Fund

266.   Defendants represented to the Mutual Funds' investors, including Plaintiffs, that
the Mutual Fund's reported NAV accurately reflected the value of Mutual Fund's assets, that
securities in the Mutual Fund's portfolio without readily available market prices were valued by

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the Mutual Fund based on their fair value determined in good faith by Infinity Q and in accordance with the procedures adopted by the Trustees, and that the value of the Mutual Fund's swap positions were calculated using an independent third-party service not subject to manipulation by Infinity Q.

267.   On December 20, 2019, the Trust filed a Post-Effective Amendment to its Registration Statement pursuant to the Securities Act on Form N-1A, to become effective on December 31, 2019.   The Registration Statement included a Prospectus and a Statement of Additional Information, both dated December 31, 2019. This filing will be referred to hereinafter as the "December 2019 Securities Act Filing."

268.   The December 2019 Securities Act Filing expressly incorporated several other documents by reference, including the Mutual Fund's financial statements for the fiscal year ended August 31, 2019, the Mutual Fund's most recent annual report, and EisnerAmper's most recent audit letter.

269.   The December 2019 Securities Act Filing was signed by Defendants Chrystal, DiUlio, Kashmerick, Potter, Resis, Simon, and Velissaris. Although Potter and Velissaris signed on behalf of Infinity Q Commodity Fund, Ltd., that entity is defined in the December 2019 Securities Act Filing as the "Subsidiary," and the December 2019 Securities Act Filing expressly stated that references to the Mutual Fund "may also include the Subsidiary."

270.   The December 2019 Securities Act Filing, and the documents incorporated by reference therein, disclosed the Mutual Fund's historical NAV for each fiscal year of its existence. The NAV for 2018 and 2019 were represented to have been audited by EisnerAmper.

271.   For investor class shares, NAV per share was reported as follows:

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	Year Ended August 31, 2019	Year Ended August 31, 2018	Year Ended August 31, 2017	Year Ended August 31, 2016	Period September 30, 2014 to August 31, 2015
NAV at beginning of period	$11.54	$10.37	$9.86	$10.11	$10.00
NAV at end of period	$11.75	$11.54	$10.37	$9.86	$10.11
Total Return	3.48%	11.28%	7.56%	-0.59%	2.62%

272. For institutional class shares, NAV per share was reported as follows:

	Year Ended August 31, 2019	Year Ended August 31, 2018	Year Ended August 31, 2017	Year Ended August 31, 2016	Period September 30, 2014 to August 31, 2015
NAV at beginning of period	$11.62	$10.42	$9.90	$10.14	$10.00
NAV at end of period	$11.87	$11.62	$10.42	$9.90	$10.14
Total Return	3.81%	11.52%	7.88%	-0.48%	$2.93%

273. The Prospectus in the December 2019 Securities Act Filing disclosed how the

Mutual Fund's shares were priced based on the daily NAV:

> ***Shares of the [Mutual] Fund are sold at NAV per share*** which is
> calculated as of the close of regular trading (generally, 4:00 p.m.,
> Eastern Time) on each day that the New York Stock Exchange
> ("NYSE") is open for unrestricted business. However, the [Mutual]
> Fund's NAV may be calculated earlier if trading on the NYSE is
> restricted or as permitted by the SEC. The NYSE is closed on
> weekends and most national holidays, including New Year's Day,
> Martin Luther King, Jr. Day, Washington's Birthday/Presidents'
> Day, Good Friday, Memorial Day, Independence Day, Labor Day,
> Thanksgiving Day and Christmas Day. The NAV will not be
> calculated on days when the NYSE is closed for trading.

Purchase and redemption requests are priced based on the next NAV per share calculated after receipt of such requests. ***The NAV is the value of the [Mutual] Fund's securities, cash and other assets, minus all expenses and liabilities (assets – liabilities = NAV).*** NAV per share is determined by dividing NAV by the number of shares outstanding (NAV/ # of shares = NAV per share). The NAV takes into account the expenses and fees of the [Mutual] Fund, including management and administration fees, which are accrued daily.

274.   The Prospectus then described how the Mutual Fund's assets were valued for

purposes of calculating the NAV:

In calculating the NAV, portfolio securities are valued using current market values or official closing prices, if available. Each security owned by the [Mutual] Fund that is listed on a securities exchange is valued at its last sale price on that exchange on the date as of which assets are valued. Where the security is listed on more than one exchange, the [Mutual] Fund will use the price of the exchange that the [Mutual] Fund generally considers to be the principal exchange on which the security is traded.

When reliable market quotations are not readily available or the [Mutual] Fund's pricing service does not provide a valuation (or provides a valuation that in the judgment of the Adviser does not represent the security's fair value) or when, in the judgment of the Adviser, events have rendered the market value unreliable, ***a security or other asset is valued at its fair value as determined under procedures approved by the Board***. ***Valuing securities at fair value is intended to ensure that the [Mutual] Fund is accurately priced*** and involves reliance on judgment. ***Fair value determinations are made in good faith in accordance with the procedures adopted by the Board***. ***The Board will regularly evaluate whether the [Mutual] Fund's fair valuation pricing procedures continue to be appropriate in light of the specific circumstances of the [Mutual] Fund and the quality of prices obtained through their application by the Trust's valuation committee.*** There can be no assurance that the Fund will obtain the fair value assigned to a security if it were to sell the security at approximately the time at which the [Mutual] Fund determines its NAV per share.

275. Although the Prospectus purported to disclose certain risks around valuation, these risks related to external factors – such as market turmoil or technological errors by the pricing service – and not internal factors – such as manipulation of valuation models by Infinity Q.

276. The Statement of Additional Information in the December 2019 Securities Act Filing also disclosed how NAV was calculated:

> The NAV of the [Mutual] Fund is determined as of the close of regular trading on the NYSE (generally 4:00 p.m., Eastern Time), each day the NYSE is open for trading. . . .
>
> *NAV is calculated by adding the value of all securities and other assets attributable to the [Mutual] Fund* (including interest and dividends accrued, but not yet received), then subtracting liabilities attributable to the [Mutual] Fund (including accrued expenses).

277. The Statement of Additional Information contained further disclosures about valuation of the Mutual Fund's assets:

> Generally, *the [Mutual] Fund's investments are valued* at market value or, in the absence of a market value, *at fair value as determined in good faith by [Infinity Q] with oversight by the Trust's Valuation Committee pursuant to procedures approved by or under the direction of the Board*. Pursuant to those procedures, [Infinity Q] considers, among other things: (1) the last sales price on the securities exchange, if any, on which a security is primarily traded; (2) the mean between the bid and asked prices; (3) *price quotations from an approved pricing service*; and (4) other factors as necessary to determine a fair value under certain circumstances.
>
> Securities primarily traded in the NASDAQ Global Market® for which market quotations are readily available shall be valued using the NASDAQ® Official Closing Price ("NOCP"). If the NOCP is not available, such securities shall be valued at the last sale price on the day of valuation, or if there has been no sale on such day, at the mean between the bid and asked prices. OTC securities which are not traded in the NASDAQ Global Market® shall be valued at the most recent sales price. *Securities and assets for which market quotations are not readily available (including restricted securities which are subject to limitations as to their sale) are valued at fair value as determined in good faith under procedures approved by or under the direction of the Board*.

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278.   With respect to U.S. Bancorp's role in valuation, the Statement of Additional

Information disclosed that:

> [t]he Board has delegated day-to-day valuation matters to a
> Valuation Committee that is comprised of the Trust's President,
> Treasurer and Assistant Treasurer and is overseen by the Trustees.
> The function of the Valuation Committee is to review [Infinity Q]'s
> valuation of securities held by [the Mutual Fund] for which current
> and reliable market quotations are not readily available. ***Such
> securities are valued at their respective fair values as determined
> in good faith by [Infinity Q],*** and the Valuation Committee gathers
> and reviews Fair Valuation Forms that are completed by [Infinity Q]
> to support its determinations, and which are subsequently reviewed
> and ratified by the Board. The Valuation Committee meets as
> needed. The Valuation Committee met twelve times during the
> fiscal year ended August 31, 2019, with respect to the Fund.

279.   The Notes to the Mutual Fund's Consolidated Financial Statements in its Annual

Report filed with the SEC on November 8, 2019 (the "Annual Report") – which was incorporated

by reference into the December 2019 Securities Act Filing – also contained information about

valuation of the Mutual Fund's assets. The financial statements in the Annual Report were audited

by EisnerAmper.

280.   The Annual Report stated that the Mutual Fund followed a hierarchy to determine

fair value, ranking the Mutual Fund's holdings as either Level 1, Level 2, or Level 3. Those levels

were described as follows, with market data obtained from independent sources described as

"observable inputs" and the Mutual Fund's own market assumptions described as "unobservable

inputs":

Level 1	Quoted prices in active markets for identical securities. An active market for a security is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. A quoted price in an active market provides the most reliable evidence of fair value.
Level 2	Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability either directly or indirectly.

	These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates, and similar data.
Level 3	Significant unobservable inputs, including the [Mutual] Fund's own assumptions in determining fair value of investments

281.   The Annual Report further stated that variance swaps were categorized as either Level 2 (in the case of vanilla swaps) or Level 3 (in the case of corridor swaps), but in any event these positions were modeled using an independent third-party pricing service:

> Other financial derivative instruments, such as foreign currency contracts, options contracts, futures, or *swap agreements*, derive their value from underlying asset prices, indices, reference rates, and other inputs or a combination of these factors. *Depending on the product and the terms of the transaction, the value of the derivative contracts can be estimated by [Infinity Q] or a pricing service using model pricing tailored to the type of security held. The pricing models use various inputs that are observed from actively quoted markets such as issuer details, indices, spreads, interest rates, curves, implied volatility and exchange rates*.
>
> . . .
>
> *The Fund makes investments in various types of volatility and variance swaps. [Infinity Q] deems vanilla volatility and variance swaps as Level 2 positions and corridor variance swaps as Level 3 positions in the fair value hierarchy. The [Mutual] Fund uses a pricing service to model price the variance swap trades. The pricing service uses quotes from brokers to estimate implied volatility levels as an input to these models.* A significant change in implied volatility could have a significant impact on the value of a position.
>
> The Fund makes dispersion investments using volatility and variance swaps and options on dispersion. [Infinity Q] deems these positions to be illiquid and classifies these positions as Level 3 in the fair value hierarchy. The Adviser uses model pricing to calculate the fair volatility level for each leg of the dispersion trade. The Adviser uses quotes from a pricing service and brokers to estimate implied volatility levels as an input to these models. A significant change in implied volatility could have a significant impact on the

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value of a position, and depending on the direction of the change, could either increase or decrease a position's value.

The Fund makes cross-asset correlation investments using correlation and covariance swaps. The Adviser deems these positions to be illiquid and classifies these positions as Level 3 in the fair value hierarchy. The Adviser uses a third party calculation agent to value these positions. The local volatility model is used to calculate the fair correlation level for correlation swaps. Quotes from a pricing service are used to estimate the implied correlation levels as an input to these models. A significant change in implied volatility could have a significant impact on the value of a position, and depending on the direction of the change, could either increase or decrease a position's value.

282.   EisnerAmper submitted a "Report of Independent Public Accounting Firm" with the Annual Report (the "Audit Report"), which was also incorporated by reference in the December 2019 Securities Act Filing. In that Audit Report, EisnerAmper represented that it had audited the Mutual Fund's financial statements and that those financial statements – which included the NAV figures reported in Paragraphs 271 and 272 – fairly presented in all material respects, the Mutual Fund's financial results in accordance with U.S. GAAP. That is, EisnerAmper told investors that it had reviewed the Mutual Fund's NAV calculations and that they were accurately presented.

283.   Plaintiffs purchased Mutual Fund shares issued pursuant to the December 2019 Securities Act Filing.

284.   The representations described above in the December 2019 Securities Act Filing were material to Plaintiffs.

285.   Plaintiffs relied on the Mutual Fund's reported NAV in deciding to purchase the Mutual Fund shares.

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286.   Moreover, because Plaintiffs, like other outside investors, did not have insight into the actual valuation of the swap positions, they had to rely on the integrity of the Mutual Fund's valuation procedures.

287.   Because Infinity Q's trading strategy was complex and opaque, it was essential to Plaintiff sthat the Mutual Fund's holdings were being accurately valued and that the valuation was not subject to manipulation by Infinity Q.

288.   Unfortunately for Plaintiffs and other investors, for the reasons explained below, the statements in the December 2019 Securities Act Filing (and the documents incorporated by reference therein) were materially false and misleading.

289.   Had Plaintiffs known the truth (as described below), Plaintiffs would not have purchased the Mutual Fund shares or, if they had done so, would not have paid the prices they did.

H.   Defendants' Representations to Plaintiffs Were False and Misleading When Made

290.   Unbeknownst to Plaintiffs or their investment advisor, Defendants' material representations concerning the Mutual Fund's reported NAV, the fair value of the Mutual Fund's positions, and Infinity Q's use of an independent third-party pricing service were either false or omitted truthful information that rendered their representations materially misleading.

291.   From at least 2018 through February 2021, Infinity Q manipulated the valuations of the Mutual Fund's derivative positions. Defendant Velissaris mismodeled numerous positions held by the Mutual Fund, artificially inflating their values. This mismodeling often boosted the value of a single position by millions of dollars and artificially inflated the Mutual Fund's NAV. Moreover, far from using an independent pricing service not subject to manipulation, Velissaris regularly interfered with the third-party pricing model – BVAL – in order to manipulate the valuations.

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292.   Infinity Q repeatedly modeled derivative positions in BVAL in ways that did not match the true parameters of the positions as set forth in the term sheets, and which were designed to produced inflated valuations.

293.   There were numerous ways in which Velissaris manipulated BVAL. *First*, he regularly entered the wrong inputs into BVAL when modeling a position. Velissaris altered crucial terms of the swaps, including start dates, end dates, notional amounts, strike prices, and corridors.

294.   For example, for some corridor swaps, Velissaris entered a number for the lower or upper bound of a corridor that was different from the terms of the deal. He would thus either widen or narrow the corridor in a way that artificially inflated the valuation of the swap. Velissaris sometimes changed the lower or upper bounds of a corridor many times over the life of a swap, even though the terms were meant to be static.

295.   On other occasions, Velissaris would input the wrong start date into BVAL.   By improperly changing the start date of the swap, Velissaris caused BVAL to generate an artificially inflated value.

296.   *Second*, Velissaris altered the underlying code used to calculate the valuation for certain swaps. For corridor swaps, the underlying code contained a script that directed volatility to be accounted for only if it fell below the upper bound <u>and</u> above the lower bound of the corridor. Velissaris changed the "and" in the code script to an "or" so that volatility would be accounted for if it fell below the upper bound <u>or</u> above the lower band. Of course, any number would always meet that manipulated criteria. Thus, Velissaris's change to the code effectively eliminated the corridor and produced an inflated valuation.

297.   At other times, Velissaris altered the code to change the number of business days in a year to over 252 days (which was the number of days set forth in the term sheet). Sometimes,

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Velissaris would expand the number of business days in a year to over 365 – which was of course an impossibility. Increasing the number of days artificially inflated the value of the swap by changing the annualization factor.

298.   *Third*, Velissaris selected improper templates in BVAL. BVAL had two types of templates: standard templates and custom templates. Only the custom templates allowed the user to alter the underlying code. When using the standard template, the code was locked and could not be altered. Thus, rather than select proper standard templates for valuing certain positions, in some instances Velissaris created his own custom template so that he could manipulate the code and artificially inflate the value of the Mutual Fund's holdings.

299.   In other instances, Velissaris used a standard template that was insufficient to accurately model a position. Specifically, Velissaris would sometimes use BVAL's standard template for valuing a corridor swap; yet the standard template did not contain inputs for the corridor parameters. Thus, in these instances, BVAL would generate an inflated value for the corridor swaps that did not take account of the corridors.

300.   *Fourth*, Velissaris selected an implied volatility assumption for variance swaps that artificially inflated the value of the swaps. BVAL allowed a user to select a "volatility surface" for any particular position to model the implied volatility. Velissaris selected a volatility surface to maximize the value of the Mutual Fund's positions rather than the one that best fit the terms of the swap position.

301.   Velissaris's manipulations of BVAL's valuation code was frequent and resulted in the swaps being massively overvalued.

302. Although Velissaris's manipulation of the valuation of the Mutual Fund's holdings lasted several years, that manipulation intensified with the onset of the global COVID-19 pandemic and the ensuing market turmoil in March 2020.

303. At that time, Infinity Q had to cover tens of millions of dollars in margin calls. Velissaris increased his manipulation of the valuations to make it appear like the Mutual Fund was performing well under difficult market conditions. This, in turn, attracted new investment in the Mutual Fund, which provided Infinity Q with the additional capital it needed to continue operations.

304. In connection with its investigation of Infinity Q, the SEC retained a third-party valuation firm to recalculate the Mutual Fund's historical month-end NAV. The following table created by the SEC reflects the Mutual Fund's recalculated NAV against its reported NAV on a quarterly basis starting from 2017 and ending with the Mutual Fund's liquidation:

Month End	IQ Reported Mutual Fund NAV	Recalculated Mutual Fund NAV	Difference	Percent Overvalued
3/31/2017	$156,433,465	$150,456,249	($5,977,216)	3.97%
6/30/2017	$159,886,216	$150,827,761	($9,058,455)	6.01%
9/30/2017	$165,306,959	$159,449,652	($5,857,307)	3.67%
12/31/2017	$173,098,348	$170,908,162	($2,190,187)	1.28%
3/31/2018	$210,240,557	$206,520,975	($3,719,582)	1.80%
6/30/2018	$234,320,148	$225,651,709	($8,668,439)	3.84%
9/30/2018	$310,450,929	$304,083,779	($6,367,150)	2.09%
12/31/2018	$428,724,464	$400,457,990	($28,266,474)	7.06%
3/31/2019	$549,812,778	$517,609,174	($32,203,604)	6.22%
6/30/2019	$626,243,979	$575,038,219	($51,205,759)	8.90%
9/30/2019	$702,332,704	$636,806,877	($65,525,827)	10.29%
12/31/2019	$770,265,076	$678,227,874	($92,037,201)	13.57%
3/31/2020	$1,051,949,041	$634,596,397	($417,352,644)	65.77%
6/30/2020	$1,367,755,693	$883,049,535	($484,706,158)	54.89%
9/30/2020	$1,634,510,959	$1,149,333,710	($485,177,249)	42.21%
12/31/2020	$1,807,630,993	$1,399,060,792	($408,570,201)	29.20%
2/18/2021	$1,727,194,949	$1,330,371,820	($396,823,128)	29.83%

305. The above table demonstrates that throughout 2020 the Mutual Fund's NAV was significantly inflated as a result of Velissaris's manipulation of the valuations. The inflation was as high as 66% and no lower than 29% in 2020.

306. The manipulation of the valuation of the Mutual Fund's assets rendered the statements set forth in Paragraphs 271 through 282 materially false and/or misleading because:

    a.   **the Mutual Fund's NAV was actually less than reported;**

    b.   **the Mutual Fund's investment returns were actually less than reported;**

    c.   **the Mutual Fund's shares were not being sold at actual NAV-per-share because the NAV was inflated by the manipulated valuations;**

    d.   **the NAV was not calculated by subtracting the value of the Mutual Fund's assets from its liabilities because the value of the assets were inflated by the manipulated valuations;**

    e.   **the Mutual Funds assets were not valued at fair value as determined in good faith by Infinity Q pursuant to approved procedures because the assets were valued using manipulated, inflated valuations;**

    f.   **Although the Mutual Fund used a pricing service to price the variance swap trades using quotes from brokers to estimate implied volatility levels, the code and inputs for the pricing service model were manipulated to create inflated valuations; and**

    g.   **the Mutual Fund's financial statements did not fairly present in all material respects the Mutual Fund's financial results in accordance with U.S. GAAP because of the inflated asset valuations.**

I.   **Defendants Fail to Perform Their Gatekeeper Function and Ignore Obvious Red Flags**

307. Infinity Q's massive overvaluations of the Mutual Fund's swap positions raised a number of red flags that were visible to U.S. Bancorp, the Trustees, the officers of TAP, EisnerAmper, and Quasar, but not to the Mutual Fund's outside investors.

308. One of the most glaring red flags was the counterparty valuations for the Mutual Fund's swap positions.

309.   As noted above, the swaps were bilateral agreements between the Mutual Fund and large financial institutions. Like Infinity Q, the Mutual Fund's counterparties regularly valued the positions, and most of them did so using the same model as Infinity Q.

310.   There were significant disparities between the counterparties' valuations and Infinity Q's inflated valuations, which implied that something was not right with one side's valuations.

311.   The signs pointed to Infinity Q's valuations being off, not the counterparties. That is because when the trade finally settled on the end date of the swap, the parties had to agree on the final valuation. On numerous occasions, Infinity Q suddenly reduced its valuation when the swap settled.

312.   The fact that Infinity Q consistently produced valuations that were much more favorable to the Mutual Fund than the counterparties' valuations, that both parties were using the same valuation techniques, and that Infinity Q reduced its final valuation at settlement, indicated that Infinity Q's valuations were inaccurate.

313.   U.S. Bancorp personnel, the Trustees, and EisnerAmper all had access to the counterparties' valuations, yet they simply ignored that Infinity Q's valuations were significantly higher than the counterparties' valuations.

314.   The Trustees had a Valuation Committee that reviewed Infinity Q's valuation of the variance swaps. They supposedly gathered and reviewed "Fair Valuation Forms" completed by Infinity Q to support its valuation determinations, which were subsequently supposed to be reviewed and ratified by the Trustees.

315.   EisnerAmper audited the Mutual Fund. During its audits, EisnerAmper conducted tasks to validate Infinity Q's valuation of the Mutual Fund's holdings. Specifically, EisnerAmper

communicated with the custodian, prime broker, and the counterparties of the Mutual Fund about those holdings. The Trustees had an Audit Committee that reviewed the results of EisnerAmper's audit.

316. The differences between Infinity Q's valuations and the counterparties' valuations were discussed during audits of the Mutual Fund. Despite the broad disparities between the valuations – and the red flag that raised – the auditors simply disregarded the counterparty valuations.

317. The disparities between Infinity Q's valuations and the counterparties' valuations were not merely hypothetical differences. When Infinity Q's positions began to lose value, they were subject to margin calls from the counterparties. That is, the Mutual Fund was required to post collateral due to the counterparties' valuation of the position. Infinity Q's valuation would indicate that it was not required to pay these margin calls. If those valuations had not been fabricated, there would be no reason to pay the margin calls. But Infinity Q posted the collateral for the margin calls without contesting the counterparties' significantly lower valuations.

318. The counterparty valuations were not the only red flags. Another significant warning sign was the differences between the valuations of identical positions held by both the Mutual Fund and the Hedge Fund.

319. Generally, Infinity Q would negotiate a single variance swap trade and allocate a portion to the Mutual Fund and a portion to the Hedge Fund.

320. However, because of Velissaris's manipulation, the Mutual Fund and Hedge Fund would have different marks for identical positions.

321. U.S. Bancorp was the administrator of both the Mutual Fund and the Hedge Fund.

322. EisnerAmper was the auditor of both the Mutual Fund and the Hedge Fund.

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323.   Thus, U.S. Bancorp and EisnerAmper were privy to these disparate valuations of the exact same positions, but once again turned a blind eye.

324.   Furthermore, some of Infinity Q's valuations were mathematically impossible.

325.   Specifically, Infinity Q reported valuations for short positions on variance swaps where it would report a higher value than was mathematically possible. That is, Infinity Q valued variance swaps at a price that would require volatility to be below zero for the remainder of its term. However, because volatility can never be negative, these valuations were impossible.

326.   The only possible explanation for these impossible valuations – where implied volatility was negative – is that the inputs had been altered. And that was in fact the case. For these short positions, Velissaris adjusted the inputs – such as the notional amount or the strike price – from what was listed in the term sheet. Only then was he able to create a valuation that suited Infinity Q.

327.   In doing so, Velissaris provided a valuation that could only be reached if implied volatility were negative. This was another major red flag that should have been obvious to those auditing the valuations.

328.   As part of its audit, EisnerAmper evaluated significant estimates made by Infinity Q by conducting a "re-performance" test that attempted to replicate Infinity Q's valuation of the Mutual Fund's assets.

329.   Ryan Tyas ("Tyas"), a Senior Audit Manager at EisnerAmper, worked on EisnerAmper's audits of the Mutual Fund. When interviewed by government investigators on September 10, 2021, and February 4, 2022, Tyas disclosed that EisnerAmper's re-pricing desk did not have access to the corridor values for the Mutual Fund's corridor swaps. Thus, EisnerAmper

attempted to replicate the valuation of corridor swaps without vital information necessary to test the accuracy of Infinity Q's valuation.

330.   To make matters worse, Tyas was informed by his own audit team that Velissaris was using standard templates for vanilla variance swaps to value corridor swaps. It was impossible to value corridor swaps on the standard BVAL template because there was nowhere to input the corridor boundaries. Thus, there was no way that the standard BVAL template could accurately value corridor swaps; instead, a custom template was needed. Tyas, however, disregarded this warning from his audit team and proceeded with auditing these positions (and certifying their accuracy).

331.   In addition to the Mutual Fund officers and auditor, Infinity Q's officers knew that Velissaris was not accurately valuing positions.

332.   Defendant Potter told government authorities in October 2021 that Velissaris "did not understand compliance." Yet, Potter also understood Velissaris was inputting the valuation parameters into BVAL.

333.   Defendant Lindell, who was Infinity Q's Chief Risk Officer, noticed that there were inputs in BVAL that were inconsistent with the term sheets. He also reviewed the counterparty marks that were different from Infinity Q's marks. He further recognized a trend whereby Infinity Q's final valuations of variance swaps upon settlement dropped drastically from Velissaris's interim valuations.

334.   However, like Potter and the other Defendants, Lindell turned a blind eye to Velissaris's manipulated valuations. Indeed, as the SEC recently noted in charging Lindell with violations of the federal securities laws, "Lindell failed to appropriately discharge his responsibilities in the face of multiple red flags regarding Infinity Q's valuations."

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J.   **Plaintiffs Suffer Significant Losses When Trading in the Mutual Fund Is Suspended and the Mutual Fund Is Forced into Liquidation**

335.   On December 30, 2020, the Mutual Fund unexpectedly announced that it was shutting its doors to new capital:

> Effective as of the close of business on December 31, 2020, the Infinity Q Diversified Alpha Fund (the "Infinity Q Fund") is closed to all new investment, including through dividend reinvestment, and the Infinity Q Fund's transfer agent will not accept orders for purchases of shares of the Infinity Q Fund from either current Infinity Q Fund shareholders or new investors. Current shareholders, however, may continue to redeem Infinity Q Fund shares. If all shares of the Infinity Q Fund held in an existing account are redeemed, the shareholder's account will be closed.
>
> Shareholders will be notified when the Infinity Q Fund is re-opened for all investment.

336.   This was an extremely unusual move for a Mutual Fund.

337.   A few weeks later, the Mutual Fund provided an explanation for this strange announcement.

338.   On February 22, 2021, the Mutual Fund and Infinity Q sought and obtained an order from the SEC permitting the Mutual Fund to suspend redemptions and postpone the date of redemption payments beyond seven days.

339.   Shockingly, the Mutual Fund informed the SEC that it could not value some of its assets and provide an accurate NAV pursuant to which its securities could be traded because the SEC had informed it that Velissaris had been improperly manipulating the valuation of the Mutual Fund's swaps. Specifically, the Mutual Fund told the SEC:

> On February 18, 2021, based on information learned by the [SEC] staff and shared with Infinity Q, Infinity Q informed the [Mutual] Fund that Infinity Q's Chief Investment Officer had been adjusting certain parameters within the third-party pricing model that affected the valuation of the Swaps. On February 19, 2021, Infinity Q informed the [Mutual] Fund that at such time it was unable to conclude that these adjustments were reasonable, and, further, that

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it was unable to verify that the values it had previously determined for the Swaps were reflective of fair value. Infinity Q also informed the [Mutual] Fund that it would not be able to calculate a fair value for any of the Swaps in sufficient time to calculate an accurate NAV for at least several days. Infinity Q and the [Mutual] Fund immediately began the effort to value these Swap positions accurately to enable the Fund to calculate an NAV, which effort includes the retention of an independent valuation expert. However, Infinity Q and the [Mutual] Fund currently believe that establishing and verifying those alternative methods may take several days or weeks. Infinity Q and the [Mutual] Fund are also determining whether the fair values calculated for positions other than the Swaps are reliable, and the extent of the impact on historical valuations. As a result, the [Mutual] Fund was unable to calculate an NAV on February 19, 2021, and it is uncertain when the Fund will be able to calculate an NAV that would enable it to satisfy requests for redemptions of Fund shares.

340.   The Mutual Fund requested that the SEC grant it permission to liquidate its holdings and cease operations.

341.   On February 18, 2021, the last date on which Velissaris's valuations were used to calculate the Mutual Fund's NAV, the Mutual Fund's NAV was reported as $1,727,194,949.

342.   On March 11, 2021, the Mutual Fund provided an update to investors. It advised investors that it had retained an advisor to assist in the liquidation of the Mutual Fund's assets. Significantly, the Mutual Fund announced that "the proceeds from liquidating the swaps and other portfolio positions liquidated to date will be less than the aggregate value ascribed to those instruments by Infinity Q and the Fund on February 18, 2021."

343.   On March 26, 2021, the Mutual Fund informed investors that its entire portfolio had been liquidated as of March 19, 2021. The liquidation generated $1,249,485,022 in proceeds, representing almost *half a billion dollars less* than the Mutual Fund's valuation prior to the suspension of redemptions, evidencing significant losses for Plaintiffs and other investors in the Mutual Fund.

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344.   Rather than immediately distribute the liquidated proceeds to investors, U.S. Bank set up procedures to minimize its liability and reduce its legal exposure. In December 2021, the Trustees of the Mutual Trust established a "Special Litigation Committee" to investigate potential claims on behalf of the Mutual Fund. However, to date, no claims have been pursued by the Special Litigation Committee.

345.   To deter investors from taking any action against the Trust or its agents, U.S. Bank siloed $750 million of the Mutual Fund's assets as a "Special Reserve" against future and potential liabilities.

346.   Although the Mutual Fund made an interim distribution in December 2021 of around $500 million, and a second interim distribution of $170 million in mid-2022, it continues to hold a Special Reserve rather than distribute that money to investors.

347.   Consequently, investors – including Plaintiffs – have received only a fraction of the value of the capital they invested in the Mutual Fund prior to its liquidation.

K.   Government Investigations

1.   The SEC Investigations and Enforcement Actions

348.   The SEC began investigating Infinity Q's valuation practices in 2020. In May 2020, the SEC sent Infinity Q an initial information request. In June 2020, the SEC sent Infinity Q a follow-up information request. Until February 2022, the SEC's investigation was confidential and unbeknownst to Plaintiffs.

349.   In or about October 2020, an SEC employee with a background in derivatives started working on an investigation relating to Infinity Q. Initially, the SEC reviewed information relating to the Mutual Fund's positions and entered the terms of selected positions into a pricing template accessible on Bloomberg. After identifying some discrepancies between the values

reported by Infinity Q and the values generated by the template, the SEC decided to interview Velissaris.

350. On November 5, 2020, the SEC met with Velissaris. During that interview, Velissaris described Infinity Q's valuation practices generally, including Infinity Q's use of BVAL to price swaps. Velissaris did not tell the SEC about his manipulation of the valuations.

351. On November 17, 2020, the SEC again interviewed Velissaris. During that meeting, Velissaris made a presentation to the SEC about his valuations. Although he provided screenshots of the valuations, these screenshots did not include the underlying code that Velissaris had altered.

352. Following that meeting, the SEC determined that Velissaris's valuation of a particular corridor swap could only be reached by disregarding the corridors.

353. The SEC thus decided to intensify its investigation. In January 2021, the SEC obtained "read only" access to Infinity Q's portfolio within BVAL. The SEC discovered that someone had altered the code in BVAL for a corridor swap so as to effectively remove the corridor. Doing so increased the valuation of a single position almost four-fold.

354. The SEC realized that the manipulation of the BVAL code was not limited to a single position. The SEC observed manipulation of code on 24 corridor variance swap positions that were on the Mutual Fund's books as of February 10, 2021. These changes included (1) the use of an "and" statement instead of an "or" statement in the corridor section of the script; (2) the hardcoding of a lower corridor bound of only $1, which widened the corridor; (3) the subtraction of a constant from the lower corridor bound, which widened the corridor; and (4) the addition of a constant to the upper corridor bound, which widened the corridor.

355. The SEC reversed these script manipulations to determine the actual value of the Mutual Fund's positions. The resulting valuation of the 24 positions reduced the value by $86 million.

356. In addition to observing these code alterations, the SEC also found that Infinity Q was using more than 252 trading days to calculate the annualization factor for the valuations, sometimes using more than 365 days (which was impossible). When the SEC properly set the annualization factor to 252 days, it reduced the valuation of the 24 positions by approximately $120 million.

357. The SEC also performed mathematical calculations based on the terms of certain short positions to calculate the maximum payout, based on the volatility accrued to date. In some cases, these mathematical calculations showed that the value reported by Infinity Q could only be true if implied volatility were negative, which is impossible.

358. On February 17, 2022, the SEC filed a Complaint against Velissaris in the United States District Court for the Southern District of New York. The SEC alleged that Velissaris violated numerous provisions of the federal securities laws. The SEC's Complaint seeks civil monetary penalties, disgorgement, and an officer and director bar against Velissaris. The action is currently stayed.

359. On September 30, 2022, the SEC also filed a Complaint against Lindell. The SEC alleges that Lindell ignored various red flags about Velissaris's use of BVAL. Lindell agreed to settle the charges brought by the SEC.

2. The DOJ's Indictment and Prosecution of Velissaris

360. On or about February 16, 2022, a New York federal grand jury returned an indictment against Velissaris charging him with securities fraud and other crimes.

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361. On February 17, 2022, Velissaris was arrested in Atlanta, Georgia. He was released on $3 million bail.

362. Over the course of the ensuing months prior, substantial discovery was produced by the government to Velissaris.

363. On April 18, 2022, the government provided Velissaris with a list of (a) approximately 370 swap positions that were manipulated in BVAL as of February 2021, (b) approximately 300 instances where identical swap positions were assigned different values in the Mutual Fund and the Hedge Fund, (c) approximately 50 swap positions that were reported with impossible valuations, and (d) four positions where Infinity Q had submitted or prepared altered terms sheets for the auditor.

364. On May 27, 2022, the government provided Velissaris with approximately 40 swap positions that were manipulated in BVAL between 2018 and 2021.

365. On July 8, 2022, the government provided Velissaris with one additional swap position that had been assigned an impossible valuation.

366. On August 16, 2022, the government provided Velissaris with approximately 20 swap positions that were manipulated in BVAL between 2018 and 2021.

367. The government hired an expert from NERA Economic Consulting ("NERA") to examine Infinity Q's valuations and determine whether Velissaris had manipulated the BVAL models.

368. The government instructed NERA to compare the term sheets for selected positions with the terms that Velissaris had actually entered into BVAL, and to thereby identify the number of the selected positions that had been manipulated in BVAL. NERA concluded that 78% of

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BVAL valuations of the selected positions were based on the entry of altered deal terms within BVAL.

369.   Furthermore, NERA found a number of instances of identical positions held by both the Hedge Fund and the Mutual Fund where Infinity Q reported differing values due to mismodeling.

370.   The government asked NERA to model the selected positions in BVAL using the true terms from the deals' underlying term sheets. The Government tasked NERA with performing this work – and specifically utilizing BVAL for revaluation – in order to generate values that approximate the "but-for" values that BVAL would have generated had the defendant modeled the selected positions correctly in BVAL. NERA selected the templates for each of the selected positions, correctly inputted the deal terms into the template, and generated values for each of the selected positions. NERA observed that Velissaris's alterations caused the selected positions' valuations to be inflated by hundreds of millions of dollars. NERA confirmed that Velissaris's alterations of inputs from the term sheets accounted for the overwhelming majority of the difference between Infinity Q's reported values and NERA's valuations.

371.   The government also requested that NERA identify positions whose BVAL valuations as reported by Infinity Q were mathematically impossible. NERA identified seven such positions in its sample. In each of these positions, Velissaris was able to generate these "impossible" valuations, because he had manipulated the terms of the deal when inputting them into BVAL.

372.   Velissaris's criminal trial was scheduled for November 28, 2022.

373.   On November 22, 2022, Velissaris agreed to plead guilty to one count of securities fraud. Velissaris faces up to twenty years in prison, and has agreed to forfeit over $20 million in ill-gotten gains.

L.   Plaintiffs Opt Out of the Class Settlement and Exclude Themselves from the Class

374.   Several putative class actions were filed against Defendants in both state and federal court.

375.   In 2022, a proposed global resolution of these class actions was announced.

376.   On December 19, 2022. Plaintiffs submitted a notice of exclusion from the class settlement via the procedures contained in the applicable notice announcing a proposed resolution of the class actions.

V.   SECURITIES ACT CAUSES OF ACTION

377.   Plaintiffs assert strict liability and negligence claims based on the Securities Act.

378.   Plaintiffs' Securities Act causes of action are not based on any allegations of knowing or reckless misconduct on behalf Defendants.

379.   Plaintiffs' Securities Act causes of action do not allege, and do not sound in, fraud.

FIRST CAUSE OF ACTION

Violations of Section 11 of the Securities Act
(Against TAP, Infinity Q, U.S. Bancorp, EisnerAmper, Quasar, and the Individual Defendants)

380.   Plaintiffs repeat and reallege the allegations contained above as if set forth fully herein.

381.   This Cause of Action is asserted against Defendants TAP, Infinity Q, U.S. Bancorp, EisnerAmper, Quasar, Velissaris, Potter, Lindell, Chrystal, DiUlio, Kashmerick, Resis, Simon, and Jensen pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k.

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382.   The December 2019 Securities Act Filing and the documents incorporated therein by reference contained false statements of material fact and/or omitted material facts that were required to be disclosed or necessary to make the statements therein not misleading, as detailed herein.

383.   TAP was the registrant of the securities issued pursuant to the December 2019 Securities Act Filing. As the issuer, TAP is strictly liable under the Securities Act.

384.   Defendants Velissaris, Potter, Chrystal, DiUlio, Kashmerick, Resis, and Simon signed the December 2019 Securities Act Filing. Additionally, Defendants Chrystal, DiUlio, Kashmerick, and Resis were Trustees of TAP.

385.   Defendant Quasar served as the underwriter for the shares offered pursuant to the December 2019 Securities Act Filing.

386.   Defendants Infinity Q, U.S. Bancorp, EisnerAmper, Lindell and Jensen each consented to having been named as the persons who prepared or certified parts of the December 2019 Securities Act Filing, which such portions are alleged herein to be materially false and misleading.

387.   None of the defendants named herein made a reasonable investigation or possessed reasonable grounds for the belief that the statements contained in the December 2019 Securities Act Filing were true and without omissions of any material facts and were not misleading.

388.   Plaintiffs purchased shares of the Mutual Fund registered under and directly traceable to the December 2019 Securities Act Filing.

389.   Plaintiffs did not know, nor in the exercise of reasonable diligence could they have known, of the untrue statements of material fact or omissions of material facts in the December 2019 Securities Act Filing when they purchased shares of the Mutual Fund.

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390.   The value of the Mutual Fund shares declined substantially upon the Mutual Fund's liquidation, and Plaintiffs have sustained damages.

391.   This claim does not sound in fraud. For purposes of asserting this claim under the Securities Act, Plaintiffs do not allege that Defendants acted with scienter or fraudulent intent.

392.   By reason of the foregoing, Defendants are liable for violations of Section 11 of the Securities Act.

393.   Subject to class action tolling, Plaintiffs have brought this claim within one year of discovery of the violations alleged herein, and within three years of the Mutual Fund shares being bona fide offered to the public. Consequently, this action is timely.

SECOND CAUSE OF ACTION

Violation of Section 12(a)(2) of the Securities Act
(Against TAP, U.S. Bancorp, Infinity Q, and Quasar)

394.   Plaintiffs repeat and reallege the allegations contained above as if set forth fully herein.

395.   This cause of action is brought pursuant to Section 12(a)(2) of the Securities Act, 15 U.S.C. § 77l(a)(2), for damages in connection with the December 2019 Securities Act Filing.

396.   This cause of action is a strict liability claim and does not sound in fraud. Plaintiffs are not required to allege that Defendants TAP, U.S. Bancorp, Infinity Q and Quasar acted with scienter or fraudulent intent, which are not elements of a Section 12(a)(2) claim.

397.   Defendants TAP, U.S. Bancorp, Infinity Q and Quasar offered to sell, solicited the sale of and/or sold the Mutual Fund's shares to Plaintiffs by means of the December 2019 Securities Act Filing that included untrue statements of material fact and omitted to state other material facts necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, as detailed herein.

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398.   Plaintiffs purchased shares of the Mutual Fund registered under and directly traceable to the December 2019 Securities Act Filing directly from Defendants TAP, U.S. Bancorp, Infinity Q and Quasar.

399.   Defendants TAP, U.S. Bancorp, Infinity Q and Quasar did not make a reasonable investigation or possess reasonable grounds for the belief that the statements contained in the December 2019 Securities Act Filing detailed herein were true and did not omit to state material facts necessary to be stated in order to make the statements made therein not false or misleading. Defendants TAP, U.S. Bancorp, Infinity Q and Quasar should have known in the exercise of reasonable care of the misstatements and omissions as set forth above.

400.   At the time they acquired their shares of Mutual Fund, Plaintiffs did not know, nor in the exercise of reasonable diligence could they have known, of the untruths and omissions alleged in this cause of action.

401.   By reason of the conduct alleged herein, Defendants TAP, U.S. Bancorp, Infinity Q and Quasar violated Section 12(a)(2) of the Securities Act.

402.   As a result of the violations of Section 12(a)(2) complained of herein, Plaintiffs have sustained damages in connection with their purchases of the Mutual Fund shares. The value of the Mutual Fund shares declined substantially upon the Mutual Fund's liquidation. Plaintiffs have the right to rescind and recover the consideration paid for their shares, with interest thereon, upon tendering the shares.

403.   Subject to class action tolling, Plaintiffs have brought this claim within one year after the discovery of the false and misleading statements and omissions herein or after such discovery could have been made in the exercise of reasonable diligence, and within three years of the December 2019 Securities Act Filing. Consequently, this action is timely.

THIRD CAUSE OF ACTION
Violation of Section 15 of the Securities Act
(Against Defendants Infinity Q, U.S. Bancorp, Bonderman LP, IQME, and the Individual Defendants)

404.   Plaintiffs repeat and reallege the allegations contained in above as if set forth fully herein.

405.   This cause of action is brought pursuant to Section 15 of the Securities Act against Defendants Infinity Q, U.S. Bancorp, Bonderman LP, IQME, Velissaris, Potter, Lindell, Chrystal, DiUlio, Kashmerick, Resis, Simon, and Jensen.

406.   This claim does not sound in fraud. Plaintiffs do not allege that Defendants acted with scienter or fraudulent intent.

407.   Defendant Infinity Q managed the investment strategy of the Mutual Fund and TAP, and was a control person of the Mutual Fund and TAP. Each of Defendants Bonderman LP, IQME, Velissaris, Potter, and Lindell were control persons of Infinity Q, the Mutual Fund, and/or TAP by virtue of their management positions with and/or ownership of Infinity Q.

408.   Defendant U.S. Bancorp managed the operations, governance, servicing, and administration of the Mutual Fund and TAP, and was a control person of the Mutual Fund and TAP. Defendant U.S. Bancorp also was a control person of Quasar. Each of Defendants Chrystal, DiUlio, Kashmerick, Resis, Simon, and Jensen were control persons of U.S. Bancorp, Quasar, the Mutual Fund, and/or TAP by virtue of their management positions with U.S. Bancorp and/or TAP.

409.   Each of Defendants Infinity Q, U.S. Bancorp, Bonderman LP, IQME, Velissaris, Potter, Lindell, Chrystal, DiUlio, Kashmerick, Resis, Simon, and Jensen were participants in the violations of Section 11 and Section 12(a)(2) as alleged above, based on their each having signed or authorized the signing of the December 2019 Securities Act Filing and/or having otherwise actively participated in the sales process, including the preparation of the selling documents that allowed the offer and sale of the Mutual Fund shares to be successfully completed.

410.   By reason of such conduct, Defendants Infinity Q, U.S. Bancorp, Bonderman LP, IQME, Velissaris, Potter, Lindell, Chrystal, DiUlio, Kashmerick, Resis, Simon, and Jensen are liable to Plaintiffs pursuant to Section 15 of the Securities Act for the damages sustained by Plaintiffs as a result of the violations of Sections 11 and 12(a)(2) of the Securities Act.

411.   Subject to class action tolling, Plaintiffs have brought this claim within one year after the discovery of the false and misleading statements and omissions herein or after such discovery could have been made in the exercise of reasonable diligence, and within three years of the December 2019 Securities Act Filing. Consequently, this action is timely.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs demand judgment against Defendants as follows:

    (a) An award of money damages in an amount to be proved at trial;

    (b) On the Second Cause of Action, an award of rescissory damages;

    (c) An award of pre-judgment and post-judgment interest at the maximum rate;

    (d) An award of the costs and expenses incurred in connection with this action, including reasonable attorneys' fees; and

    (e) Any such other and further relief as the Court may deem just and proper.

Dated: New York, New York
       December 20, 2022   **ROLNICK KRAMER SADIGHI LLP**

                            /s/ Lawrence M. Rolnick
                            Lawrence M. Rolnick
                            Marc B. Kramer
                            Michael J. Hampson
                            1251 Avenue of the Americas
                            New York, NY 10020
                            Tel. 212.597.2800

                            Counsel for Plaintiffs